Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of

December 14, 2020

by and among

Experience Investment Corp.

Experience Merger Sub, Inc.

and

BLADE Urban Air Mobility, Inc.

TABLE OF CONTENTS

Page

Article I CERTAIN DEFINITIONS	3
1.01 Definitions	3
1.02 Construction	17
Article II THE MERGER; CLOSING	19
2.01 The Merger	19
2.02 Effects of the Merger	19
2.03 Closing	19
2.04 Certificate of Incorporation and Bylaws of the Surviving Company	19
2.05 Other Payments and Closing	20
2.06 Deliveries and Proceedings at Closing	20
2.07 Directors and Officers	20
Article III EFFECTS OF THE MERGER	21
3.01 Effect on Capital Stock	21
3.02 Withholding	22
3.03 Treatment of Company Stock Options	22
3.04 Surrender and Payment	23
3.05 Equitable Adjustments	25
3.06 Taking of Necessary Action; Further Action	25
3.07 Update to the Spreadsheet	25
Article IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY	26
4.01 Organization and Qualifications; Subsidiaries	26
4.02 Due Authorization	26
4.03 No Conflict; Consents	28
4.04 Governmental Authorities; Consents	28
4.05 Capitalization	28
4.06 Financial Statements	30
4.07 Undisclosed Liabilities	31
4.08 Litigation and Proceedings	31
4.09 Compliance with Laws	31
4.10 Intellectual Property	32

i

4.11 Software and IT	33
4.12 Material Contracts; No Defaults	34
4.13 Company Benefit Plans	36
4.14 Labor Matters	38
4.15 Taxes	40
4.16 Brokers’ Fees	42
4.17 Insurance	42
4.18 Real Property; Assets	42
4.19 Environmental Matters	43
4.20 Absence of Changes	44
4.21 Affiliate Agreements	44
4.22 Internal Controls	44
4.23 Permits	44
4.24 Privacy and Data Security	45
4.25 Information Supplied	46
4.26 Acquiror Common Stock	46
4.27 No Additional Representations and Warranties	46
4.28 No Reliance	47
Article V REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB	47
5.01 Organization and Qualifications; Subsidiaries	48
5.02 Due Authorization	48
5.03 No Conflict; Consents	49
5.04 Capitalization	50
5.05 Litigation and Proceedings	51
5.06 Compliance with Laws	51
5.07 SEC Filings and Financial Statements	51
5.08 NASDAQ Listing	52
5.09 Reporting Company	53
5.10 Investment Company	53
5.11 Transactions with Related Parties	53
5.12 Trust Account	53
5.13 Taxes	53

5.14 Title to Property	55
5.15 Subscription Agreements	55
5.16 Brokers’ Fees	56
5.17 Information Supplied	56
5.18 Business Activities	56
5.19 Application of Takeover Protections	56
5.20 Merger Consideration	56
5.21 Employees	57
5.22 No Other Representations or Warranties	57
5.23 No Reliance	57
Article VI COVENANTS	58
6.01 Access and Information	58
6.02 Conduct of Business by the Company	59
6.03 Conduct of Business by Acquiror	62
6.04 Regulatory Approvals; HSR Act	65
6.05 Third Party Consents	67
6.06 No Acquiror Common Stock Transactions	67
6.07 Public Announcements	67
6.08 Company Stockholder Consent	68
6.09 Proxy Statement; Acquiror Stockholders’ Meeting.	69
6.10 Director and Officer Indemnification	72
6.11 Form 8-K Filings	73
6.12 Trust Account; No Claims Against the Trust Account	73
6.13 Subscription Agreements	75
6.14 Non-Solicitation; Acquisition Proposals	76
6.15 Closing Conditions	77
6.16 Equity Awards	77
6.17 Acquiror Public Filings; Acquiror Stock Exchange Listing	78
6.18 Tax Matters	78
6.19 Rule 16b-3	79
6.20 PCAOB Financial Statements	79
6.21 Employee Matters.	80

Article VII CONDITIONS TO OBLIGATIONS	81
7.01 Conditions to Obligations of All Parties	81
7.02 Additional Conditions to Obligations of Acquiror	82
7.03 Additional Conditions to the Obligations of the Company	83
7.04 Frustration of Closing Conditions	84
Article VIII TERMINATION/EFFECTIVENESS	84
8.01 Termination	84
8.02 Manner of Exercise	85
8.03 Effect of Termination	86
Article IX MISCELLANEOUS	86
9.01 Survival	86
9.02 Notices	86
9.03 Annexes, Exhibits and Schedules	87
9.04 Expenses	88
9.05 Assignment; Successors and Assigns; No Third Party Rights	88
9.06 Governing Law; Jurisdiction	88
9.07 Waiver of Jury Trial	89
9.08 Titles and Headings	89
9.09 Counterparts	89
9.10 Entire Agreement	89
9.11 Severability	90
9.12 Specific Performance	90
9.13 Amendments	90
9.14 Waiver	90
9.15 Legal Representation	91
9.16 No Recourse	91

Exhibits

Exhibit A – Form of Investor Rights Agreement

Exhibit B – Form of Stockholder Letter Agreement
Exhibit C – Form of Sponsor Letter Agreement

Exhibit D – Form of Equity Incentive Plan

Exhibit E – Form of Amended and Restated Certificate of Incorporation of Acquiror

Exhibit F – Form of Amended and Restated Bylaws of Acquiror

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of December 14, 2020, is entered into by and among Experience Investment Corp., a Delaware corporation (“Acquiror”), Experience Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and BLADE Urban Air Mobility, Inc., a Delaware corporation (the “Company”). Except as otherwise indicated, capitalized terms used but not defined herein shall have the meanings set forth in Article I of this Agreement.

RECITALS

WHEREAS, Acquiror is a blank check company incorporated to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination of one or more businesses;

WHEREAS, Merger Sub is a newly formed, wholly owned, direct subsidiary of Acquiror, and was formed for the sole purpose of the Merger;

WHEREAS, subject to the terms and conditions hereof, at the Effective Time, Merger Sub is to merge with and into the Company pursuant to the Merger, with the Company surviving as the Surviving Company;

WHEREAS, the board of directors of Acquiror has unanimously (i) declared advisable this Agreement and the Transactions and determined that it is in the best interests of Acquiror and its stockholders to enter into this Agreement, (ii) approved this Agreement and the Transactions (including the issuance of Acquiror Common Stock as Merger Consideration), (iii) resolved to submit this Agreement and the Transactions (including the issuance of Acquiror Common Stock as Merger Consideration) to the stockholders of Acquiror for their approval and adoption and (iv) resolved to recommend approval of this Agreement and the Transactions (including the issuance of Acquiror Common Stock as Merger Consideration) by the stockholders of Acquiror;

 WHEREAS, the board of directors of Merger Sub has unanimously (i) declared advisable this Agreement and the Transactions and determined that it is in the best interests of Merger Sub and its sole stockholder to enter into this Agreement, (ii) approved this Agreement and the Transactions (including the Merger) and (iii) resolved to submit this Agreement and the Transactions (including the Merger) to Acquiror for its approval and adoption in its capacity as the sole stockholder of Merger Sub;

WHEREAS, the board of directors of the Company has unanimously (i) declared advisable this Agreement and the Transactions and determined that it is in the best interests of the Company and its stockholders to enter into this Agreement, (ii) approved this Agreement and the Transactions (including the Merger), (iii) resolved to submit this Agreement and the Transactions (including the Merger) to the stockholders of the Company for their approval and adoption by written consent and (iv) resolved to recommend adoption of this Agreement and approval of the Transactions (including the Merger) by the stockholders of the Company by written consent;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, Acquiror, the Company, certain Acquiror Stockholders and certain Company Stockholders who will receive Acquiror Common Stock pursuant to Article III, have entered into an Investor Rights Agreement in the form of Exhibit A hereto, which will become effective as of the Effective Time (the “Investor Rights Agreement”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, Acquiror has entered into (i) stockholder letter agreements in the form attached hereto as Exhibit B (the “Stockholder Letter Agreement”) with each of the Company Major Stockholders, pursuant to which each such Company Major Stockholder has agreed to deliver a written consent in support of the adoption of the Agreement and the approval of the Transactions (including the Merger) as promptly as practicable, and in no event later than ten (10) Business Days, following the date on which the Registration Statement is declared effective by the SEC; and (ii) a letter agreement with the Sponsor in the form attached hereto as Exhibit C (the “Sponsor Letter Agreement”), pursuant to which the Sponsor has agreed to (x) vote all of its Acquiror Class B Common Stock in favor of the adoption of the Agreement and the approval of the Transactions (including issuance of Acquiror Common Stock as Merger Consideration) and (y) certain transfer restrictions in connection with its Acquiror Class B Common Stock and the Acquiror Common Stock issuable upon conversion thereof during the Interim Period (as defined below);

WHEREAS, each of the parties intends that, for U.S. federal income tax purposes, (i) this Agreement shall constitute a “plan of reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986 (the “Code”) and the Treasury Regulations promulgated thereunder and (ii) the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”);

WHEREAS, on or prior to the date hereof, the Company has delivered to Acquiror, and Acquiror has approved, a spreadsheet (the “Spreadsheet”), which sets forth (i) the capitalization of the Company as of the date hereof, (ii) the Ownership Allocation and the Stockholder Ownership Allocation based on the capitalization of the Company as of the date hereof, and (iii) the number of shares of Acquiror Common Stock constituting part of the Merger Consideration receivable by each holder of Company Stock and Company Options pursuant to the terms of this Agreement based on the Closing Per Share Stock Consideration assuming the Closing were to occur on the date hereof (in each case, subject to update, to the extent necessary, pursuant to Section 3.07); and

WHEREAS, on or prior to the date hereof, Acquiror has entered into Subscription Agreements with certain investors for such investors to subscribe for newly issued shares of Acquiror Common Stock for an aggregate subscription amount of $125,000,000 (the “PIPE Investment”), such subscriptions to be consummated (subject to the terms and conditions of such Subscription Agreements) immediately prior to the consummation of the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, Acquiror, Merger Sub and the Company agree as follows:

Article I
CERTAIN DEFINITIONS

1.01         Definitions. As used herein, the following terms shall have the following meanings:

“Acquiror” has the meaning set forth in the preamble hereto.

“Acquiror A&R Bylaws” has the meaning set forth in Section 6.09(b).

“Acquiror A&R Charter” has the meaning set forth in Section 6.09(b).

“Acquiror Board” means the board of directors of Acquiror.

“Acquiror Charter Amendments” has the meaning set forth in Section 6.09(b).

“Acquiror Class B Common Stock” means Acquiror’s Class B Common Stock, par value $0.0001 per share.

“Acquiror Common Stock” means Acquiror’s Class A Common Stock, par value $0.0001 per share.

“Acquiror Insured Person” has the meaning set forth in Section 6.10(c).

“Acquiror Material Adverse Effect” means any event, occurrence, fact, condition or change that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, results of operations, financial condition, liabilities, operations or assets of Acquiror or Merger Sub, taken as a whole, or (b) the ability of Acquiror or Merger Sub to consummate the Transactions on a timely basis; provided, that, in the case of clause (a), “Acquiror Material Adverse Effect” shall not include, either alone or in combination, any event, occurrence, fact, condition or change to the extent attributable to: (i) any changes in applicable Laws implemented, or in accounting rules, including GAAP, implemented or required to be adopted, in each case, after the date of this Agreement; (ii) general economic or political conditions or conditions generally affecting the capital, credit or financial markets, including any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally; (iii) conditions generally affecting the industries in which Acquiror or Merger Sub operate; (iv) acts of war (whether or not declared), armed hostilities or terrorism, sabotage or military actions or the escalation or worsening thereof; (v) any acts of God, natural disasters, epidemic, pandemic or disease outbreak (including COVID-19 or any COVID-19 Measures); (vi) any failure of Acquiror or Merger Sub to meet their financial projections, budgets or estimates (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); (vii) any action required or expressly permitted by this Agreement or any action taken (or not taken) with the written consent of the Company; or (viii) the public announcement, pendency or completion of the Transactions (provided that this clause (viii) shall not apply to any representations or warranty set forth in Section 5.02 or Section 5.03); provided further, however, that any event, occurrence, fact, condition or change referred to in clauses (i), (ii), (iii), (iv) and (v) immediately above shall be taken into account in determining whether an Acquiror Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on Acquiror or Merger Sub as compared to other similarly situated companies.

“Acquiror Preferred Stock” means Acquiror’s Preferred Stock, par value $0.0001 per share.

“Acquiror Recommendation” has the meaning set forth in Section 6.09(d).

“Acquiror SEC Documents” has the meaning set forth in Section 5.07(a).

“Acquiror Stockholder” means a holder of shares of Acquiror Common Stock and/or Acquiror Class B Common Stock.

“Acquiror Stockholder Approval” has the meaning set forth in Section 5.02(a).

“Acquiror Stockholders’ Meeting” has the meaning set forth in Section 6.09(a).

“Acquiror Units” means the units of the Acquiror, each consisting of one share of Acquiror Common Stock and one-third of one Acquiror Warrant.

“Acquiror Waiving Parties” has the meaning set forth in Section 9.15(a).

“Acquiror Warrants” means the warrants of Acquiror, exercisable for Acquiror Common Stock at an exercise price of $11.50 per share.

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, notice of violation, proceeding, litigation, citation, summons, or subpoena of a civil, criminal, administrative, regulatory or other nature, whether at Law or in equity.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Agreement” has the meaning set forth in the preamble hereto.

“Ancillary Agreements” means the Sponsor Letter Agreement, the Stockholder Letter Agreement and the Investor Rights Agreement.

“Anti-Corruption Laws” means any applicable US Laws relating to anti-bribery or anti-corruption (governmental or commercial), including the U.S. Foreign Corrupt Practices Act and all applicable Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, and any applicable foreign antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Assumed Option” has the meaning set forth in Section 3.03(a).

“Balance Sheet Date” means September 30, 2020.

“Benefit Plan” means each (i) “employee benefit plan,” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA and (ii) all other pension, retirement, supplemental retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, stock purchase, stock ownership, restricted stock, stock option, stock appreciation right, phantom equity, other equity-based, severance, salary continuation, supplemental unemployment, termination, employment, transaction or stay bonus, individual consulting or individual independent contracting, change-of-control, health, dental, prescription life, disability, group insurance, vacation, holiday and fringe benefit plan, program, contract, or arrangement (whether written or unwritten), including any Employment Contract, in any case (a) to which any Company Entity is party, (b) sponsored, maintained, contributed to, or required to be contributed to, by any Company Entity or any ERISA Affiliate for the benefit of any current or former employee, director, officer or independent contractor of such Company Entity, (c) sponsored or maintained by a professional employer organization for the benefit of current or former employees of any Company Entity under an arrangement between any Company Entity and such professional employer organization or (d) under which any Company Entity has any liability, including on account of any ERISA Affiliate.

“Business” means the business of the Company Entities collectively, as conducted presently and during the eighteen (18) months prior to the date of this Agreement; and references to “business of the Company”, “the Company’s business” or phrases of similar import shall be deemed to refer to the business of the Company Entities collectively, as conducted presently and during the eighteen (18) months prior to the date of this Agreement.

“Business Combination” has the meaning set forth in Section 6.12(b).

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.

“Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of Acquiror, filed with the Secretary of State of the State of Delaware on September 12, 2019.

“Certificate of Merger” has the meaning set forth in Section 2.01.

“Certificates” has the meaning set forth in Section 3.04(a).

“Closing” has the meaning set forth in Section 2.03.

“Closing Date” has the meaning set forth in Section 2.03.

“Closing Per Share Exchange Amount” means an amount equal to the quotient obtained by dividing (i) the sum of the Merger Consideration Amount plus the aggregate exercise prices of all in the money Company Options outstanding as of immediately prior to the Effective Time by (ii) the Fully-Diluted Common Stock.

“Closing Per Share Stock Consideration” means a number of shares of Acquiror Common Stock equal to the quotient obtained by dividing (i) the Closing Per Share Exchange Amount by (ii) the Reference Price.

“Code” has the meaning set forth in the recitals.

“Company” has the meaning set forth in the preamble hereto.

“Company Acquisition Proposal” has the meaning set forth in Section 6.14(b).

“Company Affiliate Agreement” has the meaning set forth in Section 4.21.

“Company Board” means the board of directors of the Company.

“Company Board Recommendation” has the meaning set forth in Section 4.02(c).

“Company Common Shares” means the shares of the Company’s common stock, par value $0.00001 per share.

“Company Common Stockholders” means the stockholders of the Company that own Company Common Shares.

“Company Entities” means, collectively, the Company and its Subsidiaries.

“Company Insured Person” has the meaning set forth in Section 6.10(b).

“Company Intellectual Property” means all Owned Intellectual Property and all Intellectual Property used in the business of the Company and its Subsidiaries pursuant to a Company IP Agreement, as currently conducted.

“Company IP Agreements” means all written licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, permissions and other Contracts (including any right to receive or obligation to pay royalties or any other consideration), relating to Intellectual Property to which any Company Entity is a party.

“Company IP Registrations” means all Owned Intellectual Property that is subject to any issuance, registration, application or other filing by, to or with any Governmental Authority or, in the case of domain names, authorized domain name registrar, in any jurisdiction, including registered trademarks, registered domain names, copyright registrations, issued and reissued patents and pending applications for any of the foregoing.

“Company Major Stockholders” means, collectively, Rob Wiesenthal, Snickers Holdings LLC and ColPE Blade Investor, LLC.

“Company Option” means each option to purchase Company Common Shares that is outstanding under the Company Option Plan.

“Company Option Plan” means the 2015 Stock Option Plan adopted by the Company.

“Company Preferred Series A Shares” means the Series A shares of preferred stock, par value $0.00001 per share of the Company.

“Company Preferred Series B Shares” means the Series B shares of preferred stock, par value $0.00001 per share of the Company.

“Company Preferred Series Seed Shares” means the Series Seed shares of preferred stock, par value $0.00001 per share of the Company.

“Company Preferred Shares” means the Company Preferred Series Seed Shares, the Company Preferred Series A Shares and the Company Preferred Series B Shares.

“Company Preferred Stockholders” means the stockholders of the Company that own Company Preferred Shares.

“Company Restricted Shares” means Company Common Shares granted to employees or other service providers of the Company or an affiliate of the Company, which shares are subject to vesting conditions.

“Company Stock” means, collectively, the Company Common Shares and the Company Preferred Shares.

“Company Stockholders Agreements” means, collectively, (i) the Amended and Restated Investors’ Rights Agreement, dated January 30, 2018, by and among the Company and the other Company Stockholders named therein, (ii) the Amended and Restated Right of First Refusal and Co-Sale Agreement, dated January 30, 2018, by and among the Company and the other Company Stockholders named therein, and (iii) the Amended and Restated Voting Agreement, dated January 30, 2018, by and among the Company and the Company Stockholders named therein.

“Company Stockholder Approval” means the affirmative vote or written consent of (i) the Company Stockholders that hold a majority of the issued and outstanding Company Common Shares and Company Preferred Shares (on an as-converted-to-common basis), voting as a single class, and (ii) the Company Preferred Stockholders that hold a majority of the issued and outstanding Company Preferred Shares, voting as a separate class.

“Company Stockholders” means the collective reference to Company Common Stockholders and Company Preferred Stockholders.

“Company Waiving Parties” has the meaning set forth in Section 9.15(b).

“Confidentiality Agreement” has the meaning set forth in Section 6.01.

“Consent Solicitation Statement” has the meaning set forth in Section 6.09(a).

“Contract” means, with respect to any Person, any agreement, indenture, debt instrument, contract, guarantee, loan, note, mortgage, license, lease, purchase order, delivery order, commitment or other arrangement, understanding or undertaking, in each case, in writing or otherwise legally binding, including all amendments and modifications relating thereto, to which such Person is a party, by which it is bound, or to which any of its assets or properties is subject (other than any Benefit Plans).

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, delay, shut down, closure, sequester, workplace safety or similar Law, directive, order, guidelines or recommendations promulgated by any industry group, health organization or Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Act.

“DGCL” means the General Corporation Law of the State of Delaware.

“Effective Time” has the meaning set forth in Section 2.01.

“Employment Contracts” has the meaning set forth in Section 4.14(g).

“Environmental Laws” mean any Laws relating to any of the following: the protection of the environment or natural resources; pollution; or the treatment, storage, recycling, transportation, disposal (or arrangement for any such treatment, storage, recycling, transportation, or disposal), handling or Release of or exposure to any substances that present a risk of harm to human health or the environment due to their toxicity, corrosivity, reactivity, ignitability or other deleterious characteristics (and including any worker health or safety Laws as they relate to exposure to such substances).

“Equity Incentive Plan” means that certain management incentive plan to be entered into at Closing by the Acquiror, with features materially consistent with the form attached hereto as Exhibit D.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is considered a single employer with any Company Entity under Section 414 of the Code or 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in Section 3.04(a).

“Financial Derivative/Hedging Arrangement” means any transaction (including an agreement with respect thereto) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any combination of these transactions.

“Financial Statements” has the meaning set forth in Section 4.06.

“Form S-8” has the meaning set forth in Section 6.16.

“Foundation” means Blade UAM Foundation, Inc.

“Fully-Diluted Common Stock” means, as of immediately prior to the Effective Time, the sum of the following: (i) the aggregate number of Company Common Shares issued and outstanding, (ii) the aggregate number of Company Common Shares issuable upon the conversion of the Company Preferred Shares, and (iii) the aggregate number of Company Common Shares issuable upon the exercise of the in the money Company Options. For the avoidance of doubt, the Fully-Diluted Common Stock shall exclude all shares of Company Stock that are owned by the Company as treasury stock.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means any national, federal, state, provincial, county, municipal or local government, foreign or domestic, or the government of any political subdivision of any of the foregoing, or any entity, authority, agency, ministry or other similar body exercising executive, legislative, judicial (including any court or arbitrator (public or private)), regulatory or administrative authority or functions of or pertaining to government, including any authority or other quasi-governmental entity established to perform any of such functions.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any material, substance or waste that is listed, regulated, or defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning) or as a “solid waste,” under applicable Environmental Laws, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, toxic mold and pesticides.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication, any obligations consisting of (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, including the PPP Loan, (b) amounts owing as deferred purchase price for property or services, including “earnout” payments, (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security, (d) contingent reimbursement obligations with respect to letters of credit, bankers’ acceptance or similar facilities (in each case to the extent drawn), (e) payment obligations of a third party secured by any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed, (f) capital lease obligations presented as capital lease liabilities on the consolidated balance sheet of the Company Entities or otherwise required to be categorized as such under GAAP, (g) obligations under any Financial Derivative/Hedging Arrangement, (h) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements with respect to any amounts of a type described in clauses (a) through (g) above, and (i) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations; provided, however, that Indebtedness shall not include accounts payable to trade creditors and accrued expenses.

“Indemnified Person” has the meaning set forth in Section 6.10(a).

“Insurance Policies” has the meaning set forth in Section 4.18.

“Intellectual Property” means all intellectual property and industrial property rights, however arising, pursuant to the Laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all rights with respect to: (a) trademarks, service marks, trade and d/b/a names, brand names, logos, trade dress and other similar designations of source, sponsorship, association or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications and renewals for, any of the foregoing; (b) internet domain names registered in any top-level domain by any authorized private registrar or Governmental Authority (whether or not trademarks), social and mobile media identifiers; (c) works of authorship, designs and design registrations, whether or not copyrightable, including copyrights, author, performer, moral rights, and all registrations, applications for registration and renewals of such copyrights; (d) inventions, discoveries, trade secrets, business and technical information and know-how, databases, data collections and other confidential and proprietary information and all rights therein; (e) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models); and (f) Software and firmware, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other related specifications and documentation.

“Intended Tax Treatment” has the meaning set forth in the recitals.

“Interim Financial Period” has the meaning set forth in Section 6.20(b).

“Interim Period” has the meaning set forth in Section 6.01.

“Investor Rights Agreement” has the meaning set forth in the recitals.

“Knowledge of the Acquiror” means, with respect to the Acquiror, the actual knowledge of Martin Newburger or Michael Mohapp.

“Knowledge of the Company” means, with respect to the Company and its Subsidiaries, the actual knowledge of Rob Wiesenthal, Sean Grennan, Will Heyburn, Melissa Tomkiel, Brandon Keene and Alix Oliver.

“Law” means any law (including common law), statute, ordinance, regulation, rule or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all of the right, title and interest of the Company Entities under all leases, subleases, licenses, concessions and other agreements, pursuant to which any Company Entity holds a leasehold or sub-leasehold estate in, or is granted the right to access, use or occupy, any land, buildings, improvements, fixtures or other interest in real property.

“Letter of Transmittal” has the meaning set forth in Section 3.04(a).

“Liabilities” has the meaning set forth in Section 4.06.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, claim, easement, right of way, purchase option, right of first refusal, covenant, restriction, security interest, title defect, encroachment or other survey defect, or other lien or encumbrance of any kind, except for any restrictions arising under any applicable Securities Laws.

“Management Employee” means the employees set forth on Schedule 1.01(a).

“Material Adverse Effect” means any event, occurrence, fact, condition or change that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, results of operations, financial condition, liabilities, operations or assets of the Company Entities, taken as a whole, or (b) the ability of the Company to consummate the Transactions on a timely basis; provided, however, that, in case of clause (a), “Material Adverse Effect” shall not include, either alone or in combination, any event, occurrence, fact, condition or change to the extent attributable to: (i) any changes in applicable Laws implemented, or in accounting rules, including GAAP, implemented or required to be adopted, in each case, after the date of this Agreement; (ii) general economic or political conditions or conditions generally affecting the capital, credit or financial markets, including any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally; (iii) conditions generally affecting the industries in which the Company Entities operate; (iv) acts of war (whether or not declared), armed hostilities or terrorism, sabotage or military actions or the escalation or worsening thereof; (v) any acts of God, natural disasters, epidemic, pandemic or disease outbreak (including COVID-19 or any COVID-19 Measures), (vi) any failure of the Company Entities to meet their financial projections, budgets or estimates (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); (vii) any action required or expressly permitted by this Agreement or any action taken (or not taken) with the written consent of Acquiror or Sponsor; or (viii) the public announcement, pendency or completion of the Transactions including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, partners, providers and employees (provided that this clause (viii) shall not apply to any representations or warranty set forth in Section 4.02, Section 4.03 or Section 4.04); provided further, however, that any event, occurrence, fact, condition or change referred to in clauses (i), (ii), (iii), (iv) and (v) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, development, occurrence, fact, condition or change has a disproportionate effect on the Company Entities compared to other participants in the industries in which the Company conducts the Business.

“Material Contracts” has the meaning set forth in Section 4.12.

“Material Permits” has the meaning set forth in Section 4.23.

“Merger” has the meaning set forth in Section 2.01.

“Merger Consideration” means 35,625,000 shares of Acquiror Common Stock.

“Merger Consideration Amount” means an amount equal to $356,250,000.

“Merger Sub” has the meaning set forth in the preamble hereto.

“Minority Interest Entity” has the meaning set forth in Section 4.01

“NASDAQ” means the Nasdaq Capital Market.

“Organizational Documents” has the meaning set forth in Section 4.01.

“Other Filings” has the meaning set forth in Section 6.09(a).

“Outside Date” has the meaning set forth in Section 8.01(b)(i).

“Owned Intellectual Property” means all Intellectual Property owned by the Company or any of its Subsidiaries.

“Ownership Allocation” means, with respect to each holder of Company Common Shares (whether vested or not vested and including the Company Restricted Shares), Company Preferred Shares, and Company Options, in each case, as of immediately prior to the Effective Time, the percentage set forth opposite the name of such holder in the Spreadsheet under the heading “Ownership Allocation” (subject to update, to the extent necessary, pursuant to Section 3.07).

“PCAOB” means the Public Company Accounting Oversight Board.

“PCAOB Audited Financials” has the meaning set forth in Section 6.20(a).

“PCAOB Interim Financial Statements” has the meaning set forth in Section 6.20.

“Permits” means any franchise, approval, permit, authorization, license, order, registration, certificate, variance and other similar permit or rights obtained from any Governmental Authority necessary for the operations of the Business and all pending applications therefor.

“Permitted Liens” means (i) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens (A) that arise in the ordinary course of business and (B) that relate to amounts not yet delinquent, (ii) Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (iii) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses or occupancy of such real property, (iv) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business, (v) Liens that secure obligations that are reflected as liabilities on the balance sheet included in the Financial Statements or Liens the existence of which is referred to in the notes to the balance sheet included in the Financial Statements, (vi) in the case of Leased Real Property, matters that would be disclosed by an accurate survey or inspection of such Leased Real Property, which do not materially interfere with the current use or occupancy of any Leased Real Property, (vii) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities, which are not violated in any material respect and do not materially interfere with the current use or occupancy of any Leased Real Property, (viii) Liens incurred in connection with activities permitted under Section 6.01 hereof and (ix) Liens arising under equipment leases with third parties entered into in the ordinary course of business.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture, association or other organization, whether or not a legal entity, or a Governmental Authority.

“PIPE Financing Shortfall” has the meaning set forth in Section 6.13.

“PIPE Investment” has the meaning set forth in the recitals to this Agreement.

“PIPE Investors” has the meaning set forth in Section 5.16.

“PPP” means the Paycheck Protection Program set forth in the CARES Act (H.R. 748), including all rules and regulations promulgated in connection therewith.

“PPP Loan” means that certain Note, dated as of April 8, 2020, issued by the Company to J.P. Morgan Chase Bank, N.A., and all loan documents ancillary thereto.

“Press Release” has the meaning set forth in Section 6.10.

“Prospectus” has the meaning set forth in Section 6.12(b).

“Proxy Statement” has the meaning set forth in Section 6.09(a).

“Public Stockholders” has the meaning set forth in Section 6.12(b).

“Real Estate Lease Documents” has the meaning set forth in Section 4.18(b).

“Reference Price” means $10.00.

“Registration Shares” has the meaning set forth in Section 6.09(a).

“Registration Statement” has the meaning set forth in Section 6.09(a).

“Regulatory Consent Authorities” means the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission, as applicable.

“Related Parties” means, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Affiliates, Representatives, and each of their respective successors and assigns.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including ambient air (indoor or outdoor)).

“Released Claims” has the meaning set forth in Section 6.12(b).

“Representatives” has the meaning set forth in Section 6.12(b).

“Schedules” means the disclosure schedules of either the Company and its Subsidiaries or the Acquiror and its Affiliates, as applicable.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Securities Laws” means the securities Laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Software” means any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code or object code, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (d) all documentation including user manuals and other training documentation relating to any of the foregoing.

“Sponsor” means Experience Sponsor LLC and each of its members.

“Sponsor Letter Agreement” has the meaning set forth in the recitals.

“Sponsor Loan” means collectively any loans to the Acquiror by the Sponsor in accordance with the Letter Agreement, dated September 12, 2019, by and among the Acquiror, its officers, directors and the Sponsor.

“Sponsor Related Person” has the meaning set forth in Section 6.04(e).

“Spreadsheet” has the meaning set forth in the recitals.

“Stockholder Letter Agreement” has the meaning given to it in the recitals.

“Stockholder Notice” has the meaning set forth in Section 6.08(b).

“Stockholder Ownership Allocation” means, with respect to each Company Stockholder (but excluding for this purpose any ownership of Company Options by such Company Stockholder), in each case, as of immediately prior to the Effective Time, the percentage set forth opposite the name of such Company Stockholder in the Spreadsheet under the heading “Stockholder Ownership Allocation” (subject to update, to the extent necessary, pursuant to Section 3.07).

“Subscription Agreements” means the agreements between Acquiror and the investors party thereto, providing for the PIPE Investment.

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member. For the avoidance of doubt, the Foundation shall not be deemed a Subsidiary of the Company or a Company Entity hereunder.

“Surviving Company” has the meaning set forth in Section 2.01.

“Systems” means Software, servers, networking circuits, networks, computer platforms, computers, hardware, databases, telecommunications equipment and all other similar technology infrastructure assets or services.

“Tax” means any federal, state, provincial, territorial, local, foreign and other net income, alternative or add-on minimum, franchise, gross income, adjusted gross income or gross receipts, employment, withholding, payroll, ad valorem, transfer, franchise, license, excise, severance, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, estimated, customs duties, escheat, sales, use, or other tax, custom, duty, governmental fee, charge or other like assessment, together with any interest, penalty, addition to tax or additional amount imposed with respect thereto by a Governmental Authority.

“Tax Return” means any return, report, statement, refund, claim, declaration, information return, statement, estimate or other document filed or required to be filed with a Governmental Authority with respect to Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Transaction Expenses” means the aggregate amount of all costs, fees and expenses payable to third parties incurred by or on behalf of the Company Entities, the Acquiror, the Sponsor and Merger Sub, in each case, at or prior to the Closing in connection with the review, negotiation, execution and consummation of this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, including (a) the fees and expenses of legal counsel, accountants and other representatives and consultants and due diligence (including travel-related) costs, fees and expenses, including, for the avoidance of doubt, fees and expenses to perform audits including with respect to PCAOB standards and quality of earnings reports, and (b) all such costs, fees and expenses payable in connection with or otherwise triggered by the Transactions.

“Transaction Form 8-K” has the meaning set forth in Section 6.10.

“Transactions” means the transactions contemplated by this Agreement to occur at or immediately prior to the Closing, including the Merger.

“Treasury Regulations” means the regulations promulgated under the Code.

“Trust Account” has the meaning set forth in Section 6.12(a).

“Trust Agreement” has the meaning set forth in Section 6.12(a).

“Trustee” has the meaning set forth in Section 6.12(a).

“U.S. Trade Laws” means any U.S. Law of any Governmental Authority concerning the import, export, or re-export of products, technology and/or services, and the terms and conduct of transactions and making or receiving of payments related to such import, export, or re-export, including, but not limited to, as applicable, the Laws administered or enforced by U.S. Customs and Border Protection, the U.S. Department of Commerce’s Bureau of Industry and Security, and/or the U.S. Department of Treasury’s Office of Foreign Assets Control.

“Voting Matters” has the meaning set forth in Section 6.09(b).

“Written Consent” has the meaning set forth in Section 6.08(a).

“Year-End Financial Statements” has the meaning set forth in Section 4.06(a).

1.02          Construction.

(a)               Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article”, “Section”, “Schedule”, “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation”, (vi) the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if” and (vii) the word “or” shall be disjunctive but not exclusive.

(b)               Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c)               Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d)               The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(e)               Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action required to be taken on or by a Business Day is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action shall be taken or given on or by the next Business Day.

(f)                All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(g)               The phrases “delivered,” “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than one calendar day prior to the date of this Agreement to the party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by the Company in connection with this Agreement or (ii) by delivery to such party or its legal counsel via electronic mail or hard copy form.

(h)               References to “$” or “dollars” refer to lawful currency of the United States.

(i)                Writing includes typewriting, printing, lithography, photography, email and other modes of representing or reproducing words in a legible and non-transitory form.

(j)                Terms defined in this Agreement by reference to any other agreement, document or instrument have the meanings assigned to them in such agreement, document or instrument whether or not such agreement, document or instrument is then in effect.

Article II
THE MERGER; CLOSING

2.01          The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”), with the Company being the surviving corporation (which is sometimes hereinafter referred to for the periods at and after the Effective Time as the “Surviving Company”) following the Merger and the separate corporate existence of Merger Sub shall cease. The Merger shall be consummated in accordance with this Agreement and the DGCL and evidenced by a certificate of merger between Merger Sub and the Company (the “Certificate of Merger”), such Merger to become effective upon filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be agreed by Acquiror and the Company in writing and specified in the Certificate of Merger (the “Effective Time”).

2.02          Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the DGCL. Without limiting the generality of the foregoing and subject thereto, by virtue of the Merger and without further act or deed, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

2.03          Closing. Upon the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place, electronically through the exchange of documents via e-mail or facsimile, at 9:00 a.m., New York City time, on the date which is the second Business Day after the date on which all conditions set forth in Article VII shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” Concurrently with the Closing, the Company and Merger Sub shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Sections 251 and 103 of the DGCL.

2.04          Certificate of Incorporation and Bylaws of the Surviving Company.

(a)               At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety as set forth in the Certificate of Merger, and as so amended, shall be the certificate of incorporation of the Surviving Company, until thereafter supplemented or amended in accordance with its terms and the DGCL.

(b)               At the Effective Time, the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in their entirety to be in the form of the bylaws of Merger Sub with references to “Experience Merger Sub, Inc.” replaced by references to “BLADE Urban Air Mobility, Inc.”, and as so amended, shall be the bylaws of the Surviving Company, until thereafter supplemented or amended in accordance with its terms and the DGCL.

2.05          Other Payments and Closing. No later than the close of business on the fifth (5th) Business Day preceding the Acquiror Stockholder Meeting (and in the case of an adjournment of the Acquiror Stockholder Meeting, on the fifth (5th) Business Day preceding the Acquiror Stockholder Meeting to be held following such adjournment), (a) the Company shall provide to Acquiror a written statement, signed by a financial officer of the Company, setting forth the amount of Transaction Expenses (other than the Transaction Expenses incurred by or on behalf of the Acquiror) that will remain outstanding on the anticipated Closing Date and (b) Acquiror shall provide to the Company a written statement, signed by a financial officer of Acquiror, setting forth the amount of all the Transaction Expenses incurred by or on behalf of the Acquiror, Merger Sub and the Sponsor that will remain outstanding on the anticipated Closing Date. Each of the Company and Acquiror shall provide the other party and its representatives with reasonable access during normal business hours to the relevant books, records and finance personnel of such party to enable the other party and its representatives to review and analyze the Transaction Expenses incurred by or on behalf of such party. The parties hereto shall meet and confer regarding the Transaction Expenses no later than the third (3rd) Business Day preceding the Acquiror Stockholder Meeting (and in the case of an adjournment of the Acquiror Stockholder Meeting, on the third (3rd) Business Day preceding the Acquiror Stockholder Meeting to be held following such adjournment), and shall make such changes thereto as the Parties may mutually and in good faith agree.

2.06          Deliveries and Proceedings at Closing. Subject to the terms and conditions of this Agreement, at the Closing:

(a)               the Company shall deliver or cause to be delivered to Acquiror and Merger Sub the certificates and other documents required to be delivered pursuant to Section 7.02; and

(b)              Acquiror and Merger Sub shall deliver or cause to be delivered (i) the certificates and other documents required to be delivered pursuant to Section 7.03, (ii) the Merger Consideration (less the Assumed Options) and cash in lieu of fractional shares pursuant to Section 3.01(c) to the Exchange Agent for the account and benefit of the Company Stockholders in accordance with this Agreement, together with any notices and documentation necessary or appropriate in connection therewith (including the Spreadsheet, as updated, to the extent necessary, pursuant to Section 3.07), and (iii) the aggregate amount of the Transaction Expenses to the applicable third parties as directed by Company and Acquiror, as applicable, in writing prior to the Closing.

2.07          Directors and Officers.

(a)               The Acquiror shall take all necessary actions prior to the Effective Time to increase the size of the Acquiror Board to seven (7) directors effective as of the Effective Time and cause the Acquiror Board to consist of the persons set forth on Schedule 2.07(a) (provided that, with respect to each person, he or she is capable of serving) effective as of immediately after the Effective Time; provided, however, that the Company shall have the right to replace any person designated as a “Company Designee” with the consent of Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed).

(b)               The Company shall take all necessary actions prior to the Effective Time to cause the Board of Directors of the Surviving Company to consist of the persons set forth on Schedule 2.07(b) effective as of immediately after the Effective Time.

(c)               The officers of the Company listed in Schedule 2.07(c) shall continue to be the officers of the Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly appointed in the manner provided in the bylaws of the Surviving Company and otherwise in accordance with applicable Law.

(d)               The Acquiror shall take all necessary actions to cause the persons listed in Schedule 2.07(d) to be appointed as of the Effective Time to the offices of the Acquiror as specified in such Schedule.

Article III
EFFECTS OF THE MERGER

3.01          Effect on Capital Stock. At the Effective Time, without any action on the part of Acquiror, Merger Sub, the Company, any Company Stockholders or any holder of Company Options:

(a)               Each Company Common Share (including each Company Restricted Share) issued and outstanding immediately prior to the Effective Time (other than the shares to be canceled pursuant to Section 3.01(e)), shall thereupon be canceled and automatically converted into and deemed for all purposes to represent only the right to receive a number of shares of Acquiror Common Stock equal to the Closing Per Share Stock Consideration, in accordance with the information set forth in the Spreadsheet (as updated, to the extent necessary, pursuant to Section 3.07). The shares of Acquiror Common Stock issued in respect of Company Restricted Shares shall be subject to the same restrictions as set forth in the applicable award agreement governing the applicable Company Restricted Shares immediately prior to the Effective Time. As of the Effective Time, the Company Common Shares shall no longer be outstanding and shall cease to exist and each former holder of Company Common Shares shall cease to have any rights with respect thereto other than the right to receive the consideration set forth in this Section 3.01(a).

(b)               Each Company Preferred Share issued and outstanding immediately prior to the Effective Time (except for the shares to be canceled pursuant to Section 3.01(e)), shall thereupon be canceled and automatically converted into and deemed for all purposes to represent only the right to receive a number of shares of Acquiror Common Stock equal to the Closing Per Share Stock Consideration multiplied by the number of Company Common Shares issuable upon the conversion of such Company Preferred Share, in accordance with the information set forth in the Spreadsheet (as updated, to the extent necessary, pursuant to Section 3.07). As of the Effective Time, the Company Preferred Shares shall no longer be outstanding and shall cease to exist and each former holder of the Company Preferred Shares shall cease to have any rights with respect thereto other than the right to receive the consideration set forth in this Section 3.01(b).

(c)               Notwithstanding anything else in this Agreement, no certificates or scrip representing a fractional share of Acquiror Common Stock will be issued to any of the Company Stockholders in connection with payment of the Merger Consideration, and to the extent a fractional share of Acquiror Common Stock would have been issuable to a Company Stockholder as part of the Merger Consideration after aggregating all fractional shares due to such Company Stockholder, Acquiror shall pay to each such Company Stockholder an amount in cash (rounded up to the nearest cent) determined by multiplying (i) the Reference Price by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Acquiror Common Stock which such holder would otherwise be entitled to receive, but for this Section 3.01(c).

(d)               Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall thereupon be converted into and become one validly issued fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Company and such share shall constitute the only outstanding shares of capital stock of the Surviving Company as of immediately following the Effective Time;

(e)               Each share of treasury stock of the Company shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

3.02          Withholding. Each of Acquiror, Merger Sub, the Company, the Surviving Company and anyone acting on their behalf shall be entitled to deduct and withhold from the payment of any Merger Consideration payable pursuant to this Agreement to any Person such amounts as are required to be deducted and withheld with respect to and the making of any such payment under any applicable tax Law, through the withholding of a number of shares or cash, if applicable. Any sum which is withheld as permitted by this Section 3.02 shall be remitted to the appropriate Governmental Authority. To the extent that amounts are so withheld and paid to the proper Governmental Authority pursuant to any applicable tax Law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made.

3.03          Treatment of Company Stock Options.

(a)               At the Effective Time, pursuant to the terms of the Company Option Plan and as set forth on the Spreadsheet (as updated, to the extent necessary, pursuant to Section 3.07), each Company Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, without any action on the part of the holder thereof, be canceled and automatically converted into an option to purchase a number of shares of Acquiror Common Stock (each, an “Assumed Option”) equal to the product of (1) the number of Company Common Shares that were issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by (2) the Closing Per Share Stock Consideration (rounded down to the nearest whole number of shares of Acquiror Common Stock, with no cash being payable for any fractional share eliminated by such rounding), at an exercise price per share of Acquiror Common Stock equal to the quotient obtained by dividing the exercise price per Company Common Share under such Company Option immediately prior to the Effective Time by the Closing Per Share Exchange Amount (rounded up to the nearest whole cent), with respect to the number of Company Common Shares and with the exercise price set forth on the Spreadsheet (as updated, to the extent necessary, pursuant to Section 3.07) and otherwise on the same terms and conditions as were applicable to such Company Option.

(b)               At the Effective Time, by virtue of the Merger and without any need of any further corporate action, Acquiror shall assume the Company Option Plan, with the result that Acquiror may issue the shares of Acquiror Common Stock after the Effective Time pursuant to the exercise of the Assumed Options under the Company Option Plan or any other plan of Acquiror or any its affiliates.

3.04          Surrender and Payment.

(a)               Following the date hereof and prior to the Effective Time, Acquiror shall, at the Company’s sole cost and expense, appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”) to act as the exchange agent in the Merger; provided, however, that Acquiror shall (i) afford the Company the opportunity to review any proposed Contract with the Exchange Agent prior to execution, and shall accept the Company’s reasonable comments thereto; and (ii) not appoint an Exchange Agent prior to the Effective Time in such a manner that will result in costs or expenses to the Company to be paid by the Company prior to the Effective Time or in the event that the Merger Agreement is terminated, in each case in clause (ii), absent the written consent of the Company. Promptly after the appointment of the Exchange Agent, Acquiror shall cause the Exchange Agent to mail to each holder of record of Company Stock entitled to receive the Merger Consideration pursuant to Section 3.01 (other than the Assumed Options), at the Company’s sole cost and expense, a letter of transmittal in a customary form to be agreed to, reasonably and in good faith, by Acquiror and the Company (a “Letter of Transmittal”) and instructions for use in effecting the surrender of the certificates evidencing such Company Stock, in physical or electronic form, as the case may be (the “Certificates”), to the extent such Company Stock is represented by the Certificates, in exchange for the applicable portion of Merger Consideration (and any cash in lieu of fractional shares pursuant to Section 3.01(c)) payable to such holder. The Exchange Agent shall (A) at or promptly following the Effective Time, issue to each holder of record of Company Stock entitled to receive a portion of the Merger Consideration pursuant to Section 3.01 (and any cash in lieu of fractional shares pursuant to Section 3.01(c)) that has delivered a Certificate (only to the extent such Company Stock is represented by a Certificate) (together with a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto and customary tax forms that the Exchange Agent may reasonably require in connection therewith) at least three (3) Business Days prior to the Closing Date, the portion of the Merger Consideration with respect to such Certificate (or any Company Stock not represented by a Certificate) so surrendered and the Certificate shall forthwith be canceled; and (B) following the Effective Time, with respect to any holder of record of Company Stock entitled to receive a portion of the Merger Consideration pursuant to Section 3.01 that did not receive such portion of the Merger Consideration (and any cash in lieu of fractional shares pursuant to Section 3.01(c)) pursuant to the preceding clause (A), no later than three (3) Business Days after receipt of a Certificate (only to the extent such Company Stock is represented by a Certificate) (together with a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto and any customary tax forms that the Exchange Agent may reasonably require in connection therewith), issue to the holder of such Certificate (or any Company Stock not represented by a Certificate) the Merger Consideration (and pay any cash in lieu of fractional shares pursuant to Section 3.01(c)) with respect to such Certificate (or any Company Stock not represented by a Certificate) so surrendered and the Certificate shall forthwith be canceled. The Exchange Agent shall deliver the Merger Consideration into which such Company Common Shares and Company Preferred Shares, as applicable, have been converted pursuant to Section 3.01(a) (after giving effect to Section 3.01(e)) and Section 3.01(b), respectively, as reflected in the Stockholder Ownership Allocation, electronically through book entry-delivery or, upon the written request of any Company Stockholder, in the form of an original stock certificate (which stock certificate for shares of Acquiror Common Stock issued in respect of Company Restricted Shares shall reflect the applicable restrictions) to the address set forth in such Company Stockholder’s Letter of Transmittal. Unless otherwise provided herein, no interest shall be paid or shall accrue on any Merger Consideration (and any cash in lieu of fractional shares pursuant to Section 3.01(c)) payable upon surrender of any Certificate (or any Company Stock not represented by a Certificate). Until so surrendered, each outstanding Certificate (or any Company Stock not represented by a Certificate) that prior to the Effective Time represented shares of Company Stock (other than for the shares to be canceled pursuant to Section 3.01(e)) shall be deemed from and after the Effective Time, for all purposes, to evidence only the right to receive the portion of the Merger Consideration (and any cash in lieu of fractional shares pursuant to Section 3.01(c)). If after the Effective Time, any Certificate (or any Company Stock not represented by a Certificate) is presented to the Exchange Agent, it shall be canceled and exchanged as provided in this Section 3.04(a).

(b)               If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate (or any Company Stock not represented by a Certificate) is registered, it shall be a condition to such payment that (i) such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer, and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificate (or any Company Stock not represented by a Certificate) or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(c)               No dividends or other distributions declared or made after the Effective Time with respect to the Acquiror Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate (or Company Stock not represented by a Certificate) with respect to the Acquiror Common Stock issuable to such holder hereunder in consideration for the surrender of such Certificate (or Company Stock not represented by a Certificate) until the holder of such Certificate (or Company Stock not represented by a Certificate) shall surrender such Certificate (or Company Stock not represented by a Certificate). Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificate (or Company Stock not represented by a Certificate), there shall be paid to the holder of the certificates representing shares of Acquiror Common Stock issued in exchange therefor, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such shares of Acquiror Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Acquiror Common Stock.

(d)               Any Merger Consideration remaining unclaimed by Company Stockholders three (3) years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by applicable Law, the property of Acquiror free and clear of any claims or interest of any Person previously entitled thereto.

(e)               If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of loss and indemnity by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Company or the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as the Company may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Company Stock formerly represented by such Certificate in accordance with this Agreement.

3.05          Equitable Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Acquiror shall occur, including by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or distribution paid in stock, the number of shares of Acquiror Common Stock to be issued as the Merger Consideration shall be appropriately adjusted to reflect such change.

3.06          Taking of Necessary Action; Further Action. If at any time after the Effective Time any further action is reasonably necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company or Merger Sub, the officers and board of directors of the Surviving Company will be fully authorized in the name of the Company or Merger Sub, as the case may be, to take and shall take any and all such lawful and necessary action.

3.07          Update to the Spreadsheet. Subject to compliance by the Company with Section 6.02, no later than close of business on the fifth (5th) Business Day preceding the anticipated Closing Date, the Company shall have the right to prepare and deliver to Acquiror an updated Spreadsheet containing changes to the Ownership Allocation, the Stockholder Ownership Allocation, the allocation of the Merger Consideration Amount and Assumed Options to be received by each holder of Company Stock or Company Options pursuant to the terms of this Agreement, in each case, as of the Closing Date and by applying the same methodology, assumptions, formulas and techniques used in the preparation of the original Spreadsheet and by using the Closing Per Share Exchange Amount as of the Closing; provided, that no changes shall be made to the aggregate Merger Consideration Amount. The Parties shall meet and confer regarding the updated Spreadsheet no later than the third (3rd) Business day prior to the anticipated Closing Date, and shall make such changes thereto as the Parties may mutually and in good faith agree so that the updated Spreadsheet reflects any such changes. Such updated Spreadsheet shall be the “Spreadsheet” for all purposes of this Agreement.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of such disclosure), the Company represents and warrants to Acquiror and Merger Sub as follows:

4.01          Organization and Qualifications; Subsidiaries. The Company is duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as currently conducted. Each other Company Entity is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or limited liability company, as applicable, power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as currently conducted. Schedule 4.01 sets forth a true and complete list of each Company Entity, its jurisdiction of organization, its directors and officers, and each jurisdiction in which such Company Entity is licensed or qualified to do business. Each Company Entity is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except such licenses or qualifications the absence of which would not reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 4.01, the Company owns all of the outstanding equity interests of its Subsidiaries, free and clear of all Liens, and there are no derivative securities or commitments to issue derivative securities in respect of such Subsidiaries. Except as set forth on Schedule 4.01(b) (any entity required to be set forth on Schedule 4.01(b), a “Minority Interest Entity”), no Company Entity owns or has any ownership interest in any other Person other than the Company’s ownership of such Subsidiaries. True and complete copies of the certificate of incorporation, certificate of formation, bylaws, limited liability company agreement and any other similar governing documents, each as amended to date (together, “Organizational Documents”), of each Company Entity have been made available to Acquiror. No Company Entity holds any economic, voting or other interest in the Foundation.

4.02          Due Authorization.

(a)               The Company has all requisite corporate power and authority to enter into and perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and, subject to adoption of this Agreement and approval of the Merger by the Company Stockholder Approval, to consummate to consummate the transactions contemplated hereby and thereby.

(b)               The execution, delivery and performance by the Company of this Agreement and each Ancillary Agreement to which it is a party and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement, any Ancillary Agreements to which it is a party or to consummate the Merger and the other transactions contemplated hereby and thereby, subject only in the case of consummation of the Merger, to the receipt of the Company Stockholder Approval. The Company Stockholder Approval is the only vote or consent of the holders of any class or series of the Company’s capital stock required to approve and adopt this Agreement and the Ancillary Agreements, and approve the Merger and consummate the Merger and the other transactions contemplated hereby and thereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by each other party hereto, constitutes, or will constitute, a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as the enforceability hereof may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws affecting the enforcement of creditor’s rights generally and as limited by the availability of specific performance and other equitable remedies or applicable equitable principles (whether considered in a proceeding at Law or in equity). When each Ancillary Agreement to which the Company is or will be a party has been duly executed and delivered by the Company (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Agreement will constitute a valid and binding obligation of the Company enforceable against it in accordance with its terms, except as the enforceability thereof may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws affecting the enforcement of creditor’s rights generally and as limited by the availability of specific performance and other equitable remedies or applicable equitable principles (regardless of whether considered in a proceeding at Law or in equity).

(c)               The Company Board, by written resolutions adopted by unanimous vote and not subsequently rescinded or modified, has, as of the date hereof (i) determined that this Agreement and the Transactions, including the Merger, are in the best interests of, the Company Stockholders, (ii) approved and declared advisable the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement and the Transactions, including the Merger, in accordance with the DGCL, the Company’s Organizational Documents and the Company Stockholders Agreements, (iii) directed that the “agreement of merger” contained in this Agreement be submitted to the Company Stockholders for adoption and the Transactions, including the Merger, be submitted to the Company Stockholders for approval (in each case, including by the Company Stockholder Approval), and (iv) resolved to recommend that the Company Stockholders (including by the Company Preferred Stockholders) adopt the “agreement of merger” set forth in this Agreement and approve the Transactions, including the Merger (collectively, the “Company Board Recommendation”).

4.03          No Conflict; Consents. The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, including the Merger, do not and will not, with or without the giving of notice or the lapse of time, or both: (i) subject to, in the case of the Merger, obtaining the Company Stockholder Approval conflict with or result in a violation or breach of, or default under, any Organizational Documents of the Company or any of its Subsidiaries, as the same may be amended from time to time; (ii) subject to, in the case of the Merger, obtaining the Company Stockholder Approval and the consents referenced in Section 4.04, conflict with or result in a violation or breach of any provision of any applicable Law, Permit or Governmental Order applicable to the Company; (iii) except as set forth on Schedule 4.03, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract of the type described in Section 4.12(a), whether or not set forth on Schedule 4.12(a), or any Permit or Leased Real Property document to which any of the Company Entities is a party or by which any of them or any of their respective assets or properties may be bound or affected or (iv) result in the creation or imposition of any Lien other than Permitted Liens on any properties or assets of any Company Entity, except, with respect to the foregoing clauses (ii), (iii) and (iv), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.04          Governmental Authorities; Consents. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent waiver or authorization from any Governmental Authority is required on the part of any Company Entity with respect to the Company’s execution, delivery or performance of this Agreement or the consummation of the Transactions, except for (a) applicable requirements of the HSR Act and any other applicable Antitrust Law, (b) the effectiveness of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (c) the effectiveness of the Registration Statement, (d) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and (e) as otherwise set forth on Schedule 4.04.

4.05          Capitalization.(a)Schedule 4.05(a) sets forth, as of the date hereof, a true and complete list of (i) the authorized capital stock of the Company, (ii) the number, class and series of shares of Company Stock owned by each Company Stockholder, together with the name of each registered holder thereof and (iii) all holders of outstanding Company Options, including the number of Company Common Shares subject to each such Company Option, the grant date, the type of Company Option (either incentive stock option or nonqualified stock option), and the exercise price for such Company Option, the extent to which such Company Option is vested and exercisable and the date on which such Company Option expires. All of the issued and outstanding Company Common Shares, Company Preferred Shares and Company Options (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Securities Law, and (iii) were not issued in breach or violation of any right of first refusal, right of first offer, preemptive or similar rights, the Company’s Organizational Documents or any Contract to which the Company or any of its Subsidiaries is a party. Except as set forth on Schedule 4.05(a), as of the date hereof, there are no other Company common shares, preferred shares, options, warrants, convertible notes or other equity interests of the Company authorized, reserved, issued or outstanding. Each Company Option was granted in accordance with the Company Option Plan with an exercise price per share (A) that is equal to or greater than the fair market value of the underlying shares on the grant date or (B) was determined pursuant to the Code Section 409A safe-harbor for illiquid start-up companies pursuant to Treasury Regulation Section 1.409A-1(b)(5)(iv)(B)(2)(iii) or in accordance with Code Section 422(c)(1), as applicable, and has a grant date identical to the date on which Company Board or its compensation committee actually awarded the Company Option. Each Company Option is documented in an award agreement that is intended to satisfy the requirements for the tax and accounting treatment afforded to such Company Option in the Company’s Tax Returns and the Company’s Financial Statements, respectively, and to avoid being subject to tax under Section 409A of the Code. The Company has provided or made available to Acquiror (or Acquiror’s representatives) true and complete copies of the standard form of option agreement and any stock option agreements that materially differ from such standard form.

(b)               Except for the Company Preferred Shares and the Company Options and as set forth on Schedule 4.05(b), there are (i) no subscriptions, calls, options, warrants, preemptive rights, conversion rights or other rights or other securities convertible into or exchangeable or exercisable for Company Common Shares or the equity interests of the Company, or any other Contracts to which the Company is a party or by which the Company is bound obligating the Company to issue or sell any shares of capital stock of, other equity interests in or debt securities of, the Company and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests, restricted share units, contingent value rights or similar rights in the Company. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any securities or equity interests of the Company. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company Stockholders may vote. The Company is not party to any shareholders agreement, proxies, voting trust, voting agreement, registration rights agreement or other agreements relating to its equity interests.

(c)               The outstanding shares of capital stock or other equity interests of the Company’s Subsidiaries (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law and (iii) were not issued in breach or violation of any right of first refusal, right of first offer, preemptive or similar rights, of such Subsidiary’s Organizational Documents or any Contract to which the Company or any of its Subsidiaries is a party. There are (A) no subscriptions, options, warrants, calls, preemptive rights, conversion rights or other rights or other securities convertible into or exchangeable or exercisable for the equity or voting interests of the Company’s Subsidiaries (including any convertible preferred equity certificates), or any other Contracts to which any of the Company’s Subsidiaries is a party or by which any of the Company’s Subsidiaries is bound obligating such Subsidiaries to issue or sell any shares of capital stock of, other equity interests in or debt securities of, such Subsidiaries, and (B) no equity equivalents, stock appreciation rights, phantom stock ownership interests, restricted share units, contingent value rights or similar rights in the Company’s Subsidiaries. There are no outstanding contractual obligations of the Company’s Subsidiaries to repurchase, redeem or otherwise acquire any securities or equity interests of the Company’s Subsidiaries. There are no outstanding bonds, debentures, notes or other indebtedness of the Company’s Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Subsidiaries’ stockholders (or equityholders) may vote. The Company’s Subsidiaries are not party to any stockholders agreement, proxies, voting trust, voting agreement, registration rights agreement or other agreements relating to the equity interests of the Company or the Company’s Subsidiaries.

(d)               The Company is the direct or indirect owner of, and has good and marketable direct or indirect title to, all the issued and outstanding shares of capital stock or equity interests of its Subsidiaries free and clear of any Liens, options, rights of first refusal or other limitations on the Company’s or any Subsidiary of the Company’s voting or transfer rights, other than transfer restrictions under applicable Securities Laws and their respective organizational documents. Schedule 4.05(d) sets forth a true and complete list of each Minority Interest Entity and the number, class and series of equity interests owned by a Company Entity. The Company is the direct or indirect owner of, and has good and marketable direct or indirect title to, the equity interests of any Minority Interest Entity owned by a Company Entity free and clear of any Liens, options, rights of first refusal and other limitations on a Company Entity’s voting or transfer rights, other than transfer restrictions under applicable Securities Laws and their respective organizational documents.

(e)               All distributions, dividends, repurchases and redemptions in respect of the capital stock (or other equity interests) of the Company were undertaken in compliance in all material respects with the Company’s Organizational Documents then in effect, any agreement to which the Company then was a party and in compliance in all material respects with applicable Law.

4.06          Financial Statements.

(a)               Schedule 4.06(a) sets forth the Company’s unaudited financial statements consisting of the consolidated balance sheet of the Company Entities as of September 30, 2019 and September 30, 2020 and the related consolidated statements of income for the respective twelve (12) month periods then ended (such financial statements the “Financial Statements”).

(b)               The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved. The Financial Statements are based on the books and records of the Company Entities, and fairly present in all material respects the financial condition of the Company Entities as of the respective dates they were prepared and the results of the operations of the Company Entities for the periods indicated.

(c)               (i) All representations and certifications made by the Company to lenders or any Governmental Authority in connection with the PPP Loan were accurate, true and correct in all material respects when made and (ii) the Company used the proceeds of the PPP Loan solely for the allowable uses set forth in the PPP.

4.07          Undisclosed Liabilities. The Company Entities have no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured (“Liabilities”) that would be required to be set forth or reserved for on a balance sheet of the Company and its Subsidiaries (and the notes thereto) prepared in accordance with GAAP consistently applied and in accordance with past practice, except for Liabilities (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the Balance Sheet Date in the ordinary course of the operation of business of the Company and its Subsidiaries, (c) arising under this Agreement and/or the performance by the Company of its obligations hereunder, (d) set forth on Schedule 4.07 or (e) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.08          Litigation and Proceedings. Except as set forth on Schedule 4.08, (a) there are no pending or, to the Knowledge of the Company, threatened, Actions against the Company or its Subsidiaries, or otherwise affecting the Company or its Subsidiaries or their assets (or to the Knowledge of the Company against any of the officers or directors of any Company Entity related to their business duties, which interfere with their business duties, or as to which any Company Entity has any indemnification obligations) in each case which would reasonably be expected to result in Liabilities to any of the Company Entities in excess of $500,000 and (b) neither the Company nor its Subsidiaries or any property, asset or business of the Company or its Subsidiaries is subject to any Governmental Order, or, to the Knowledge of the Company, any continuing investigation by, any Governmental Authority, in each case that challenges or seeks to prevent, enjoin or otherwise delay the Transactions or that would, individually or in the aggregate, be expected to have a Material Adverse Effect.

4.09          Compliance with Laws.

(a)               Except as set forth on Schedule 4.09, each Company Entity is now, and for the past three (3) years has been, in compliance in all material respects with all Laws (including any regulatory or licensing requirements in respect of insurance) applicable to it and its Business.

(b)               (i) The Company, its Subsidiaries and, to the Knowledge of the Company, their respective officers, directors, employees, agents, and representatives and the Minority Interest Entity are currently, and since January 1, 2016 have been, in compliance in all material respects with applicable Anti-Corruption Laws and U.S. Trade Laws, (ii) none of the Company Entities or, to the Knowledge of the Company, the Minority Interest Entity are engaging in any activities that would reasonably be expected to result in a material violation of U.S. Trade Laws, (iii) neither the Company nor its Subsidiaries nor, to the Knowledge of the Company, the Minority Interest Entity has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law or U.S. Trade Laws and (iv) neither the Company nor its Subsidiaries nor, to the Knowledge of the Company, the Minority Interest Entity has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law or U.S. Trade Laws.

4.10          Intellectual Property.

(a)               Schedule 4.10(a) lists all the material Company IP Registrations as of the date hereof, indicating as to each item other than domain names as applicable: (a) the owner; (b) the jurisdictions in which such item is issued or registered or in which any application for issuance or registration has been filed, (c) the respective issuance, registration, or application number of the item, and (d) the dates of application, issuance or registration of the item. All filings and fees required to maintain the material Company IP Registrations that have or will come due prior to the Closing Date, as the case may be, have been or will be timely filed with or paid to, respectively, the relevant Governmental Authorities and authorized registrars, and all material Company IP Registrations are otherwise in good standing.

(b)               Schedule 4.10(b) lists all Company IP Agreements in effect as of the date hereof that are (i) material licenses of Owned Intellectual Property granted to a third party other than nonexclusive licenses in the ordinary course of business, and (ii) licenses of Intellectual Property (other than nonexclusive, commercially available Software licenses) granted by a third party that are material to the Company Entities taken as a whole. Each Company IP Agreement set forth on Schedule 4.10(b) is, assuming the validity and enforceability of such agreement against the counterparties and except as such enforceability may be limited by applicable insolvency, bankruptcy, reorganization, moratorium, fraudulent conveyance or other similar Laws affecting creditors’ rights generally and applicable equitable principles (whether considered in a proceeding at Law or in equity), valid, binding and enforceable on the applicable Company Entity and to the Knowledge of the Company, each other party thereto in accordance with its terms and is in full force and effect. Neither a Company Entity nor to the Knowledge of the Company any other party thereto is in material breach of or default under (or to the Knowledge of the Company, is alleged to be in material breach of or default under), or has provided or received since January 1, 2018 any written notice of breach or default of or any intention to terminate, any such Company IP Agreement, which breach or default has not been resolved.

(c)               Except as set forth in Schedule 4.10(c), a Company Entity owns or otherwise has rights in and to the material Owned Intellectual Property, and has the right to use all other material Intellectual Property used in the conduct of the Business, in each case, free and clear of Liens other than Permitted Liens. Without limiting the generality of the foregoing, the Company Entities have entered into written agreements with every current and former employee who has created material Intellectual Property for the Company Entities, and with every current and former independent contractor who has created material Intellectual Property for the Company Entities, whereby such employees and independent contractors assign to the Company Entities any ownership interest and right they may have in such Owned Intellectual Property.

(d)               Each Company Entity’s rights in the Company Intellectual Property are subsisting and, to the Knowledge of the Company, each Company Entity’s rights in the Company IP Registrations, other than pending applications, are valid and enforceable. The Company Entities have taken commercially reasonable steps, taking into account the size and complexity of the Company, to maintain the Owned Intellectual Property and to protect and preserve the confidentiality of all trade secrets included in the Owned Intellectual Property.

(e)               In the last three (3) years, (i) the conduct of the Business, and the products, processes and services of the Company Entities, have not infringed, misappropriated, diluted or otherwise violated, and do not infringe, dilute, misappropriate or otherwise violate the Intellectual Property of any Person in any material respect, and (ii) to the Knowledge of the Company, no Person has infringed, misappropriated, diluted or otherwise violated, or is currently infringing, misappropriating, diluting or otherwise violating, any Owned Intellectual Property in any material respect.

(f)                Except as set forth in Schedule 4.10(f), there are no material Actions (including any oppositions, interferences or re-examinations) that have been settled within the last three (3) years, and there are no Actions pending or threatened in writing: (i) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property of any Person by a Company Entity; (ii) challenging the validity, enforceability, registrability or ownership of any Owned Intellectual Property or the Company Entities’ rights with respect to any Owned Intellectual Property, other than ordinary-course prosecution of Company IP Registrations, in the case of (i) and (ii) that would not reasonably be expected to have a Material Adverse Effect; or (iii) by the Company Entities alleging any infringement, misappropriation, dilution or violation by any Person of the Owned Intellectual Property. To the Knowledge of the Company, the Company Entities are not subject to any Governmental Order that does or would materially restrict or impair the use of any Owned Intellectual Property.

4.11          Software and IT.

(a)               The Company Entities’ Systems are reasonably sufficient and in sufficiently good working condition in all material respects for the current needs of the Business, including as to capacity, scalability, and ability to process current peak volumes in a timely manner, and to the Knowledge of the Company, are free from material viruses, worms, time bombs, key locks, malware and other corruptants.

(b)               In the last three (3) years, there has been no unauthorized access, use, intrusion or breach of security, or material failure, breakdown, performance reduction or other adverse event affecting any of the Company Entities’ Systems, that has caused any: (i) material disruption of or interruption in the conduct of the Business of the Company Entities; (ii) substantial loss, destruction, damage or harm of any Company Entity or any of their Business or operations, personnel, property or other assets; or (iii) to the Knowledge of the Company, material liability of any kind to the Company Entities or their Business or the statutory duty to notify any Person. Each Company Entity has taken commercially reasonable actions, taking into account the size and complexity of the Company, to protect the integrity, security and continuous operation of the Company Entities’ Systems and the data and other information stored thereon or processed thereby.

(c)               The Company Entities maintain back-up and data recovery, disaster recovery and business continuity plans and procedures, and, to the Knowledge of the Company, act in material compliance therewith.

4.12          Material Contracts; No Defaults.

(a)               Schedule 4.12 sets forth a true and complete list of all of the following Contracts to which any Company Entity is a party or by which it or its properties, rights or assets is bound, as of the date hereof (such Contracts, together with all Contracts concerning the Leased Real Property required to be disclosed in Schedule 4.18(b), and all Contracts falling into the following categories whether or not disclosed on Schedule 4.12, being “Material Contracts”):

(i)              Contracts for the sale or purchase of any of products or services of any Company Entity which provides for payments by or to such Company Entity in excess of $250,000 during calendar year 2020 or that are expected to involve more than such amount in calendar year 2021;

(ii)              Contracts for the grant to any Person of any most-favored nations, priority, or exclusivity rights or any right of first refusal, right of first offer or similar right;

(iii)            Contracts for joint ventures, partnerships or sharing of profits, and Contracts for joint or shared marketing activities or expenses;

(iv)            Contracts containing covenants obligating a Company Entity not to compete or engage in any line of business or with any Person in any geographical area;

(v)             Contracts containing covenants obligating a Company Entity not to solicit or hire any Person with respect to employment;

(vi)            Contracts relating to the acquisition or disposition by a Company Entity (by merger, purchase of stock or assets or otherwise) of any line of business or a material amount of stock or assets, in each case if entered into in the past three (3) years, or under which any material Liabilities remain outstanding;

(vii)           Contracts evidencing Indebtedness in excess of $250,000 individually or $1,000,000 in aggregate (whether incurred, assumed, guaranteed or secured by any asset), except any such agreement solely between or among Company Entities;

(viii)          any Contract under which any Company Entity is required to provide continuing indemnification or a guarantee of obligations of any Person (other than the other Company Entity) or the assumption of any Tax, environmental or other Liability of any Person (except for standard indemnification provisions entered in the ordinary course of business with customers or suppliers);

(ix)             any Contract under which any Company Entity has advanced or loaned any amount to any of its managers, directors or officers in the past three (3) years and such advance or loan remains outstanding;

(x)             any Contract between any Company Entity, on the one hand, and any of their respective directors or officers, on the other hand;

(xi)             Contracts with independent contractors or consultants that require annual cash payments in excess of $150,000 to which a Company Entity is a party and which are not cancellable without penalty (including any termination payment) or without more than thirty (30) days’ notice;

(xii)           collective bargaining or similar labor agreements;

(xiii)          any Contract with a Governmental Authority;

(xiv)          any Contract under which any Company Entity is obligated to make any capital commitment or expenditure in excess of $200,000 individually or $500,000 in the aggregate, during any twelve (12)-month period;

(xv)           any Contract that provides for any payments, rights or obligations that are conditioned, in whole or in part, on a change of control with respect to any Company Entity, other than as provided in the Company Entities’ Organizational Documents;

(xvi)          any Contract that limits or purports to limit the payment of dividends or distributions in respect of the capital stock of any Company Entity, the pledging of the capital stock of any Company Entity or the incurrence of indebtedness for borrowed money or guarantees by any Company Entity or the ability of any Company Entity in any material respect to pledge, sell, transfer or otherwise dispose of any material amount of assets or business;

(xvii)         any Company Affiliate Agreement;

(xviii)        Contracts with the top five brand partners of the Company Entities measured by revenue or value of goods or services received during the twelve-month period ended December 31, 2019 and the nine-month period ended September 30, 2020;

(xix)           Contracts involving the Foundation for which a Company Entity could have material Liability; and

(xx)            any other Contract that is material to the Company Entities, taken as a whole, or which provides for consideration to be paid by a Company in excess of $250,000 annually or $500,000 in the aggregate and, in either case, is not previously disclosed pursuant to this Section 4.12, Section 4.18 or Section 4.12(b).

(b)               Each Material Contract is valid, binding and enforceable on the applicable Company Entity and, to the Knowledge of the Company, each other party thereto in accordance with its terms except as such enforceability may be limited by applicable insolvency, bankruptcy, reorganization, moratorium, fraudulent conveyance or other similar Laws affecting creditors’ rights generally and applicable equitable principles (whether considered in a proceeding at Law or in equity). None of the Company Entities or, to the Knowledge of the Company, any other party thereto is in material breach of or default under (or is alleged in writing to be in material breach of or default under), or has provided or received any written notice of any intention to terminate, any Material Contract. Complete and correct copies of each Material Contract (including all modifications, amendments and supplements thereto) have been made available to Acquiror.

4.13          Company Benefit Plans.(a) Schedule 4.13(a) sets forth a list of each material Benefit Plan. None of the Benefit Plans are maintained, contributed to or required to be contributed to outside the United States or otherwise covers any employee or other individual service provider of any Company Entity who resides or works outside of the United States on behalf of any Company Entity.

(b)               As applicable with respect to the material Benefit Plans, the Company has made available to Acquiror, true and complete copies of (i) each Benefit Plan, including all amendments thereto (and in the case of an unwritten Benefit Plan, a written description thereof), (ii) the current summary plan description and each summary of material modifications thereto, (iii) the most recently filed annual reports (Form 5500) and all schedules thereto, (iv) all related trust agreements, insurance contracts or other funding vehicles and (v) all communications between the Company Entities or any ERISA Affiliate on the one hand, and any Governmental Authority on the other hand, during the last three (3) years concerning IRS or DOL audits or investigations by any Governmental Authority.

(c)               Each Company Entity is in compliance in all material respects with the provisions of ERISA, the Code and other Laws applicable to the Benefit Plans. Each Benefit Plan and, to the Knowledge of the Company, each Benefit Plan sponsored or maintained by a professional employer organization has been maintained, operated and administered in compliance in all material respects with its terms and all applicable Laws, including ERISA and the Code.

(d)               No Company Entity has incurred (whether or not assessed) or is subject to any payment, Tax penalty or other liability under the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act, including under Section 4980H of the Code or with respect to the reporting requirements under Section 6055 or Section 6056 of the Code, in each case, except as would not result in material Liability to the Company Entities, taken as a whole.

(e)               Except as set forth in Schedule 4.13(e), all payments under the Benefit Plans that have become due have been made, in all material respects, on a timely basis.

(f)                No Company Entity nor to the Knowledge of the Company, any fiduciary, trustee or administrator of any Benefit Plan, has engaged in or, in connection with the Transactions, will engage in, any transaction with respect to any Benefit Plan which would subject any such Benefit Plan, any Company Entity, Merger Sub, the Surviving Company or Acquiror or any of its Affiliates to any material tax, penalty or liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.

(g)               None of the Company Entities nor any of their respective ERISA Affiliates have maintained, sponsored, participated in, or contributed to (or been obligated to maintain, sponsor, participate in, or contribute to), and no Benefit Plan is, (i) a plan which is subject to Section 412 of the Code or Section 302 or Title IV of ERISA, (ii) a multiple employer plan as described in Section 413(c) of the Code, or (iii) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. No Company Entity has any liability or obligation with respect to any “employee benefit plan” (as defined in Section 3(3) of ERISA) as a consequence of at any time being considered a single employer under Section 414 of the Code with any other Person.

(h)               No Company Entity contributes to, is required to contribute to, or has incurred any withdrawal liability (whether complete or partial), within the meaning of Section 4201 of ERISA, to any Multiemployer Plan, including on account of an ERISA Affiliate.

(i)                 No Benefit Plan provides retiree or post-employment welfare benefits, including death, insurance or medical benefits, beyond termination of service or retirement other than coverage mandated by Law or any such benefits provided during any severance period following termination of employment under any employment agreements set forth on Schedule 4.13(i).

(j)                 Except as expressly provided otherwise in this Agreement or as set forth in Schedule 4.13(j), the execution of, and performance of the Transactions will not, either alone or together with any other event(s) (i) result in any payment becoming due under any Benefit Plan to any employee, former employee, director, officer, or individual independent contractor of the Company Entities, (ii) increase any amount of compensation or benefits otherwise payable under any Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Benefit Plan, (iv) require any contributions or payments to fund any obligations under any Benefit Plan or (v) result in, from or with respect to any Benefit Plan, to any employee, former employee, director, officer or individual independent contractor of the Company Entities, either alone or in conjunction with any other payment, event or occurrence, the payment of any “excess parachute payment” under Section 280G of the Code. No such employee, former employee, director, officer or independent contractor of the Company has any “gross up” or indemnification agreements or other assurance of reimbursement for any Taxes under Section 409A or Section 4999 of the Code.

(k)               There are no pending (to the Knowledge of the Company with respect to Benefit Plans sponsored or maintained by a professional employer organization), or to the Knowledge of the Company, threatened in writing, audits or investigations by any Governmental Authority involving any Benefit Plan and no pending (to the Knowledge of the Company with respect to Benefit Plans sponsored or maintained by a professional employer organization), or to the Knowledge of the Company, threatened in writing, material claims, suits or proceedings involving any Benefit Plan or asserting any rights or claims to benefits under any Benefit Plan (in each case, except for routine claims for benefits payable in the normal operation of the Benefit Plans), nor, to the Knowledge of the Company, are there any facts which would reasonably be expected to give rise to any material liability in the event of any such audit, investigation, claim, suit or proceeding.

(l)                 No Company Entity or any ERISA Affiliate thereof has any legally binding commitment to materially modify or amend any Benefit Plan (except as required by Law or to retain the tax qualified status of any Benefit Plan). No Company Entity or any ERISA Affiliate thereof has any legally binding commitment to establish any new material benefit plan, program or arrangement.

4.14          Labor Matters.(a) No Company Entity is, as of the date hereof: (i) a party to or otherwise bound by any collective bargaining agreement; (ii) a party to, or to the Knowledge of the Company, threatened in writing by, any unfair labor practice charge or complaint, grievance or labor arbitration; or (iii) currently negotiating any collective bargaining agreement to which any Company Entity is or would be a party. In the last year, no Company Entity has experienced any strike, lockout, slowdown or work stoppage, nor, to the Knowledge of the Company, is any such action threatened. To the Knowledge of the Company, there is not pending, nor has there ever been, any union election petition filed with the National Labor Relations Board, or union organizing activity by or for the benefit of the employees of any Company Entity or otherwise affecting any Company Entity.

(b)               Each Company Entity is, and for the last three (3) years has been, in compliance with all applicable Laws respecting labor and employment practices, including all Laws respecting discrimination or harassment in employment, terms and conditions of employment, termination of employment, wages, disability rights or benefits, occupational safety and health (including the federal Occupational Safety and Health Act and any applicable state or local Laws concerning COVID-19-related health and safety issues), employee whistle-blowing, immigration, workers’ compensation, employee leave issues (including the federal Emergency Paid Sick Leave Act, the federal Emergency Family and Medical Leave Expansion Act, and any applicable state or local Laws concerning COVID-19-related paid sick or family leave or other benefits), unemployment insurance, mass layoffs (including the WARN Act), employee privacy, and classification of employees, consultants and independent contractors, except as any noncompliance has or would reasonably be expected to have a Material Adverse Effect. There are no pending or, to the Knowledge of the Company, threatened, claims against any Company Entity on account of any labor or employment matter or action which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c)               Except as set forth on Schedule 4.14(c), the employment of each employee of a Company Entity is terminable at will and no employee is entitled to severance pay or other benefits following termination or resignation, except as otherwise provided by applicable Law.

(d)               For the prior three (3) years, no Company Entity has effectuated (i) a “plant closing” (as defined in the WARN Act) or (ii) a “mass layoff” (as defined in the WARN Act) and no Company Entity has consummated any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign applicable Law.

(e)               Except as set forth in Schedule 4.14(e), in the prior three (3) years, no Company Entity has been party to a material settlement agreement with a current or former officer, employee or independent contractor resolving allegations of sexual harassment by either (i) an officer of a Company Entity; or (ii) an employee of a Company Entity. Except as set forth in Schedule 4.14(e), and to the Knowledge of the Company, in the prior three (3) years, there have been no material allegations of sexual harassment by or against any employee of a Company Entity arising from their employment with a Company Entity.

(f)                To the extent the Company has Knowledge of any Company Entity employees or independent contractors that have tested positive for COVID-19, the Company Entities have taken commercially reasonable efforts to take all material precautions required under applicable Law with respect to such employees and independent contractors.

(g)               Schedule 4.14(g) sets forth a complete and correct list of all written agreements to which any Company Entity is a party or by which it is bound providing for the employment of any individual whose rate of annual compensation, including any promised, expected or customary cash bonus, exceeds $150,000 on a full-time, part-time or consulting or other basis (other than offer letters that do not deviate in any material respect from the standard offer letter made available to Acquiror) and any such agreements providing for severance, retention, change in control, transaction bonus or other similar payments (other than performance bonuses provided in accordance with the terms of the applicable offer letter) to such individuals (the “Employment Contracts”).

(h)               Schedule 4.14(h) accurately sets forth as of the date of this Agreement, by Company Entity, with respect to each current employee of any Company Entity (including any employee who is on a leave of absence, furlough or on layoff status): (i) the name; (ii) title; (iii) date of hire; (iv) annualized base compensation/hourly rate; and (v) all bonuses or other incentive compensation paid to such employee for 2019.

4.15          Taxes.

(a)               All income and other material Tax Returns required by Law to be filed by the Company or its Subsidiaries have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings). Such Tax Returns are, or will be, true, complete and correct in all material respects.

(b)               All material amounts of Taxes shown due on any Tax Returns of the Company and its Subsidiaries and all other material amounts of Taxes owed by the Company and its Subsidiaries have been timely paid.

(c)               Each of the Company and its Subsidiaries has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, shareholder or any other third party, and (ii) remitted such amounts required to have been remitted to the appropriate Governmental Authority.

(d)               Each of the Company and its Subsidiaries has collected all material sales and use Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authorities, or has been furnished properly completed exemption certificates.

(e)               Neither the Company nor its Subsidiaries is currently engaged in any audit, administrative or judicial proceeding with a Governmental Authority with respect to Taxes. Neither the Company nor its Subsidiaries has received any written notice from a Governmental Authority of a proposed deficiency of a material amount of Taxes, other than any such deficiencies that have since been resolved. No written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return, which claim has not been resolved. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of the Company or its Subsidiaries, and no written request for any such waiver or extension is currently pending.

(f)                Neither the Company nor its Subsidiaries (or any predecessor thereof) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) in the prior two years.

(g)               Neither the Company nor its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(h)               Neither the Company nor its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (B) ruling by, or written agreement with, a Governmental Authority (including any closing agreement pursuant to Section 7121 of the Code or any similar provision of Tax Law) issue or executed prior to the Closing; (C) installment sale or open transaction disposition made prior to the Closing; (D) prepaid amount received prior to the Closing; (E) intercompany transaction or excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) that existed prior to the Closing; or (F) Section 965 of the Code.

(i)                 There are no Liens with respect to Taxes on any of the assets of the Company or its Subsidiaries, other than Permitted Liens.

(j)                 None of the Company or any of its Subsidiaries have been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes (other than a group of which the common parent is the Company). Neither the Company nor its Subsidiaries has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or (ii) as a transferee or successor.

(k)               Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation to, any Governmental Authority or other Person under any Tax allocation, Tax sharing or Tax indemnification agreements (except, in each case, for any such agreements that are commercial contracts entered into in the ordinary course of business not primarily relating to Taxes).

(l)                 The classification of the Company’s Subsidiaries for U.S. federal income Tax purposes is set forth in Schedule 4.15(l).

(m)              Neither the Company nor any of its Subsidiaries is, and has not been at any time during the five (5) year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(n)               Each of the Company and its Subsidiaries is in compliance with applicable United States and foreign transfer pricing Laws and regulations in all material respects, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of each of the Company and its Subsidiaries.

(o)               To the Knowledge of the Company, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

(p)               The Company has not made an election under Section 965(h) of the Code.

(q)               Neither the Company nor any of its Subsidiaries has deferred any payroll Taxes pursuant to the CARES Act or are the beneficiaries of any other COVID-19 related tax deferral relief of state and local Governmental Authorities.

(r)                Except as set forth in Schedule 4.15(r), neither the Company nor any of its Subsidiaries has incurred any loan, directly or indirectly, pursuant to the Paycheck Protection Program, established by the CARES Act, as amended or supplemented from time to time by interim rules, policy statements, FAQs or otherwise, other than the PPP Loan.

4.16          Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by the Company, its Subsidiaries or any of their Affiliates for which the Company or any of its Subsidiaries has any obligation, except as set forth on Schedule 4.16.

4.17          Insurance. Schedule 4.17 contains a true and complete list of all material policies and contracts currently in effect for insurance of which any Company Entity is the owner, insured or beneficiary or which has been bound by any Company Entity to cover any of the assets of any Company Entity as of the date hereof (the “Insurance Policies”), copies of which have been made available to Acquiror. All premiums due and payable with respect to such Insurance Policies have been timely paid. All Insurance Policies are in full force and effect and no Company Entity is currently in receipt of any notice of cancellation or non-renewal thereunder. There is no ongoing default with respect to any provision contained in any Insurance Policy. (a) There are no outstanding claims under the Insurance Policies (other than ordinary course health/welfare claims); (b) there are no premiums or claims due under the Insurance Policies which remain unpaid and no such policy is subject to any retroactive, retrospective or other similar type of premium adjustment; (c) in the past one (1) year, no notice of cancellation or non-renewal (other than conditional notice of non -renewal pursuant to applicable Law related to the increase of premiums) with respect to, or disallowance (other than reservation of rights by the insurer) of any claim under, any Insurance Policy has been received, and (d) each Company Entity has not failed to obtain any category of insurance sought since January 1, 2018 due to refusal by all insurance carriers pursued, nor have any of its coverages been limited by any insurance carrier contrary to policy terms.

4.18          Real Property; Assets.

(a)               Neither the Company nor any other Subsidiary of the Company owns any real property. Neither the Company nor any of its Subsidiaries is a party to any agreement or option to purchase any real property or material interest therein.

(b)               Schedule 4.18(b) contains a true and correct list of all Leased Real Property including (i) the street address; (ii) the landlord, the rental amount currently being paid, and the expiration of the term; and (iii) the current use of such property. The Company has made available to Acquiror true and correct copies of the leases, subleases, licenses and occupancy agreements (including all modifications, amendments, supplements, guaranties, extensions, renewals, waivers, side letters and other agreements relating thereto) for the Leased Real Property to which the Company or its Subsidiaries is a party (the “Real Estate Lease Documents”), and such deliverables comprise all Real Estate Lease Documents relating to the Leased Real Property. The Company or a Subsidiary of the Company has legal, valid existing leasehold estates or, as the case may be, leasehold interests, as tenant in all Leased Real Property. There is no lease, sublease, license, use, occupancy or similar agreement granting to any party (other than the Company or one of its Subsidiaries) any occupancy or use rights for any Leased Real Property. To the Knowledge of the Company, there is no pending or threatened condemnation or other proceeding with respect to any Leased Real Property. There has been no rent deferred under any Real Estate Lease Document due to the COVID-19 pandemic or otherwise that is currently unpaid or outstanding. No material capital improvements to the Leased Real Property have been planned or started by the Company or any Subsidiary of the Company that are not complete as of the date hereof. All of the Leased Real Property and tangible assets and properties of the Company and its Subsidiaries located on the Leased Real Property are in all material respects in serviceable operating condition and repair (giving due account to the age and length of use of the same, ordinary wear and tear excepted) and are adequate for the conduct of the business of the Company and its Subsidiaries as of the date hereof.

4.19          Environmental Matters.

Except as set forth in Schedule 4.19 and except as would not reasonably be expected to have a Material Adverse Effect:

(a)               the Company and its Subsidiaries are, and for the past three (3) years have been, in compliance with all applicable Environmental Laws, and have obtained and are in compliance with the terms and conditions of all Permits required under applicable Environmental Law to carry on their respective Business as it is being conducted, and to occupy and operate the Leased Real Property;

(b)               the Company and its Subsidiaries have not received any: (i) written notice or claim in respect of Environmental Laws or the violation thereof or non-compliance therewith; or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved (or, if resolved, has any unfulfilled obligations);

(c)               to the Knowledge of the Company, there has been no Release of Hazardous Materials, in violation of Environmental Law, with respect to any Leased Real Property or any other location which would or would reasonably be expected to result in Liability to the Company or any of its Subsidiaries;

(d)               no Company Entity is subject to any Governmental Order relating to any non-compliance with or Liability under Environmental Laws or regarding any Hazardous Materials that remains outstanding or unresolved (or, if resolved, has any material unfulfilled obligations); and

(e)               no Action is pending or, to the Knowledge of the Company, threatened with respect to any Company Entity’s compliance with or Liability under Environmental Law.

The Company Entities have made available to the Acquiror all reports of environmental site assessments (including any Phase I or Phase II assessments), environmental investigations and remediations, environmental or health and safety audits, and other material environmental documents relating to the Leased Real Property or otherwise regarding any Company Entity, to the extent such report or document was prepared within the last five (5) years and is in the possession or under the control of any Company Entity.

4.20          Absence of Changes.

(a)               Since December 31, 2019, there has not been any change, development, condition, occurrence, event or effect relating to the Company or its Subsidiaries that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, a Material Adverse Effect.

(b)               Since the Interim Balance Sheet Date through the date of this Agreement, except (A) for actions taken (or omitted to be taken) as a result of COVID-19 or COVID-19 Measures, (B) as expressly contemplated or permitted by this Agreement or (C) as set forth on Schedule 4.20(b), (1) the Company and its Subsidiaries have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practices and (2) there has not been with respect to the Company Entities, any action taken that, if taken during the Interim Period without Acquiror’s consent would have constituted a breach of clauses (d), (f), (h), (i), (j), (r), (t), (v), (w) or (y) of Section 6.02 or clause (bb) of Section 6.02 (with respect to the foregoing clauses).

4.21          Affiliate Agreements. Except in connection with the issuance of Company Options or Company Stock pursuant to arrangements set forth on Schedule 4.21 and the issuance of Company Common Shares and Company Preferred Shares to Company Stockholders pursuant to the applicable subscription agreements and otherwise set forth on Schedule 4.21, none of the Company or its Subsidiaries is a party to any transaction or Contract with any (i) present or former officer or director of any of the Company or its Subsidiaries, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Company or its Subsidiaries or (iii) to the Knowledge of the Company, an Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (each of the foregoing, a “Company Affiliate Agreement”).

4.22          Internal Controls. The Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (a) all assets, liabilities and transactions are accurately and timely recorded in all material respects and to maintain accountability for the assets and (b) transactions are executed and access to records is permitted only in accordance with management’s authorization. Since January 1, 2017, no officer, director or employee of any the Company or any of its Subsidiaries has (A) falsified any of the books, records or accounts of the Company or any of its Subsidiaries or (B) circumvented the internal accounting controls of the Company or any of its Subsidiaries or (C) made false or misleading statements to, or attempted to coerce or fraudulently influence, an accountant in connection with any audit, review or examination of the financial statements of the Company and its Subsidiaries.

4.23          Permits. Each of the Company and its Subsidiaries has all Permits (the “Material Permits”) that are required to own, lease or operate its properties, rights and assets and to conduct its business as currently conducted (including any permits granted by the Federal Aviation Administration or the U.S. Department of Transportation), except where the failure to obtain the same would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, taken as a whole. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Material Permit, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (a) each Material Permit is in full force and effect in accordance with its terms, (b) no outstanding written notice of revocation, cancellation or termination of any Material Permit has been received by the Company or its Subsidiaries, (c) to the Knowledge of the Company, none of such Permits upon its termination or expiration in the ordinary due course will not be renewed or reissued in the ordinary course of business upon terms and conditions substantially similar to its existing terms and conditions, (d) there are no Actions pending or, to the Knowledge of the Company, threatened in writing, that seek the revocation, cancellation, limitation, restriction or termination of any Material Permit and (e) each of the Company and its Subsidiaries is in material compliance with all Material Permits applicable to the Company or its Subsidiaries.

4.24          Privacy and Data Security.

(a)               The Company Entities have a privacy policy regarding the collection, use and disclosure of personal information in connection with the operation of the Business for which any Company Entity is the “controller” or similarly responsible under applicable Laws regarding the collection, retention, use and protection of personal information, or otherwise held or processed on its behalf and each Company Entity is and has been in material compliance with such privacy policy. The Company Entities have posted a privacy policy in a clear and conspicuous location on all public websites owned or operated by the Company Entities.

(b)               Without limiting the generality of Section 4.09, each Company Entity has in the past three (3) years materially complied with all applicable Laws regarding the collection, retention, use and protection of personal information.

(c)               Without limiting the generality of Section 4.12(b), each applicable Company Entity and, to the Knowledge of the Company, each other party thereto is in compliance with the terms of all Material Contracts relating to data privacy, security or breach notification (including provisions that impose conditions or restrictions on the collection, use, disclosure, transmission, destruction, maintenance, storage or safeguarding of personal information), if any, except for such noncompliance that would not reasonably be expected to have a Material Adverse Effect.

(d)               No Person (including any Governmental Authority) has, in the past three (3) years, (i) commenced any Action against any Company Entity relating to any Company Entity’s information privacy or data security practices relating to the personal information of consumers, including with respect to the access, disclosure or use of personal information of consumers maintained by or on behalf of any Company Entity, or, (ii) to the Knowledge of the Company, threatened any such Action, or made any complaint or investigation relating to such practices.

(e)               The execution, delivery and performance of this Agreement and the consummation of the contemplated transactions, including any transfer of personal information resulting from such transactions, will not violate the privacy policy of any Company Entity as it currently exists, except for such violations that would not reasonably be expected to have a Material Adverse Effect.

(f)                The Company Entities have established and implemented policies, programs and procedures that are commercially reasonable, in material compliance with applicable industry practices and appropriate, including administrative, technical and physical safeguards to protect the confidentiality, integrity and security of personal information for which any Company Entity is the “controller” or similarly responsible under applicable Laws regarding the collection, retention, use and protection of personal information against unauthorized access, use, modification, disclosure or other misuse.

(g)               Without limiting the generality of Section 4.11, the Business has not in the past three (3) years experienced any material loss, damage, or unauthorized access, disclosure, use or breach of security of any personal information for which any Company Entity is the “controller” or similarly responsible under applicable Laws regarding the collection, retention, use and protection of personal information or otherwise held or processed on its behalf.

4.25          Information Supplied. None of the information relating to the Company or its Subsidiaries furnished by or on behalf of the Company in writing specifically for inclusion or incorporation by reference in the Registration Statement will, as of (i) the time the Registration Statement becomes effective under the Securities Act, (ii) the date of mailing of the Proxy Statement to the holders of Acquiror Common Stock, (iii) the time of the Acquiror Stockholders’ Meeting or (iv) the Closing, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except for any change disclosed in writing by or on behalf of the Company to Acquiror or its counsel prior to such mailing date pursuant to Section 6.09 hereof. Notwithstanding the foregoing provisions of this Section 4.25, no representation, warranty or covenant is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement that were not furnished by or on behalf of the Company in writing for inclusion or incorporation by reference therein, including any information furnished by or on behalf of Acquiror or Merger Sub in writing specifically for inclusion or incorporation by reference therein.

4.26          Acquiror Common Stock. No Company Entity owns beneficially or of record any shares of Acquiror Common Stock or any securities convertible into, exchangeable for or carrying the right to acquire, any shares of Acquiror Common Stock.

4.27          No Additional Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN Article IV (INCLUDING THE RELATED PORTIONS OF THE SCHEDULES) AND IN ANY ANCILLARY AGREEMENT, THE COMPANY DOES NOT MAKE ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, INCLUDING WITH RESPECT TO VALUE, CONDITION, MERCHANTABILITY OR SUITABILITY, WITH RESPECT TO THE COMPANY OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED HEREUNDER OR PURSUANT HERETO.

4.28          No Reliance. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN Article V (INCLUDING THE RELATED PORTIONS OF THE SCHEDULES) AND IN ANY ANCILLARY AGREEMENT, THE COMPANY ACKNOWLEDGES THAT NONE OF ACQUIROR OR MERGER SUB, NOR ANY OF THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, STOCKHOLDERS, PARTNERS, MEMBERS OR REPRESENTATIVES, OR ANY OTHER PERSON ON BEHALF OF ACQUIROR OR MERGER SUB, MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO ACQUIROR, MERGER SUB OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, ANY OTHER INFORMATION PROVIDED TO THE COMPANY OR ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED HEREUNDER OR PURSUANT HERETO, INCLUDING WITH RESPECT TO VALUE, CONDITION, MERCHANTABILITY OR SUITABILITY, INFRINGEMENT, FITNESS FOR A PARTICULAR PURPOSE, OR ANY WARRANTY WITH RESPECT TO THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION. THE COMPANY ACKNOWLEDGES THAT IT IS NOT RELYING NOR HAS IT RELIED ON ANY EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES EXCEPT FOR THOSE EXPRESSLY MADE BY ACQUIROR AND MERGER SUB IN Article V (INCLUDING THE RELATED PORTIONS OF THE SCHEDULES) AND IN ANY ANCILLARY AGREEMENT, THAT ONLY THOSE REPRESENTATIONS OR WARRANTIES IN THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE SCHEDULES) AND IN ANY ANCILLARY AGREEMENT SHALL HAVE ANY LEGAL EFFECT, AND THAT THE COMPANY EXPRESSLY DISCLAIMS RELIANCE ON ANY OMISSIONS FROM ACQUIROR’S AND MERGER SUB’S REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE SCHEDULES).

Article V
REPRESENTATIONS AND WARRANTIES
OF ACQUIROR AND MERGER SUB

Except as set forth (a) in the Schedules to this Agreement (each of which qualifies (i) the correspondingly numbered representation, warranty or covenant if specified therein and (ii) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of such disclosure) or (b) in the Acquiror SEC Documents filed or furnished by Acquiror (excluding any disclosures in such Acquiror SEC Documents under the headings “Risk Factors,” “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature), each of Acquiror and Merger Sub represents and warrants to the Company as of the date hereof and as of the Closing as follows:

5.01          Organization and Qualifications; Subsidiaries. Each of Acquiror and Merger Sub (a) is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware and (b) has all requisite corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as currently conducted. Each of Acquiror and Merger Sub is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except such licenses or qualifications the absence of which would not reasonably be expected to have an Acquiror Material Adverse Effect. Each of Acquiror and Merger Sub, has all requisite corporate power and authority to execute, deliver, and perform this Agreement and the Ancillary Agreements to which it is a party, and (upon obtaining the Acquiror Stockholder Approval) to consummate the transactions contemplated hereby and thereby. Acquiror does not have, and, since formation, has never had, any Subsidiaries other than Merger Sub.

5.02          Due Authorization.

(a)               Each of the Acquiror and Merger Sub has all requisite corporate power and authority to enter into and perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and, subject to, in the case of the Voting Matters, (w) with respect to the matters described in clause (i) of the definition of Voting Matters, the affirmative vote of the majority of the issued and outstanding Acquiror Common Stock and Acquiror Class B Common Stock, voting as a single class, (x) with respect to the matters described in clause (ii) of the definition of Voting Matters, (A) the affirmative vote of the majority of the shares of Acquiror Class B Common Stock then outstanding, voting separately as a single class, and (B) the majority of the issued and outstanding Acquiror Common Stock and Acquiror Class B Common Stock, voting as a single class, (y) with respect to the matters described in clauses (iii), (iv), (vi), (vii) and (viii) of the definition of Voting Matters, the affirmative vote of the majority of the issued and outstanding Acquiror Common Stock and Acquiror Class B Common Stock, voting as a single class, present in person or represented by proxy and entitled to vote thereon and (z) with respect to the matters described in clause (v) of the definition of Voting Matters, the affirmative vote of a plurality of the votes cast by the Acquiror Stockholders present in person or represented by proxy and entitled to vote thereon (the “Acquiror Stockholder Approval”).

(b)               The execution, delivery and performance by Acquiror and Merger Sub of this Agreement, and each Ancillary Agreement to which Acquiror or Merger Sub is a party, and the consummation by Acquiror and Merger Sub of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Acquiror and Merger Sub and no other corporate proceedings on the part of Acquiror or Merger Sub are necessary to authorize the execution, delivery and performance of this Agreement, any Ancillary Agreements to which Acquiror or Merger Sub is a party or to consummate the Merger and the other transactions contemplated hereby and thereby, subject only, in the case of the Voting Matters, to the receipt of the Acquiror Stockholder Approval. The Acquiror Stockholder Approval and, in the case of Merger Sub, the approval of Acquiror, its sole stockholder, are the only votes or consents of the holders of any class or series of the Acquiror’s or Merger Sub’s capital stock, as applicable, required to approve and adopt the Voting Matters and consummate the Merger and the other transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Agreement to which Acquiror or Merger Sub is a party will be, duly and validly executed and delivered by Acquiror and Merger Sub and, assuming due authorization, execution and delivery by the other parties hereto and thereto, constitute, or will constitute, the valid and binding obligation of Acquiror and Merger Sub, enforceable against Acquiror and Merger Sub in accordance with their respective terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or similar Laws affecting the enforcement of creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

(c)               The board of directors of the Acquiror and the Merger Sub, by written resolutions adopted by unanimous vote and not subsequently rescinded or modified, has, as of the date hereof (i) determined that this Agreement and the Transactions, including the Merger, are in the best interests of Acquiror and Merger Sub and the stockholders of Acquiror and Merger Sub, as applicable, (ii) approved and declared advisable the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement and the Transactions, including the Merger, in accordance with the DGCL and the Organizational Documents of each of Acquiror and Merger Sub, (iii) directed that the Transactions, including the Merger, be submitted to the stockholders of the Acquiror and Merger Sub for approval, and (iv) resolved to recommend that their respective stockholders approve the Transactions, including the Merger.

5.03          No Conflict; Consents.

(a)               Except as set forth in Schedule 5.03(a), assuming the Acquiror Stockholder Approval is obtained and the effectiveness of the Acquiror A&R Charter, the execution, delivery, and performance by Acquiror and Merger Sub of this Agreement, and any Ancillary Agreement to which Acquiror or Merger Sub is a party, and the consummation by Acquiror and Merger Sub of the transactions contemplated hereby and thereby, including the Merger, do not and will not, with or without the giving of notice or the lapse of time, or both, (a) conflict with or result in a violation or breach of any provision of Law, Permit or Governmental Order applicable to Acquiror or Merger Sub, (b) conflict with or result in a violation or breach of, or default under, any provision of the Organizational Documents of Acquiror or Merger Sub, as the same may be amended from time to time, (c) require the consent or notice by any Person under, conflict with, result in a violation or breach of any provision of or the loss of any benefit under, or constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or result in the acceleration or termination of or create in any party the right to accelerate, terminate, modify or cancel or amend any Contract to which Acquiror or Merger Sub is a party or by which it may be bound, or (d) result in the creation or imposition of any Lien of any nature whatsoever upon any assets or property of Acquiror or Merger Sub, except, with respect to the foregoing clauses (a), (c) and (d), as would not reasonably be expected to have an adverse effect on Acquiror and Merger Sub, taken together, that is material individually or in the aggregate.

(b)               Except as set forth in Schedule 5.03, no consent, approval, or authorization of, or designation, declaration, or filing with, any Governmental Authority or notice approval, consent, waiver or authorization from any Governmental Authority is required to be obtained or made by Acquiror or Merger Sub in connection with the execution, delivery and performance by Acquiror and Merger Sub of this Agreement or any Ancillary Agreement to which Acquiror or Merger Sub is a party or the taking by Acquiror or Merger Sub of any other action contemplated hereby or thereby, except for the effectiveness of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, the effectiveness of the Registration Statement and such filings as may be required under the Securities Act, the Exchange Act, the HSR Act and any other applicable Antitrust Law.

5.04          Capitalization. As of the Business Day immediately prior to the date of this Agreement:

(a)               As of the date of this Agreement, the authorized capital stock of the Acquiror consists of 110,000,000 shares of capital stock, consisting of (i) 100,000,000 shares of Acquiror Common Stock, (ii) 10,000,000 shares of Acquiror Class B Common Stock and (iii) 1,000,000 shares of Acquiror Preferred Stock. As of the date of this Agreement, the issued and outstanding capital stock of the Acquiror consists of 34,375,000 shares of capital stock, consisting of (A) 27,500,000 shares of Acquiror Common Stock issued and outstanding, (B) 6,875,000 shares of Acquiror Class B Common Stock issued and outstanding, and (C) no shares of Acquiror Preferred Stock issued and outstanding. As of the date of this Agreement, the Company has 14,166,667 warrants outstanding, each such warrant entitling the holder thereof to purchase one share of Acquiror Common Stock.

(b)               Acquiror owns all of the issued and outstanding shares of capital stock (or other equity securities) of Merger Sub. All of the outstanding equity interests of Merger Sub have been duly authorized and validy issued and are fully paid and nonassessable. Except as described in the Acquiror SEC Documents, there are no outstanding securities convertible into, exchangeable for or carrying the right to acquire equity securities of Acquiror or Merger Sub, or subscriptions, warrants, options, rights (including preemptive rights), stock appreciation rights, phantom stock interests, restricted share units, contingent value rights or other arrangements or commitments obligating either Acquiror or Merger Sub to issue or dispose of any of its respective equity securities or any ownership interest therein. The consummation of the transactions contemplated hereby will not cause any Liens to be created or suffered on the capital stock (or other equity securities) of either Acquiror or Merger Sub, other than Liens created by Company. Except as described in the Acquiror SEC Documents, there are no existing agreements, subscriptions, options, warrants, calls, commitments, trusts (voting or otherwise), or rights of any kind whatsoever between Acquiror or Merger Sub on the one hand and any Person on the other hand with respect to the capital stock (or other equity securities) of any of Acquiror or any Subsidiary of Acquiror including Merger Sub. Neither Acquiror nor Merger Sub owns, directly or indirectly, any interest or investment (whether equity or debt) in any other Person, other than Acquiror’s ownership of all of the outstanding interests in Merger Sub.

(c)               The shares of Acquiror Common Stock to be issued pursuant to this Agreement, subject to the Acquiror Stockholder Approval and the effectiveness of the Acquiror Charter Amendments, will, upon issuance, be duly authorized, validly issued, fully paid and non-assessable.

(d)               Except as described in the Acquiror SEC Documents, there are no outstanding contractual obligations of Acquiror or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of or other equity interests in Acquiror and/or any of its Subsidiaries.

5.05          Litigation and Proceedings. There are no pending or, to the Knowledge of Acquiror, threatened, Actions and, to the Knowledge of Acquiror, there are no pending or threatened investigations, in each case, against Acquiror or Merger Sub, or otherwise affecting Acquiror or Merger Sub or their assets, including any condemnation or similar proceedings (or, to the Knowledge of the Acquiror, against any of the officers or directors of Acquiror or Merger Sub related to their business duties, which interfere with their business duties, or as to which Acquiror or Merger Sub has any indemnification obligations), in each case which would reasonably be expected to result in Liabilities to such party in excess of $500,000. Neither Acquiror nor Merger Sub or any material property, asset or business of Acquiror or Merger Sub is subject to any Governmental Order, or, to the Knowledge of the Acquiror, any continuing investigation by, any Governmental Authority.

5.06          Compliance with Laws.

(a)               Each of Acquiror and Merger Sub is now, and since its inception has been, in compliance in all respects with all Laws (including any regulatory or licensing requirements in respect of insurance) applicable to it and its business, except for such non-compliance that has not and would not reasonably be expected to result in Liabilities that are material to the Acquiror and Merger Sub, taken as a whole.

(b)               (i) The Acquiror and Merger Sub, and, to the Knowledge of the Acquiror, their respective officers, directors, employees, agents, and representatives, in each case, acting on behalf of Acquiror or Merger Sub, are currently, and since May 24, 2019 have been, in compliance in all material respects with applicable Anti-Corruption Laws and U.S. Trade Laws, (ii) none of the Acquiror or Merger Sub are engaging in any activities that would reasonably be expected to result in a material violation of U.S. Trade Laws, (iii) neither Acquiror nor Merger Sub has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law or U.S. Trade Laws and (iv) neither Acquiror nor Merger Sub has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law or U.S. Trade Laws.

5.07          SEC Filings and Financial Statements.

(a)               Acquiror has filed and furnished in a timely manner all reports, schedules, forms, prospectuses and registration, proxy and other statements, in each case, required to be filed or furnished by it with or to the SEC (collectively, and in each case including all exhibits thereto and documents incorporated by reference therein, the “Acquiror SEC Documents”). As of their respective effective dates (in the case of Acquiror SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of the respective dates of the last amendment filed with the SEC (in the case of all other Acquiror SEC Documents), the Acquiror SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, each as in effect on the applicable date referred to above, applicable to such Acquiror SEC Documents, and none of the Acquiror SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)               The financial statements and notes of Acquiror contained or incorporated by reference in the Acquiror SEC Documents fairly present in all material respects the financial condition and the results of operations, changes in stockholders’ equity and cash flows of Acquiror as at the respective dates of, and for the periods referred to in, such financial statements, all in accordance with: (i) GAAP; and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable. Acquiror has no off-balance sheet arrangements that are not disclosed in the Acquiror SEC Documents. No financial statements other than those of Acquiror are required by GAAP to be included in the consolidated financial statements of Acquiror.

(c)               Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) that are designed to ensure that material information relating to Acquiror is made known to Acquiror’s principal executive officer and its principal financial officer, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. To the Knowledge of the Acquiror, such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act. Acquiror has established and maintained a system of internal controls and, to the Knowledge of the Acquiror, such internal controls are sufficient to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of Acquiror’s financial statements for external purposes in accordance with GAAP.

(d)               Since the date of the latest Form 10-Q of Acquiror filed with the SEC, there has not been any change, development, condition, occurrence, event or effect relating to Acquiror that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, an Acquiror Material Adverse Effect.

5.08          NASDAQ Listing. The Acquiror Common Stock, the Acquiror Warrants and the Acquiror Units are each listed on NASDAQ. Acquiror is in compliance in all material respects with the requirements of NASDAQ for continued listing of the Acquiror Common Stock, Acquiror Warrants and the Acquiror Units thereon and there is no action or proceeding pending or, to the Knowledge of the Acquiror, threatened against Acquiror by NASDAQ or the Financial Industry Regulatory Authority to prohibit or terminate the listing of the Acquiror Common Stock, Acquiror Warrants or the Acquiror Units on NASDAQ.

5.09          Reporting Company. Acquiror is a publicly held company subject to reporting obligations pursuant to Section 13 of the Exchange Act, and the Acquiror Common Stock is registered pursuant to Section 12(b) of the Exchange Act.

5.10          Investment Company. Acquiror is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

5.11          Transactions with Related Parties. Except as disclosed in the Acquiror SEC Documents, there are no transactions, agreements, arrangements or understandings or Contracts between Acquiror, on the one hand, and any director, officer or stockholder (or Affiliate thereof) of Acquiror (including the Sponsor or any Sponsor Related Person), on the other hand, either (a) currently in effect or (b) that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act (collectively “Acquiror Affiliate Agreements”). As of the date hereof, there are no amounts outstanding under the Sponsor Loan.

5.12          Trust Account. As of September 30, 2020, Acquiror had $277,272,759 in the Trust Account, with such funds invested in government securities or money market funds meeting certain conditions pursuant to the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of Acquiror and, to the Knowledge of the Acquiror, the Trustee, enforceable in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or similar laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect. Acquiror has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder, and there does not exist under the Trust Agreement any event that, with the giving of notice or the lapse of time, would constitute such a breach or default by Acquiror or, to the Knowledge of the Acquiror, the Trustee. There are no side letters and (except for the Trust Agreement) there are no agreements, Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the Acquiror SEC Documents to be inaccurate or (ii) entitle any Person (other than (A) the underwriters of Acquiror’s initial public offering and (B) holders of Acquiror Common Stock who have elected to redeem their Acquiror Common Stock in accordance with the Acquiror’s charter documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released, except in accordance with the Trust Agreement. There is no Action pending, or to the Knowledge of the Acquiror, threatened with respect to the Trust Account.

5.13          Taxes.

(a)               All income and other material Tax Returns required by Law to be filed by Acquiror have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings). Such Tax Returns are, or will be, true, complete and correct in all material respects.

(b)               All material amounts of Taxes shown due on any Tax Returns of Acquiror and all other material amounts of Taxes owed by Acquiror have been timely paid.

(c)               Acquiror has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, shareholder or any other third party, and (ii) remitted such amounts required to have been remitted to the appropriate Governmental Authority.

(d)               Acquiror is not currently engaged in any material audit, administrative or judicial proceeding with a Governmental Authority with respect to Taxes. Acquiror has not received any written notice from a Governmental Authority of a proposed deficiency of a material amount of Taxes, other than any such deficiencies that have since been resolved. No written claim has been made by any Governmental Authority in a jurisdiction where Acquiror does not file a Tax Return that such entity is or may be subject to Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return, which claim has not been resolved. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of Acquiror, and no written request for any such waiver or extension is currently pending.

(e)               Acquiror has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) in the prior two years.

(f)                Acquiror has not been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(g)               Acquiror will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (B) ruling by, or written agreement with, a Governmental Authority (including any closing agreement pursuant to Section 7121 of the Code or any similar provision of Tax Law) issue or executed prior to the Closing; (C) installment sale or open transaction disposition made prior to the Closing; (D) prepaid amount received prior to the Closing; (E) intercompany transaction or excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) that existed prior to the Closing; or (F) Section 965 of the Code.

(h)               There are no Liens with respect to Taxes on any of the assets of Acquiror, other than Permitted Liens.

(i)                 Acquiror has not been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes (other than a group of which the common parent is the Acquiror). Acquiror does not have any liability for the Taxes of any Person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), or (ii) as a transferee or successor.

(j)                 Acquiror is not party to, or bound by, or have any obligation to, any Governmental Authority or other Person under any Tax allocation, Tax sharing or Tax indemnification agreements (except, in each case, for any such agreements that are commercial contracts entered into in the ordinary course of business not primarily relating to Taxes).

(k)               Acquiror has not been at any time during the five (5) year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(l)                 To the Knowledge of the Acquiror, there are no facts, circumstances or plans that, either alone or in combination, could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

5.14          Title to Property. Except as set forth on Schedule 5.14, neither the Acquiror nor Merger Sub (a) owns or leases any real or personal property other than as set forth in the Amended Sponsor Agreement or (b) is a party to any agreement or option to purchase any real property, personal property or other material interest therein.

5.15          Subscription Agreements. The Acquiror has delivered to the Company true, correct and complete copies of the fully executed Subscription Agreements pursuant to which the investors parties thereto (the “PIPE Investors”) have committed, subject to the terms and conditions therein, to purchase an aggregate of 12,500,000 shares of Acquiror Common Stock at the Reference Price. Subscription Agreements to purchase an aggregate of 12,500,000 shares of Acquiror Common Stock are in full force and effect and are the legal, valid and binding agreement of the Acquiror and each applicable PIPE Investor, enforceable in accordance with its terms. None of the PIPE Investors has withdrawn, terminated, amended or modified its Subscription Agreement since the date of delivery hereunder and prior to the execution of this Agreement, and, to the Knowledge of the Acquiror, as of the date of this Agreement no such withdrawal, termination, amendment or modification is contemplated, and as of the date of this Agreement the commitments contained in the Subscription Agreements have not been withdrawn, terminated or rescinded by the PIPE Investors in any respect. As of the date hereof, there are no side letters or Contracts to which Acquiror or Merger Sub is a party related to the provision or funding, as applicable, of the purchases contemplated by the PIPE Investors or the transactions contemplated hereby other than as expressly set forth in this Agreement, the Subscription Agreements or any other agreement entered into (or to be entered into) in connection with the Transactions delivered to the Company. Acquiror has fully paid any and all commitment fees or other fees required in connection with the Subscription Agreements that are payable on or prior to the date hereof and will pay any and all such fees when and as the same become due and payable after the date hereof pursuant to the Subscription Agreements. Acquiror has, and to the Knowledge of Acquiror as of the date hereof, the PIPE Investors have, complied with all of their respective obligations under the Subscription Agreements. There are no conditions precedent or other contingencies related to the consummation of the purchases set forth in the Subscription Agreements, other than as expressly set forth in the Subscription Agreements. To the Knowledge of the Acquiror, as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (i) constitute a default or breach on the part of Acquiror or any of the PIPE Investors, (ii) assuming the conditions set forth in Section 7.01 and Section 7.02 will be satisfied, constitute a failure to satisfy a condition on the part of Acquiror or (iii) assuming the conditions set forth in Section 7.01 and Section 7.02 will be satisfied, result in any portion of the amounts to be paid by the PIPE Investors in accordance with the Subscription Agreements being unavailable on the Closing Date. As of the date hereof, assuming the conditions set forth in Section 7.01 and Section 7.02 will be satisfied, Acquiror has no reason to believe that any of the conditions to the consummation of the purchases under the Subscription Agreements will not be satisfied, and, as of the date hereof, Acquiror is not aware of the existence of any fact or event that would or would reasonably be expected to cause such conditions not to be satisfied.

5.16          Brokers’ Fees. Except for fees described on Schedule 5.16, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by Acquiror or Merger Sub or any of their respective Affiliates, including the Sponsor.

5.17          Information Supplied. The information relating to Acquiror and the Merger Sub furnished by or on behalf of Acquiror and the Merger Sub in writing specifically for inclusion in the Proxy Statement will not, as of (i) the time the Registration Statement becomes effective under the Securities Act, (ii) the date of mailing of the Proxy Statement to the holders of Acquiror Common Stock, (iii) the time of the Acquiror Stockholders’ Meeting or (iv) the Closing, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading , except for any change disclosed in writing by or on behalf of Acquiror to the Company or its counsel prior to such mailing date pursuant to Section 6.09 hereof. Notwithstanding the foregoing, Acquiror and the Merger Sub make no representation, warranty or covenant with respect to statements made or incorporated by reference therein based on information supplied by the Company Entities in writing specifically for inclusion or incorporation by reference in the Proxy Statement.

5.18          Business Activities. Since its respective organization, neither Acquiror nor Merger Sub has conducted any business activities other than activities directed toward completing a business combination of the type contemplated by this Agreement.

5.19          Application of Takeover Protections. Acquiror and the Acquiror Board have taken all necessary action to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Acquiror’s Organizational Documents or the Laws of the State of Delaware that are or could become applicable to the Company as a result of the Company, Acquiror and Merger Sub fulfilling their respective obligations or exercising their respective rights under this Agreement, including as a result of Acquiror’s issuance of the Merger Consideration.

5.20          Merger Consideration. All Merger Consideration to be issued and delivered in connection with the Closing to the Company Stockholders shall be, upon issuance and delivery of such Merger Consideration, duly authorized and validly issued and fully paid and non-assessable, free and clear of all Liens and preemptive or similar rights. A number of shares of Company Common Stock equal to the aggregate number of shares of Company Common Stock issuable upon exercise of the Assumed Options shall be reserved for issuance as of the Closing.

5.21          Employees. Other than the officers and directors listed in the reports required to be filed or furnished with the SEC by the Acquiror, the Acquiror has never had any employees. Other than reimbursement of any out of-pocket expenses incurred by the Acquiror’s officers and directors in connection with activities on the Acquiror’s behalf in an aggregate amount not in excess of the amount of cash held by the Acquiror outside of the Trust Account, the Acquiror has no unsatisfied liability with respect to any employee. The Acquiror does not currently maintain or have any liability under any compensation or benefit plan, program, contract, or arrangement (whether written or unwritten). The execution of, and performance of the Transactions will not either alone or together with any other event(s) (i) result in any payment becoming due to any employee, former employee, director, officer, or individual independent contractor of the Acquiror, (ii) increase any amount of compensation or benefits otherwise payable to the Acquiror, or (iii) result in the payment of any “excess parachute payment” under Section 280G of the Code to any employee, former employee, director, officer or individual independent contractor of the Acquiror.

5.22          No Other Representations or Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN Article V (INCLUDING THE RELATED PORTIONS OF THE SCHEDULES) AND IN ANY ANCILLARY AGREEMENT, NEITHER ACQUIROR NOR MERGER SUB MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, INCLUDING WITH RESPECT TO VALUE, CONDITION, MERCHANTABILITY OR SUITABILITY, WITH RESPECT TO ACQUIROR, MERGER SUB OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED HEREUNDER OR PURSUANT HERETO.

5.23          No Reliance. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN Article IV (INCLUDING THE RELATED PORTIONS OF THE SCHEDULES), ACQUIROR AND MERGER SUB ACKNOWLEDGE THAT NONE OF THE COMPANY ENTITIES OR MINORITY INTEREST ENTITY, NOR ANY OF THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, STOCKHOLDERS, PARTNERS, MEMBERS OR REPRESENTATIVES, OR ANY OTHER PERSON ON BEHALF OF ANY COMPANY ENTITY OR MINORITY INTEREST ENTITY, MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE COMPANY ENTITIES OR MINORITY INTEREST ENTITY OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, ANY OTHER INFORMATION PROVIDED TO ACQUIROR OR MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED HEREUNDER OR PURSUANT HERETO, INCLUDING WITH RESPECT TO VALUE, CONDITION, MERCHANTABILITY OR SUITABILITY, INFRINGEMENT, FITNESS FOR A PARTICULAR PURPOSE, OR ANY WARRANTY WITH RESPECT TO THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION. ACQUIROR AND MERGER SUB ACKNOWLEDGE THAT THEY ARE NOT RELYING NOR HAVE THEY RELIED ON ANY EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES EXCEPT FOR THOSE EXPRESSLY MADE BY THE COMPANY IN Article IV (INCLUDING THE RELATED PORTIONS OF THE SCHEDULES) AND IN ANY ANCILLARY AGREEMENT, THAT ONLY THOSE REPRESENTATIONS OR WARRANTIES IN Article IV (INCLUDING THE RELATED PORTIONS OF THE SCHEDULES) AND IN ANY ANCILLARY AGREEMENT SHALL HAVE ANY LEGAL EFFECT, AND THAT ACQUIROR AND MERGER SUB EXPRESSLY DISCLAIM RELIANCE ON ANY OMISSIONS FROM THE COMPANY’S REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE SCHEDULES). WITHOUT LIMITING THE FOREGOING, NEITHER THE COMPANY NOR ANY OTHER PERSON WILL HAVE OR BE SUBJECT TO ANY LIABILITY TO ACQUIROR, MERGER SUB OR ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO THE ACQUIROR OR ANY OF ITS AFFILIATES OR REPRESENTATIVES, OR THE ACQUIROR'S OR ANY OF ITS AFFILIATES’ OR REPRESENTATIVES’ USE OF ANY SUCH INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS OR OTHER MATERIAL MADE AVAILABLE TO ACQUIROR OR ANY OF ITS AFFILIATES OR REPRESENTATIVES IN CERTAIN “DATA ROOMS” OR MANAGEMENT PRESENTATIONS OR OTHERWISE IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSIONS WITH RESPECT TO ANY OF THE FOREGOING INFORMATION.

Article VI
COVENANTS

6.01          Access and Information. From the date hereof until the earlier of the Closing and the date this Agreement is validly terminated in accordance with Article VIII (such period, the “Interim Period”), the Company shall (and shall cause the other Company Entities to): (i) permit Acquiror and Merger Sub, and their respective advisers and other representatives to have reasonable access, during business hours and upon reasonable advance written notice, to the Company Entities’ respective officers, employees, agents, properties and facilities and books and records; provided that they shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company Entities, and provided further that in no event shall Acquiror, Merger Sub, or their respective advisers or other representatives be permitted to undertake any intrusive environmental investigation, testing or sampling of any of the properties or facilities; (ii) furnish, or cause to be furnished, to Acquiror financial and material operating data and other material information (including Tax information) concerning any Company Entity or the business, properties, contracts, assets, liabilities, personnel and other aspects of any Company Entity as Acquiror may from time to time reasonably request in writing, subject to applicable Law. Nothing herein shall limit or modify the obligations of the parties set forth in that certain Joint Nondisclosure Agreement, dated September 9, 2020, between KSL Capital Partners Management V, LLC and the Company (the “Confidentiality Agreement”), and any information provided pursuant to this Section 6.01 shall be subject to the terms and conditions of the Confidentiality Agreement. Notwithstanding anything herein to the contrary, the Company Entities shall not be required to take any action, provide any access or furnish any information that the Company in good faith reasonably believes after consultation with outside legal counsel would be reasonably likely to cause or constitute a waiver of the attorney-client or other privilege or violate any Contract to which the Company Entity is a party or bound, provided that the Parties agree to cooperate in good faith to make alternative arrangements to allow for such access or furnishing in a manner that does not result in the waiver of the attorney-client or other privilege or violate any Contract, as applicable.

6.02          Conduct of Business by the Company. During the Interim Period, except (i) as otherwise provided for or permitted in this Agreement or any Ancillary Agreement or as required by applicable Law, (ii) in the case of actions that are taken (or omitted to be taken) reasonably in response to an emergency or urgent condition or conditions arising from COVID-19 (including in response to any COVID-19 Measures), (iii) consented to in writing by Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed) or (iv) as set forth in Schedule 6.02, the Company covenants and agrees that it shall, and shall cause each Company Entity to, use commercially reasonable efforts to operate the Business in the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve their respective material assets, properties, business, operations, organization (including officers and employees), goodwill and relationships with suppliers, customers, contractors, regulators and any other Persons having a material business relationship with any Company Entity. Without limiting the foregoing, except (A) as otherwise provided for or permitted in this Agreement or any Ancillary Agreement or as required by applicable Law, (B) as consented to in writing by Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed), (C) in the case of actions that are taken (or omitted to be taken) reasonably in response to an emergency or urgent condition or conditions arising from COVID-19 (including in response to any COVID-19 Measures) or (D) as set forth in Schedule 6.02, during the Interim Period, the Company shall not, and shall cause each other Company Entity not to take or permit to occur any of the following actions:

(a)               amendment or modification of, or change to, the Organizational Documents of the Company or any of its Subsidiaries;

(b)               split, combination, recapitalization or reclassification of any shares of its capital stock (or other equity security);

(c)               issuance, sale or other disposition of any equity security or grant of any options (other than awards of Company Common Shares, Restricted Company Shares and/or Company Options to the individuals listed on Schedule 6.02(c) and new employees, not to exceed an aggregate of 1,600,000 shares), warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any equity security of any Company Entity other than issuances of Company Common Shares upon exercise of a Company Option outstanding as of the date hereof (or to be issued in accordance with this Section 6.02(c)) in accordance with its terms;

(d)               making, declaration or payment of any dividends or distributions (whether in cash, stock or otherwise) on or in respect of any of its capital stock (or other equity security); or redemption, purchase or acquisition of its capital stock (other than distribution or dividend from a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company);

(e)               material change in the Company Entities’ cash management practices and their policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, payment and prepayment of expenses, payment of accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits, other than as required by GAAP;

(f)                material change in any method of accounting or accounting practice of the Company Entities, except as required by GAAP, Securities Laws and regulations or PCAOB standards;

(g)               material adverse change to any Company Entity’s privacy policy or security policy except as required by applicable Law;

(h)               incurrence, assumption or guarantee of any indebtedness for borrowed money in excess of $100,000 by the Company or any of its Subsidiaries except unsecured current obligations and Liabilities incurred in the ordinary course of business;

(i)                  transfer, assignment, sale or other disposition of any tangible or intangible asset shown or reflected in the balance sheet with a value in excess of $100,000 individually or $250,000 in the aggregate, or cancellation of any debts due to the Company with a value in excess of $250,000 individually or $500,000 in the aggregate;

(j)                  capital investment in, or any loan to, any other Person, not in the ordinary course of business, and in excess of $500,000 individually, although any such investment, or loan in excess of $100,000 individually not in the ordinary course of business shall require the prior consultation with Acquiror; provided, however, that the aggregate amount of capital investments in, and loans to, any other Person shall not exceed $2,500,000, whether or not in the ordinary course of business;

(k)                transfer, assignment or grant of any exclusive license or exclusive sublicense of material rights under or with respect to any material Owned Intellectual Property;

(l)                  other than in the ordinary course of business consistent with past practice, entry into, acceleration, termination (excluding any expiration in accordance with its terms), material modification to or cancellation of any Material Contract or Company IP Agreement or waiver or release of any material rights, claims or benefits under any Material Contract or Company IP Agreement;

(m)             capital expenditure in excess of $500,000 of the amounts set forth in the capital expenditure budget made available to the Acquiror, although any such expenditures in excess of $100,000 shall require the prior consultation of Acquiror, other than, in each case, in the ordinary course of business; provided, however, that the aggregate amount of capital expenditures shall not exceed $2,500,000, whether or not in the ordinary course of business;

(n)                imposition of any material Lien upon any of the Company Entities’ properties, capital stock or assets, tangible or intangible;

(o)               except as required by applicable Law or the terms of a Benefit Plan in effect as of the date hereof (A) increase in the compensation or benefits payable to or in respect of a Management Employee (B) establishment, adoption, entry into, amendment, modification, termination or taking any action to accelerate rights under any Benefit Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Benefit Plan if it were in existence as of the date hereof (except to the extent necessary to issue awards of Company Common Shares, Restricted Company Shares, and/or Company Options to the individuals listed on Schedule 6.02(c) and new employees, not to exceed an aggregate of 1,600,000 shares), (C) acceleration of the vesting, settlement or payment (or otherwise fund or secure any payment or settlement) of any compensation or benefit for any Management Employee, (D) grant or provision of any severance or termination payments or benefits to any Management Employee or increase the amount payable in respect of any such payments or benefits, (E) entry into any new Employment Contract with any Management Employee or with any new officer, employee, individual contractor or individual consultant with annual base compensation in excess of $200,000 or that would have similar levels of oversight and responsibility as a Management Employee, or (F) hiring any officer, employee, individual independent contractor or individual consultant of any Company Entity with an annual base compensation in excess of $200,000 or that would have similar levels of oversight and responsibility as a Management Employee;

(p)               adverse employment action (including layoffs, furloughs, wage reductions or deferrals) in respect of any Management Employee, in each case, except for termination for “cause”;

(q)               establishment, adoption, amendment, modification or termination of any collective bargaining agreement;

(r)                any loan or advance to (or cancellation or forgiveness of any loan to) any of its stockholders or current or former directors, officers and employees or, to the Knowledge of the Company, any Affiliate or family member thereof, or entry into, or modification or termination of, any material transaction, agreement or arrangement with any of its stockholders or current or former directors or officers or any Affiliate or family member thereof, other than advances to employees made in the ordinary course of business consistent with past practice;

(s)                 entry into a new line of business that is unrelated to the current Business or abandonment or discontinuance of existing lines of business;

(t)                 except for the Merger, adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(u)               purchase, lease or other acquisition of the right to own, use or lease any property or assets for an amount in excess of $500,000, individually, although any such purchase, lease or acquisition in excess of $100,000 shall require the prior consultation with Acquiror), except, in each case, for any purchases or leases of property, assets, inventory, services and supplies in the ordinary course of business consistent with past practice; provided, however, that the aggregate amount of purchases, leases or acquisitions not exceed $2,500,000 (which shall be calculated based on good faith estimate of the expense incurred or to be incurred during the period between the date of such purchase, lease or acquisition and Closing), whether or not in the ordinary course of business;

(v)               acquisition by merger or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person or any division thereof;

(w)             action by a Company Entity to make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that, in each case, (A) is outside of the ordinary course of business and inconsistent with the any Company Entity’s past practices and (B) would reasonably be expected to have the effect of materially increasing the Tax liability of Acquiror or any Subsidiary in respect of any post-Closing Tax period;

(x)               except as set forth on Schedule 6.02(x), payment, discharge, compromise, waiver, release, assignment or settlement of any material rights or pending or threatened Actions (whether civil, criminal, administrative or investigative) against the Company or any of its Subsidiaries (A) involving payments in excess of $300,000 in any instance or in excess of $1,000,000 in the aggregate, (B) seeking injunctive or other equitable relief which imposes any materially adverse restrictions on the operations of any Company Entity, (C) by any of the Company Stockholders or their Affiliates (other than employment related claims arising in the ordinary course of business consistent with past practice), or (D) which relates to the transactions contemplated by this Agreement;

(y)               entry into, renewal, modification or amendment of any Company Affiliate Agreement (or any Contract, that if existing on the date hereof, would have constituted a Company Affiliate Agreement);

(z)               voluntary failure to maintain coverage under any insurance on the terms or for the amount of coverage no less favorable than as currently maintained with respect to the Company and its Subsidiaries and their assets and properties;

(aa)            any action that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment; or

(bb)           authorization of, or commitments or agreements to do, any of the foregoing.

6.03          Conduct of Business by Acquiror. During the Interim Period, except (i) as otherwise provided for or permitted in this Agreement or any Ancillary Agreement (including entering into various Subscription Agreements and consummating the PIPE Investment) or as required by applicable Law, (ii) consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed) or (iii) or as set forth in Schedule 6.03, Acquiror and Merger Sub covenant and agree that they shall operate in the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve their respective material assets, properties, business, operations, organization (including officers and employees), goodwill and relationships with suppliers, customers, contractors, regulators and any other Persons having a material business relationship with Acquiror or Merger Sub. Without limiting the foregoing, except (x) as otherwise provided for or permitted in this Agreement or any Ancillary Agreement (including entering into various Subscription Agreements and consummating the PIPE Investment) or as required by applicable Law, (y) as consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed) or (z) as set forth in Schedule 6.03, during the Interim Period, neither Acquiror nor Merger Sub shall take or permit to occur any of the following actions:

(a)               amendment or modification of, or change to, its Organizational Documents, other than the Acquiror Charter Amendment;

(b)               split, combination, recapitalization or reclassification of any shares of its capital stock (or other equity security), other than as contemplated in connection with (i) the PIPE Investment or (ii) the redemption of Acquiror Units and Acquiror Common Stock as part of the Merger and as required by the Acquiror Organizational Documents;

(c)               issuance, sale or other disposition of any equity security (other than upon valid exercise of warrants outstanding as of the date of this Agreement) or grant, redemption or amendment of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its equity security, other than as contemplated by the PIPE Investment;

(d)               making, declaration or payment of any dividends or distributions (whether in cash, stock or otherwise) on or in respect of any of its capital stock (or other equity security); redemption, purchase or acquisition of its capital stock, other than as contemplated in connection with the redemption of Acquiror Units and Acquiror Common Stock as part of the Merger and as required by the Acquiror Organizational Documents;

(e)               material change in any of its methods of accounting or accounting practice, except as required by GAAP, Securities Laws and regulations or PCAOB standards;

(f)                incurrence, assumption or guarantee of any indebtedness for borrowed money (except for borrowings under the Sponsor Loan to the extent required to pay costs relating to the Transactions; provided that either such amounts shall be repaid to the Sponsor in cash or Acquiror shall first pay any such costs from available cash or cash equivalents available to it, which for the avoidance of doubt, shall not include any amounts in the Trust Account);

(g)               any capital investment in, or any loan to, any other Person;

(h)               entry into, or acceleration, termination, waiver of any right under, material modification to or cancellation of any material Contract to which Acquiror is a party or by which it is bound that is not in accordance with the terms of such material Contract, except in the ordinary course of Acquiror’s operations consistent with past practice or otherwise in connection with and furtherance of the Merger and the Transactions;

(i)                 imposition of any material Lien upon any of the properties, capital stock or assets, tangible or intangible, of Acquiror or Merger Sub;

(j)                 any loan to (or cancellation or forgiveness of any loan to) any of its stockholders or current or former directors, officers and employees, or entry into, or modification or termination of, any transaction, agreement or arrangement with any of its stockholders (other than in any stockholder’s capacity as an employee) or current or former directors or officers, except as contemplated by Schedule 6.03(j);

(k)               (i) grant of any bonuses, or increase in any wages, salary, severance, pension or other compensation or benefits in respect of its current or former employees, officers, or directors, other than as required by a written agreement disclosed to the Company before the date of this Agreement or as required by applicable Law, (ii) change in the terms of employment for any employee, (iii) action to accelerate the vesting or payment of any compensation or benefit for any current or former employee, officer or director; (iv), hire any employees, officers, managers or directors, or (v) other than in the ordinary course of Acquiror’s operations consistent with past practice and in connection with and furtherance of the Merger and the transactions contemplated by this Agreement, hire or engage any consultants or contractors;

(l)                 other than the Equity Incentive Plan, adoption, written acceptance of liability under, modification or termination of (i) any “employee benefit plan,” as defined in Section 3(3) of ERISA or (ii) any other pension, retirement, supplemental retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, stock purchase, stock ownership, stock option, stock appreciation right, severance, salary continuation, termination, change of control, health, life, disability, group insurance, vacation, holiday or material fringe benefit plan, program, contract, or arrangement (whether written or unwritten) maintained, contributed to, or required to be contributed to, by Acquiror or Merger Sub, or with respect to which Acquiror or Merger Sub has any liability, for the benefit of any current or former employee, director or officer of such Person;

(m)             adverse employment action (including layoffs, furloughs, wage reductions or deferrals) in respect of any officer, employee or independent contractor’s service, compensation or benefits, in each case, except termination for “cause” or performance reasons;

(n)               except for the Merger, adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(o)               action by Acquiror or Merger Sub to make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that, in each case, (i) is outside of the ordinary course of business and inconsistent with Acquiror’s or Merger Sub’s past practices and (ii) would reasonably be expected to have the effect of materially increasing the Tax liability of Acquiror or any Subsidiary in respect of any post-Closing Tax period;

(p)               any action that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment;

(q)               entry into, renewal, modification or amendment of any Contract with the Sponsor or a controlled Affiliate thereof;

(r)                amendment, modification or termination of any Subscription Agreement other than in accordance with its terms or the entry into any side letters or Contracts related to the provision or funding, as applicable, of the purchases contemplated by the PIPE Investors; or

(s)                authorization of, or commitments or agreements to do, any of the foregoing.

6.04          Regulatory Approvals; HSR Act.

(a)               Each party hereto shall, as promptly as reasonably practicable, use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from Governmental Authorities that are necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the Ancillary Agreements. Each party hereto shall use reasonable best efforts to cooperate fully with the other party hereto and its controlled Affiliates and the Sponsor in promptly seeking to obtain all such consents, authorizations, orders and approvals. Each party hereto shall not willfully take any action that such party knows or could reasonably expect will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.

(b)               Without limiting the generality of the foregoing, each party hereto shall, as promptly as reasonably practicable (but in no event later than fifteen (15) Business Days after the date hereof), make, or cause or be made, all filings and submissions under the HSR Act to consummate the transactions contemplated hereunder, and request early termination of the applicable waiting periods in respect thereof. Each party hereto shall furnish to the other party as promptly as reasonably practicable all information required for any application or other filing to be made by such party pursuant to any Antitrust Law. Each party shall (i) substantially comply with any requests for information or documents and (ii) request early termination of any waiting period under the HSR Act. Each party shall promptly notify the other party of any substantive communication with, and furnish to the other party copies of any notices or written communications received by, such party or any of its controlled Affiliates and the Sponsor and any third party or any Governmental Authority with respect to the Transactions, and each party shall permit counsel to the other party an opportunity to review in advance, and such party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such party and/or its controlled Affiliates or the Sponsor to any Governmental Authority concerning the Transactions; provided, that such party shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority without the written consent of the other party. Each party agrees to provide, to the extent permitted by the applicable Governmental Authority, the other party and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby. Any materials exchanged in connection with this Section 6.04 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning the valuation of the relevant party or other competitively sensitive material; provided that a party may, as it deems advisable and necessary, designate any materials provided to the other party under this Section 6.04 as “outside counsel only,” in which case such material and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to the employees, officers, or directors of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel. Each of the Company and Acquiror shall pay 50% of all filing fees payable to the Regulatory Consent Authorities in connection with the Transactions.

(c)               Without limiting the generality of the parties’ undertakings pursuant to subsections (a) and (b) above, each of the parties hereto shall use reasonable best efforts (i) to respond to any inquiries by any Governmental Authority regarding antitrust or other matters with respect to the transactions contemplated by this Agreement or any Ancillary Agreement, and (ii) to take all other actions necessary, proper, or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable and to avoid the imposition of any Governmental Order that adversely affects the ability of the parties hereto to consummate the transactions contemplated by this Agreement or any Ancillary Agreement and if any such Governmental Order has been issued, to have such Governmental Order vacated or lifted; provided, that no party hereto nor any of their respective Affiliates shall be obligated in the exercise of such efforts to propose, negotiate, commit to or effect, by consent decree, hold separate orders, or otherwise, the sale, divesture or disposition of any of its assets, properties or businesses or any of the assets, properties or businesses to be acquired by it pursuant to this Agreement. Acquiror and the Company shall coordinate with respect to the overall strategy for obtaining the necessary regulatory approvals, including with respect to any filings, notifications, submissions, and communications with or to any Governmental Authority.

(d)               All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either party hereto before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the transactions contemplated hereunder shall be disclosed to the other party hereto hereunder in advance of any filing, submission or attendance, it being the intent that the parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals. Each party hereto shall, to the extent not prohibited by applicable Law, give notice to the other party hereto with respect to any meeting, discussion, appearance or contact with any Governmental Authority or the staff or regulators of any Governmental Authority, with such notice being sufficient to provide the other party hereto with the opportunity to attend and participate in such meeting, discussion, appearance or contact.

(e)               Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall require Acquiror or Merger Sub to (i) take, or cause to be taken, any action with respect to Sponsor or any of its Affiliates, including any affiliated investment funds or any portfolio company (as such term is commonly understood in the private equity industry) of Sponsor or any of its Affiliates, including selling, divesting or otherwise disposing of, or conveying, licensing, holding separate or otherwise restricting or limiting its freedom of action with respect to, any assets, business, products, rights, licenses or investments, or interests therein, other than with respect to the Acquiror and its Subsidiaries, or (ii) provide, or cause to be provided, (A) nonpublic or other confidential financial or sensitive personally identifiable information of Sponsor, its Affiliates or its or their respective directors, officers, employees, managers or partners, or its or their respective control persons’ or direct or indirect equityholders’ and their respective directors’, officers’, employees’, managers’ or partners’ (each of the foregoing Persons, a “Sponsor Related Person”) nonpublic or other confidential financial or sensitive personally identifiable information (other than such information with respect to the officers and directors of the Sponsor which may be provided to a Governmental Authority on a confidential basis) or (B) any other nonpublic, proprietary or other confidential information of a Sponsor Related Person that exceeds the scope of information that such Sponsor Related Person has historically supplied in connection with a similar governmental filing or notification.

(f)                This Section 6.04 shall not apply in respect of the Registration Statement and any Other Filings, which shall be governed by Section 6.09.

6.05          Third Party Consents. The Company and Acquiror shall cooperate in determining how (and whether) to proceed in giving notices to, and obtaining consents from, the various third parties that are described in Schedule 4.02 and Schedule 4.03; provided, that the Company and Acquiror shall use commercially reasonable efforts to obtain the consents described in Schedule 6.05 prior to the Closing. Any consents, waivers, approvals and notices necessary, proper or advisable to consummate the transactions described herein shall be in form and substance reasonably satisfactory to the Company and Acquiror, and executed counterparts of any consents, waivers and approvals shall be delivered to the other party hereto reasonably promptly after receipt thereof, and copies of such notices shall be delivered to the other party hereto reasonably promptly after the making thereof. Notwithstanding anything to the contrary, neither party hereto shall be obligated to pay any costs or expenses (other than de minimis costs) to third parties with respect to such consents, waivers, approvals and notices for Contracts.

6.06          No Acquiror Common Stock Transactions. During the Interim Period, except as otherwise contemplated by this Agreement, none of the Company or any of its Subsidiaries shall engage in any transactions involving the securities of Acquiror without the prior consent of Acquiror. The Company shall use reasonable best efforts to cause the Company Major Stockholders to comply with the foregoing sentence.

6.07          Public Announcements. Except as otherwise provided herein, the timing and content of all public announcements or public communication regarding any aspect of this Agreement, the Merger and the other Transactions, whether to the financial community, Governmental Authorities, the general public or otherwise shall be mutually agreed upon in advance by the Company and Acquiror; provided, however, that each party hereto may make any such announcement which, based on advice of counsel, is required by applicable Law or legal process (including pursuant to Securities Laws or the rules of any national securities exchange). Notwithstanding the foregoing, each party hereto shall use its reasonable best efforts to consult with the other parties hereto prior to any such public announcement or communication and allow the other party a reasonable opportunity to comment thereon (which shall be considered by Acquiror or the Company, as applicable, in good faith), and shall in any event promptly provide the other parties hereto with copies of any such public announcement. Notwithstanding the foregoing, communications by any party hereto to its directors, officers, employees, counsel, accountants or other advisors, or communications with third parties to the extent necessary for the purpose of seeking any third-party consent shall not be deemed a public announcement for purposes of this Section 6.07.

6.08          Company Stockholder Consent.

(a)               The Company shall use its reasonable best efforts to solicit and obtain the Company Stockholder Approval pursuant to irrevocable written consents of the Company Stockholders in a form reasonably acceptable to Acquiror (the “Written Consent”) as promptly as practicable, and in any event within ten (10) Business Days, after the Registration Statement is declared effective by the SEC. The materials submitted to the Company Stockholders in connection with the Written Consent shall include the Company Board Recommendation; provided, however, that the Company Board may withdraw, qualify or modify the Company Board Recommendation with respect to the Written Consent if the Company Board reasonably determines, after consultation with outside counsel, that failure to do so would violate its fiduciary duties under applicable Law. The Company acknowledges that its obligations hereunder to solicit the Company Stockholder Approval pursuant to the Written Consent as provided hereunder shall apply notwithstanding any withdrawal, qualification or modification of the Company Board’s recommendation in accordance with the terms hereof. Promptly following receipt of the Written Consent, the Company shall deliver a copy of such Written Consent to Acquiror.

(b)               Promptly following receipt of the Written Consent, the Company shall prepare and deliver a notice (the “Stockholder Notice”) to every Company Stockholder that did not execute the Written Consent. The Stockholder Notice shall (i) include a statement to the effect that the Company Board unanimously determined that the Merger is advisable in accordance with the DGCL and in the best interests of the Company Stockholders and unanimously approved and adopted this Agreement, the Merger and the other Transactions, and (ii) provide the Company Stockholders to whom it is sent with notice of the actions taken in the Written Consent, including the approval and adoption of this Agreement, the Merger and the other Transactions in accordance with Section 228(e) of the DGCL and the bylaws of the Company. All materials submitted to the Company Stockholders in accordance with this Section 6.08(b) shall be subject to Acquiror’s advance review and approval (not to be unreasonably withheld, conditioned or delayed).

6.09         Proxy Statement; Acquiror Stockholders’ Meeting.

(a)           As promptly as reasonably practicable after receipt of the PCAOB Audited Financials, Acquiror and the Company shall jointly prepare and file a registration statement on Form S-4 with the SEC (as such filing is amended or supplemented, the “Registration Statement”), including a proxy statement / prospectus of Acquiror (as such filing is amended or supplemented, the “Proxy Statement”) and a consent solicitation statement of the Company (as such filing is amended or supplemented, the “Consent Solicitation Statement”), for the purposes of (A) registering under the Securities Act the Merger Consideration (the “Registration Shares”), (B) providing Acquiror Stockholders with the opportunity to redeem their shares of Acquiror Common Stock in connection with the Merger, (C) soliciting proxies from Acquiror Stockholders to obtain the requisite approval of the Transactions and the Equity Incentive Plan and the other matters (including the Voting Matters) to be voted on at a meeting of the holders of Acquiror Common Stock to be called and held for such purpose (the “Acquiror Stockholders’ Meeting”) and (D) soliciting the written consent of the Company’s shareholders to, among other things, the Transactions. Each of Acquiror and the Company shall use its reasonable best efforts to cause the Registration Statement, the Proxy Statement and the Consent Solicitation Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Transactions. Each of Acquiror and the Company shall notify the other promptly upon the receipt of any written or oral comments from the SEC or its staff and of any request by the SEC or its staff or any other Governmental Authority for amendments or supplements to the Registration Statement, the Proxy Statement, the Consent Solicitation Statement or any other filings required under the Exchange Act, the Securities Act or any other Securities Laws relating to the Transactions (collectively, the “Other Filings”) or for additional information. As promptly as practicable after receipt thereof, each of Acquiror and the Company shall provide the other and its counsel with copies of all written correspondence between Acquiror, the Company or any of their respective representatives, on the one hand, and the SEC, or its staff or other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement, the Consent Solicitation Statement or any Other Filing. Each of Acquiror and the Company and their respective counsel shall have the opportunity to review the Registration Statement, the Proxy Statement, the Consent Solicitation Statement, and any exhibits, amendments or supplements thereto, as well as any Other Filings, and shall consult with each other and their respective advisors concerning any comments from the SEC with respect thereto; provided, further that each of Acquiror and the Company shall reasonably consider and take into account the suggestions, comments or opinions of the Company, Acquiror and their respective advisors, and neither Acquiror nor the Company shall file the Registration Statement, the Proxy Statement, the Consent Solicitation Statement, or any exhibits, amendments or supplements thereto, or any Other Filings, or any response letters to any comments from the SEC with respect to any of the foregoing without the prior written consent of the other, such consent not to be unreasonably withheld, conditioned or delayed. Whenever any event occurs which would reasonably be expected to result in the Registration Statement, the Consent Solicitation Statement or the Proxy Statement containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, Acquiror or the Company, as the case may be, shall promptly inform the other party hereto of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to Acquiror Stockholders, an amendment or supplement to the Registration Statement and/or the Proxy Statement. Acquiror shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Registration Statement, the issuance of any stop order relating thereto or the suspension of the qualification of the Registration Shares issuable in connection with the Merger for offering or sale in any jurisdiction, and Acquiror and the Company shall use their reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Acquiror shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Registration Shares in the Merger, and the Company shall furnish all information concerning the Company and the holders of the Company Stock as may be reasonably requested in connection with any such actions.

(b)           The Proxy Statement will be sent to Acquiror Stockholders as soon as practicable following the date on which the Registration Statement is declared effective by the SEC (but in any event, within five (5) Business Days following such date) for the purpose of soliciting proxies from holders of Acquiror Common Stock to vote at the Acquiror Stockholders’ Meeting in favor of: (i) the adoption of this Agreement and the approval of the Merger and other Transactions; (ii) an amendment and restatement of Acquiror’s certificate of incorporation and an amendment to Acquiror’s bylaws, respectively, in substantially the form of Exhibit E (the “Acquiror A&R Charter”) and Exhibit F (the “Acquiror A&R Bylaws”) attached hereto, to increase the authorized number of shares of Acquiror Common Stock, change the name of Acquiror, and remove provisions therein no longer applicable following the consummation of the Merger (the “Acquiror Charter Amendments”); (iii) approval as required by the applicable NASDAQ or NYSE (or another nationally recognized stock exchange if consented to in writing by the Company pursuant to Section 6.17(c)) listing rules of the issuance and sale of shares of Acquiror Common Stock to be issued as Merger Consideration and pursuant to the Subscription Agreements; (iv) approval of the Equity Incentive Plan; (v) the election of the individuals listed on Schedule 2.07(a) as directors of Acquiror; (vi) approval of any other proposals reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the Transactions; (vii) ratification of the Acquiror’s independent registered public accounting firm and any other matters as would properly come before the Acquiror’s annual meeting of Acquiror Stockholders; and (viii) the adjournment of the Acquiror Stockholders’ Meeting (the matters described in clauses (i) through (viii), shall be referred to as the “Voting Matters”).

(c)            The Company shall provide Acquiror, as promptly as reasonably practicable, with such information concerning the Company Entities as may be necessary for the information concerning the Company Entities in the Registration Statement, the Proxy Statement, the Consent Solicitation Statement and the Other Filings to comply with all applicable provisions of and rules under the Securities Act, the Exchange Act and the DGCL in connection with the preparation, filing and distribution of the Registration Statement, the Consent Solicitation Statement and the Proxy Statement, the solicitation of proxies thereunder, and the calling and holding of the Acquiror Stockholders’ Meeting, and the preparation and filing of the Other Filings. The information relating to the Company Entities furnished by or on behalf of the Company Entities for inclusion in the Registration Statement and the Proxy Statement will not, as of the date of mailing of the Proxy Statement to the holders of Acquiror Common Stock or at the time of the Acquiror Stockholders’ Meeting contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading. In addition, Acquiror shall provide to the Company, as promptly as reasonably practicable, with such information concerning the Acquiror as may be necessary for the information concerning the Acquiror in the Registration Statement and the Proxy Statement to comply with all applicable provisions of and rules under the Securities Act, the Exchange Act and the DGCL in connection with the preparation, filing and distribution of the Registration Statement and the Proxy Statement, the solicitation of proxies thereunder, and the calling and holding of the Acquiror Stockholders’ Meeting. The information relating to the Acquiror furnished by or on behalf of the Acquiror for inclusion in the Registration Statement and the Proxy Statement will not, as of the date of mailing of the Proxy Statement to the holders of Acquiror Common Stock or at the time of the Acquiror Stockholders’ Meeting, contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading. Without limiting the foregoing, Acquiror shall use reasonable best efforts to ensure that the Registration Statement and the Proxy Statement do not, as of the date on which the Proxy Statement is distributed to the holders of Acquiror Common Stock, and as of the date of the Acquiror Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided that Acquiror shall not be responsible for the accuracy or completeness of any information relating to the Company or any other information furnished in writing by a Company for inclusion in the Registration Statement and the Proxy Statement).

(d)           Acquiror shall include in the Registration Statement and the Proxy Statement the recommendation of its board of directors that the holders of Acquiror Common Stock vote in favor of the adoption of this Agreement and the approval of the Merger and the other Voting Matters (the “Acquiror Recommendation”) and shall otherwise act in good faith and solicit and use reasonable best efforts to obtain the Acquiror Stockholder Approval, including setting a record date, calling the Acquiror Stockholders’ Meeting, mailing the Proxy Statement to its shareholders on a timely basis, and holding the Acquiror Stockholders’ Meeting; provided, however, that Acquiror Board may, withdraw, qualify or modify the Acquiror Recommendation if the Acquiror Board reasonably determines in good faith, after consultation with outside legal counsel, that failure to do so would violate its fiduciary duties under applicable Law. Acquiror acknowledges that its obligations hereunder to furnish the Proxy Statement, convene the Acquiror Stockholders’ Meeting and solicit the Acquiror Stockholder Approval as provided hereunder shall apply notwithstanding any withdrawal, qualification or modification of the Acquiror Board’s recommendation in accordance with the terms hereof. If on the date for which the Acquiror Stockholders’ Meeting is scheduled, Acquiror has not received proxies representing a sufficient number of shares to obtain the Acquiror Stockholder Approval, whether or not a quorum is present, Acquiror may make one or more successive postponements or adjournments of the Acquiror Stockholders’ Meeting with the Company’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed.

6.10         Director and Officer Indemnification.

(a)            From and after the Effective Time, Acquiror and the Surviving Company agree that they shall indemnify and hold harmless each present and former director and officer of Acquiror, Merger Sub and each Company Entity (each, a “Indemnified Person”) against any and all costs and expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages and liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Acquiror, Merger Sub or any Company Entity, as the case may be, would have been permitted under applicable Law and their respective Organizational Documents to indemnify such Indemnified Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause the Surviving Company to, (i) maintain for a period of not less than six (6) years from the Effective Time provisions in its certificate of incorporation, bylaws and other Organizational Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors that are no less favorable to those Indemnified Persons than the provisions in the Company’s or the Acquiror’s Organizational Documents, as applicable, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, and shall cause the Surviving Company to honor, each of the covenants in this Section 6.10.

(b)           Acquiror shall obtain a six (6)-year “tail” policy covering those Persons who are currently covered by the Company’s directors’ and officers’ liability insurance policies (each, a “Company Insured Person”) with aggregate coverage of no less than $15 million and containing such other terms not less favorable than the terms of such current insurance coverage with respect to claims alleging wrongful acts occurring at or prior to the Effective Time (except that in no case shall Acquiror be required to pay a premium for such “tail” policy in excess of 300% of the aggregate annual premium payable by the Company for the Company’s current directors’ and officers’ liability insurance policies); provided, further, that if the annual premiums of such insurance coverage exceed such amount, Acquiror shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c)            Acquiror shall obtain a six (6) year “tail” policy covering those Persons who are currently covered by the Acquiror’s directors’ and officers’ liability insurance policies (each, an “Acquiror Insured Person”) containing terms not less favorable than the terms of such current insurance coverage with respect to claims alleging wrongful acts occurring at or prior to the Effective Time (except that in no case shall Acquiror be required to pay a premium for such “tail” policy in excess of 300% of the aggregate two-year premium payable by the Acquiror for the Acquiror’s current directors’ and officers’ liability insurance policies); provided, further, that if the annual premiums of such insurance coverage exceed such amount, Acquiror shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d)           Acquiror and the Company shall use their commercially reasonable efforts to ensure that the Acquiror shall, with effectiveness as of the Effective Time, obtain directors’ and officers’ liability insurance covering the Persons who will be directors and officers of the Acquiror and its Subsidiaries as of the Effective Time and thereafter on terms that are consistent with market standards.

(e)           Notwithstanding anything contained in this Agreement to the contrary, this Section 6.10 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on Acquiror and the Surviving Company and all successors and assigns of Acquiror and the Surviving Company. In the event that Acquiror, the Surviving Company or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror and the Surviving Company shall ensure that proper provision shall be made so that the successors and assigns of Acquiror or the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 6.10. The obligations of Acquiror and the Surviving Company under this Section 6.10 shall not be terminated or modified in such a manner as to materially and adversely affect any present and former director and officer of the Company and each of its Subsidiaries to whom this Section 6.10 applies without the consent of the affected Person.

6.11         Form 8-K Filings. Acquiror and the Company shall cooperate in good faith with respect to the preparation of, and as promptly as practicable after the execution of this Agreement, Acquiror shall file with the SEC, a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement; provided that Acquiror shall accept reasonable comments of the Company to such Form 8-K prior to filing. Acquiror and the Company shall cooperate in good faith with respect to the preparation of, and prior to the Closing, Acquiror shall prepare and use reasonable best efforts to provide to the Company for review at least five (5) days prior to the Closing, a draft Form 8-K announcing the Closing, together with, or incorporating by reference, such information that is or may be required to be disclosed with respect to the Transactions pursuant to Form 8-K (“Transaction Form 8-K”). Prior to Closing, Acquiror and the Company shall jointly prepare the press release announcing the consummation of the Transactions (“Press Release”). Promptly following the Closing, Acquiror shall file the Transaction Form 8-K with the SEC and distribute the Press Release; provided that Acquiror shall accept reasonable comments of the Company to the Transaction Form 8-K prior to filing.

6.12         Trust Account; No Claims Against the Trust Account.

(a)           At the Closing, Acquiror shall take all actions necessary, and shall cause the documents, opinions and notices required to be delivered to American Stock Transfer & Trust Company, LLC, a New York limited liability trust company (the “Trustee”) pursuant to that certain Investment Management Trust Agreement dated as of September 12, 2019, by and between Acquiror and Trustee (the “Trust Agreement”) to be so delivered and to cause the funds in the account established by Acquiror for the benefit of certain stockholders of Acquiror and the underwriter of Acquiror’s initial public offering (the “Trust Account”) to be disbursed in accordance with the Trust Agreement for the following: (i) the redemption of any shares of Acquiror Common Stock in connection with the Merger in accordance with the terms set forth in the Proxy Statement; (ii) the payment of deferred underwriting fees in connection with Acquiror’s initial public offering payable to the underwriters upon consummation of a business combination; (iii) the payment of expenses to the third parties to which they are owed; and (iv) the balance of the assets in the Trust Account, after payment of the amounts required under subsections (i), (ii) and (iii), to be disbursed to Acquiror.

(b)           Notwithstanding anything else in this Agreement, the Company acknowledges that it has received a copy of Acquiror’s final prospectus dated September 13, 2019 (the “Prospectus”) and understands that Acquiror has established the Trust Account containing the proceeds of its initial public offering and the overallotment shares acquired by its underwriters and from certain private placements occurring simultaneously with the initial public offering (including interest accrued from time to time thereon) for the benefit of Acquiror’s public stockholders (including overallotment shares acquired by Acquiror’s underwriters, the “Public Stockholders”), and that, except as otherwise described in the Prospectus, Acquiror may disburse monies from the Trust Account only: (i) to the Public Stockholders in the event they elect to redeem their Acquiror shares in connection with the consummation of Acquiror’s business combination (as defined in the Prospectus, the “Business Combination”) or in connection with an extension of its deadline to consummate a Business Combination, (ii) to the Public Stockholders if Acquiror fails to consummate such a Business Combination within twenty-four (24) months from the closing date of Acquiror’s initial public offering, (iii) with respect to any interest earned on the amounts held in the Trust Account, as necessary to pay any franchise or income taxes, or (iv) to Acquiror after or concurrently with the consummation of a Business Combination. For and in consideration of Acquiror entering into this Agreement, and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees, on behalf of the Company, its Subsidiaries, and their respective officers, directors, managers, shareholders, members, partners, Affiliates, agents and other representatives (collectively, “Representatives”), that the Company and its Representatives do not have (other than their rights upon Closing) any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”). The Company on behalf of itself and its affiliates hereby irrevocably waives any Released Claims that the Company or any of its affiliates may have against the Trust Account (including distributions therefrom) prior to Closing or in the future as a result of, or arising out of, any negotiations, contracts or agreements with Acquiror and will not prior to Closing seek recourse against the Trust Account for any reason whatsoever; provided that (x) nothing herein shall serve to limit or prohibit the Company’s and its Representatives’ right to pursue a claim against Acquiror for legal relief against monies or other assets held outside the Trust Account or for specific performance or other equitable relief (including a claim for Acquiror to specifically perform its obligations under this Agreement and a claim for Acquiror to specifically perform its obligations under the Trust Agreement, including distribution of funds from the Trust Account upon the Closing in accordance with the terms of this Agreement), and (y) nothing herein shall serve to limit or prohibit any claims that the Company or its Representatives may have in the future against Acquiror’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account, other than to Public Stockholders, and any assets that have been purchased or acquired with any such funds) or for specific performance or other equitable relief in connection with this Agreement or the Transactions. The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Acquiror and its affiliates to induce Acquiror to enter in this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against the Company and each of its affiliates under applicable law. This Section 6.12(b) shall survive the termination of this Agreement and will not expire and may not be altered in any way prior to the Closing without the express written consent of Acquiror.

(c)           At the Closing, Acquiror shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement for the following: (i) the redemption of any shares of Acquiror Common Stock required to be redeemed in connection with the Transactions and elections of holders of Acquiror Common Stock in accordance with the terms set forth in the Prospectus and the Proxy Statement and (ii) the balance of the assets in the Trust Account, after payment of the amounts required under subsection (i), to be disbursed at the direction of Acquiror and to effect the Transactions in accordance with this Agreement.

6.13         Subscription Agreements. Acquiror shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or any replacements or terminations of, the Subscription Agreements in any manner other than (i) as expressly provided for by the terms of the Subscription Agreements or (ii) to reflect any permitted assignments or transfers of the Subscription Agreements by the applicable PIPE Investors pursuant to the Subscription Agreements, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed; provided that the parties acknowledge that any proposed amendment, modification or waiver of the Subscription Agreements that affects the offering price of the Acquiror Common Stock pursuant to the Subscription Agreements, that reduces the aggregate amount of proceeds to be received by Acquiror under the Subscription Agreements or that adds additional conditions to the obligations of the PIPE Investors to consummate the transactions contemplated by the Subscription Agreements may be rejected by the Company in its sole discretion). Acquiror shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms and conditions described therein. Without limiting the generality of the foregoing, Acquiror shall give the Company prompt (and, in any event within three (3) Business Days) written notice: (A) of any proposed amendment to any Subscription Agreement; (B) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to any Subscription Agreement known to Acquiror; and (C) of the receipt of any written notice or other written communication from any party to any Subscription Agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or any provisions of any Subscription Agreement. If any Subscription Agreement expires or is terminated, withdrawn or repudiated by any party thereto prior to the Closing, such that the aggregate amount of PIPE Investment as of the Closing is expected to be below $125,000,000 (a “PIPE Financing Shortfall”), Acquiror shall use its reasonable best efforts, prior to the Closing, to procure one or more investors to enter into Subscription Agreements with Acquiror for PIPE Investment in form and substance reasonably satisfactory to the Company or on substantially the same terms and in an amount at least equal to the amount of the PIPE Investment(s) under the Subscription Agreement that has expired or been terminated, withdrawn or repudiated. In the event of a PIPE Financing Shortfall, the Company agrees (x) to cooperate in good faith and to promptly take such actions as may be reasonably requested by the Acquiror, prior to the Closing, to assist Acquiror in procuring one or more investors to enter into Subscription Agreements to cure such PIPE Financing Shortfall and (y) to cause the senior executives of the Company to participate, upon reasonable advance notice thereof, in presentations to, and communications with, potential investors, and to take such other actions as may be reasonably requested by the Acquiror to cure such PIPE Financing Shortfall.

6.14         Non-Solicitation; Acquisition Proposals.

(a)            During the Interim Period, Acquiror shall not, and shall not authorize or permit any of its Affiliates or any of its or their Representatives to, directly or indirectly, (i) solicit, initiate, facilitate or continue inquiries regarding an Acquiror Acquisition Proposal (other than involving the Company); (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquiror Acquisition Proposal; or (iii) execute or enter into any agreements or other instruments (whether or not binding) regarding an Acquiror Acquisition Proposal. Acquiror shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons (other than the other party hereto and its Representatives) conducted heretofore with respect to any Acquiror Acquisition Proposal; provided, that, subject to Section 6.14(c), the foregoing shall not restrict Acquiror from responding to unsolicited inbound bona fide written inquiries received after the date hereof that did not result from a breach of this Section 6.14 if the Acquiror Board reasonably determines in good faith, after consultation with outside legal counsel, that failure to do so would violate its fiduciary duties under applicable Law. For purposes hereof, “Acquiror Acquisition Proposal” means any inquiry, indication of interest, proposal or offer concerning a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving Acquiror or Merger Sub or the purchase, sale, lease, exchange or other acquisition or disposition of all or substantially all of the properties or assets or equity interests of Acquiror or Merger Sub, or of a third Person by Acquiror or Merger Sub, in a single transaction or series of related transactions and other than involving the Company (or for purposes of a PIPE Investment in accordance herewith).

(b)           During the Interim Period, the Company shall not, and shall not authorize or permit any of its Affiliates or any of its or their Representatives to, directly or indirectly, (i) solicit, initiate, facilitate or continue inquiries regarding a Company Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Company Acquisition Proposal; or (iii) execute or enter into any agreements or other instruments (whether or not binding) regarding a Company Acquisition Proposal. The Company shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons (other than the other party hereto and its representatives) conducted heretofore with respect to any Company Acquisition Proposal; provided, that, subject to Section 6.14(c), the foregoing shall not restrict the Company from responding to unsolicited inbound bona fide written inquiries received after the date hereof that did not result from a breach of this Section 6.14 if the Company Board reasonably determines in good faith, after consultation with outside legal counsel, that failure to do so would violate its fiduciary duties under applicable Law. For purposes hereof, “Company Acquisition Proposal” means any inquiry, indication of interest, proposal or offer concerning a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving the Company or the purchase, sale, lease, exchange or other acquisition or disposition of 30% or more of the properties or assets or equity interests of the Company, in a single transaction or series of related transactions and other than involving the Acquiror.

(c)            In addition to the other obligations under this Section 6.14, each party hereto shall promptly (and in any event within two (2) Business Days after receipt by such party) advise the other party orally and in writing of any Company Acquisition Proposal (with respect to the Company) or Acquiror Acquisition Proposal (with respect to Acquiror) received by the applicable party, or any inquiry with respect to or which could reasonably be expected to result in any Company Acquisition Proposal (with respect to the Company) or Acquiror Acquisition Proposal (with respect to Acquiror), the material terms and conditions of such Company Acquisition Proposal (with respect to the Company) or Acquiror Acquisition Proposal (with respect to Acquiror) or inquiry, and the identity of the Person making the same.

(d)           Without limiting Section 9.12, each party hereto agrees that the rights and remedies for noncompliance with this Section 6.14 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach may cause irreparable injury to the other party hereto and that money damages will not provide an adequate remedy.

6.15         Closing Conditions. During the Interim Period and upon the terms and subject to the conditions set forth in this Agreement, each party hereto shall use reasonable best efforts to take, or cause to be taken, such actions as are necessary, proper or advisable to satisfy the conditions to the Closing set forth in Article VII hereof and to consummate the Transactions. Each of the parties hereto shall execute or deliver any additional instruments as reasonably requested by the other party hereto necessary to consummate the transactions contemplated by this Agreement.

6.16         Equity Awards. As soon as practicable following the later of the date that is sixty (60) days after the date of filing of the Transaction Form 8-K or the approval of the Equity Incentive Plan, Acquiror will prepare and file with the SEC a registration statement on Form S-8 (or other appropriate form) (the “Form S-8”) with respect to the Acquiror Common Stock issuable under the Equity Incentive Plan, with such provisions as may be set forth on Schedule 6.16.

6.17         Acquiror Public Filings; Acquiror Stock Exchange Listing.

(a)            From the date hereof through the Closing, Acquiror will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

(b)           From the date hereof through the Closing, Acquiror shall use reasonable best efforts to ensure Acquiror remains listed as a public company on, and for shares of Acquiror Common Stock, Acquiror Warrants and Acquiror Units to be listed on, NASDAQ or NYSE (or, with the consent of the Company (not to be unreasonably withheld, conditioned or delayed) another nationally recognized stock exchange). From the date hereof through the Closing, except as set forth on Schedule 6.17(b) or in connection with a listing permitted by Section 6.17(c), Acquiror shall comply with all applicable NASDAQ rules and regulations and continued listing standards, and Acquiror shall notify the Company of any communications or correspondence from NASDAQ with respect to the listing of the Acquiror Common Stock, Acquiror Warrants and Acquiror Units, compliance with the rules and regulations of NASDAQ, and any potential suspension of listing or delisting action contemplated or threatened by NASDAQ.

(c)            The Acquiror shall use reasonable best efforts to cause the Acquiror Common Stock to be issued in connection with the Transactions to be approved for listing on the NASDAQ or NYSE (or, with the written consent of the Company (not to be unreasonably withheld, conditioned or delayed), another nationally recognized stock exchange) as promptly as practicable prior to the Closing Date, subject to official notice of issuance.

6.18          Tax Matters.

(a)            Transfer Taxes. Notwithstanding anything to the contrary contained herein, the Acquiror shall bear any transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions. The party primarily responsible under applicable law for the filing of any Tax Return in respect of such Transfer Taxes shall be responsible for the timely preparation and filing of any such Tax Return. The parties shall reasonably cooperate as necessary to enable the timely preparation and filing of such Tax Returns provided, further, that any costs associated with such cooperation shall be borne by the Acquiror.

(b)           Intended Tax Treatment.

(i)                 Each of Acquiror, Merger Sub and the Company (i) agree that the Transactions qualify for the Intended Tax Treatment, (ii) shall take commercially reasonable efforts to cause the Transactions to qualify for the Intended Tax Treatment, and (iii) shall file all Tax Returns consistent with, and take no position inconsistent with, the Intended Tax Treatment, unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or any similar state, local or non-U.S. final determination) or a change in applicable Law. Each of the parties agrees to use reasonable best efforts to promptly notify all other parties of any challenge to the Intended Tax Treatment by any Governmental Authority. Acquiror and the Company shall execute and deliver officer’s certificates containing customary representations at such time or times as may be reasonably requested by counsel to the Company or Acquiror in connection with the delivery of any opinion by such counsel with respect to the tax treatment of the Transactions.

(ii)              The Company, Acquiror, and Merger Sub hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

(c)            FIRPTA Certificate. The Company shall have delivered to Acquiror a certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

6.19         Rule 16b-3. Prior to the Effective Time, Acquiror shall use reasonable best efforts to have the Acquiror board of directors adopt resolutions to cause acquisitions of Acquiror Common Stock pursuant to the transactions contemplated by this Agreement by each Person who at the Effective Time is or will become a director or officer of Acquiror (or is or may be deemed to become a director of Acquiror by deputization) to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.20          PCAOB Financial Statements.

(a)            As promptly as practicable following the date of this Agreement (but in any event no later than January 25, 2021), the Company shall provide to Acquiror (a) the audited consolidated statement balance sheet of the Company as of September 30, 2020 and September 30, 2019, and the related audited consolidated statements of operations and comprehensive income (loss), cash flows and stockholders’ equity of the Company for the periods ended September 30, 2020 and September 30, 2019, together with the notes and schedules thereto, accompanied by the reports thereon of the Company’s independent auditors (which reports shall be unqualified) prepared in accordance with (i) GAAP applied on a consistent basis throughout the covered periods and (ii) Regulation S-X, in each case audited in accordance with the auditing standards of the PCAOB (collectively, the “PCAOB Audited Financials”), (b) all other audited and unaudited financial statements of the Company Entities and any company or business units acquired by the Company Entities, as applicable, required under the applicable rules and regulations and guidance of the SEC to be included in the Registration Statement or the Transaction Form 8-K (including pro forma financial information), (c) all selected financial data of the Company Entities required by Item 301 of Regulation S-K, as necessary for inclusion in the Registration Statement and Transaction Form 8-K and (d) management’s discussion and analysis of financial condition and results of operations prepared in accordance with Item 303 of Regulation S-K of the SEC (as if the Company were subject thereto) with respect to the period described in the foregoing clause (a), as necessary for inclusion in the Registration Statement and Transaction Form 8-K (including pro forma financial information).

(b)           For the quarterly period ending December 31, 2020 and each subsequent quarterly period ending prior to the Closing Date, other than any calendar quarter ending December 31 (each, an “Interim Financial Period”), the Company shall deliver to the Acquiror the unaudited consolidated balance sheet of the Company and the related unaudited consolidated statements of income and comprehensive income (loss), cash flows and stockholders’ equity, as of the end of, and for, such Interim Financial Period and the portion of the fiscal year then ended and the corresponding period of the prior fiscal year prepared in accordance with (i) GAAP applied on a consistent basis throughout the covered periods and (ii) Regulation S-X that have been reviewed by the Company’s independent auditor in accordance with the PCAOB Auditing Standard 4105 (collectively, the “PCAOB Interim Financial Statements”). The PCAOB Interim Financial Statements will be delivered as promptly as practicable following the end of the corresponding Interim Financial Period but no later than forty (40) days after the end of such Interim Financial Period.

6.21         Employee Matters.

(a)          280G Waivers and Consent. If required to avoid the imposition of Taxes under Section 4999 of the Code or the loss of a deduction to the Company or any Company Entity under Section 280G of the Code, in each case with respect to any payment or benefit arising in connection with the Transactions, as soon as practicable prior to the Closing Date:

(i)                 The Company will use its commercially reasonable efforts to obtain a waiver (a “Parachute Payment Waiver”), prior to the initiation of the 280G Approval described below, from each Person who, with respect to the Company would reasonably be expected to be a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder and as determined immediately prior to the initiation of the 280G Approval), and who would otherwise reasonably be expected to receive, have received, or have the right or entitlement to receive any payments and/or other benefits (including, without limitation, acceleration of vesting) that would otherwise constitute “parachute payments” under Section 280G of the Code, of such Person’s right or entitlement to receive a portion of such payments and benefits (such that all remaining payments and benefits to such Person would not be deemed to be “parachute payments”), unless the 280G Approval has been obtained in a manner satisfying the applicable requirements of Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder.

(ii)                The Company will deliver to the Company Stockholders a disclosure statement that is reasonably intended to satisfy its disclosure obligations under Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder, and which solicits approval by the Company Stockholders for a vote all payments and benefits subject to the Parachute Payment Waivers in a manner such that, if such vote is adopted by the Company Stockholders in a manner which satisfies the requirements of Section 280G(b)(5)(B) of the Code and the treasury regulations thereunder, including Q/A-7 of Section 1.280G-1 of such treasury regulations, no payment or benefit received by such “disqualified individual” would be a “parachute payment” for purposes of Section 280G of the Code (the “280G Approval”).

(iii)               At least five (5) business days prior to submission to the Company Stockholders, the Company shall provide Acquiror drafts of the documents referred to in Sections 6.21(a)(i) and (ii) above and a written analysis or spreadsheet showing its proposed calculation of potential “parachute payments” and Acquiror shall have a reasonable period of time to review and comment on all such documents, which comments the Company shall consider in good faith. Prior to the Closing Date, the Company shall deliver to Acquiror evidence that a vote of the Company Stockholders was solicited in accordance with the foregoing provisions of this Section 6.21(a) and that either (i) 280G Approval was obtained, or (ii) 280G Approval was not obtained, and as a consequence, the payments and benefits subject to the Parachute Payment Waivers shall not be made or provided in accordance with such Parachute Payment Waivers.

(b)           The provisions of this Section 6.21 are solely for the benefit of the parties to this Agreement, and no employee of Surviving Company (including any beneficiary or dependent thereof) or any other Person shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 6.21 shall create such rights in any such persons. Nothing herein shall (i) guarantee employment for any period of time or preclude the ability of any Company Entity, the Surviving Company, Acquiror or their respective subsidiaries to terminate the employment of any of their respective employees at any time and for any or no reason, (ii) be construed to establish, amend or modify any Benefit Plan or other benefit or compensation plan, program, agreement, policy, contract or arrangement; or (iii) limit the ability of any Company Entity, the Surviving Company, Acquiror, or any of their respective Affiliates to amend, modify or terminate any Benefit Plan or other benefit or compensation plan, program, agreement, policy, contract or arrangement at any time assumed, established, sponsored or maintained by any of them.

Article VII
CONDITIONS TO OBLIGATIONS

7.01         Conditions to Obligations of All Parties. The obligations of the parties hereto to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties:

(a)            No Prohibition. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the Transactions illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

(b)           HSR Act. The applicable waiting period(s) under the HSR Act in respect of the Transactions shall have expired or been terminated.

(c)           Acquiror Stockholder Approval. The Acquiror Stockholder Approval shall have been obtained in respect of the matters described in clauses (i) through (iv) of the definition of Voting Matters.

(d)            Company Stockholder Approval. The Company Stockholder Approval shall have been obtained in respect of the adoption of this Agreement, the approval of the Merger and the other Transactions.

(e)            Registration Statement. The Registration Statement shall have become effective and no stop-order suspending effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC, and the Registration Shares shall have been approved for listing on NASDAQ or NYSE (or such other nationally recognized stock exchange to which the Company has consented in writing under Section 6.17(c)), subject to official notice of issuance, if applicable.

(f)             Net Tangible Assets. Acquiror shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately following the Closing (after giving effect to the exercise by the holders of Acquiror Common Stock of their right to redeem their Acquiror Common Stock into their pro rata share of the Trust Account in accordance with Acquiror certificate of incorporation, the PIPE Investment and the other transactions contemplated hereby to occur upon the Closing, including the payment of Transaction Expenses).

(g)            Listing. The Acquiror Common Stock to be issued in connection with the Transactions shall have been approved for listing on NASDAQ or NYSE (or such other nationally recognized stock exchange to which the Company has consented in writing under Section 6.17(c)), subject, if applicable, to official notice of issuance thereof.

(h)            Cash and Cash Equivalents. Taking into account the PIPE Investment and after giving effect to exercise by the holders of Acquiror Common Stock of their right to redeem their Acquiror Common Stock into their pro rata share of the Trust Account in accordance with Acquiror’s certificate of incorporation, immediately prior to Closing and without giving effect to any of the other Transactions, Acquiror shall have, on a consolidated basis, at least $100,000,000 in cash and cash equivalents.

(i)              Acquiror A&R Charter. The Certificate of Incorporation shall be amended and restated in the form of the Acquiror A&R Charter.

7.02         Additional Conditions to Obligations of Acquiror. The obligations of Acquiror and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror:

(a)             Representations and Warranties. (i) Each of the representations and warranties set forth in Section 4.01 (Organization and Qualifications; Subsidiaries), Section 4.02 (Due Authorization), Section 4.05 (Capitalization) and Section 4.16 (Brokers’ Fees), (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all but de minimis respects, in each case as of the Closing Date with the same effect as though made at and as of such date (except to the extent that such representations address matters only as of a specified date, the accuracy of which shall be determined as of such specified date), and (ii) each of the other representations and warranties set forth in Article IV (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar import or effect set forth therein, except the reference to Material Adverse Effect in Section 4.20 (Absence of Changes) and the word “Material” in any references to “Material Contracts”) shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of the specified date), except where the failure of such representations and warranties to be true and correct would not have (and would not reasonably be expected to have) a Material Adverse Effect.

(b)             Agreements and Covenants. Each of the covenants of the Company to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c)             No Material Adverse Effect. Since the date hereof, no Material Adverse Effect shall have occurred and be continuing.

(d)            Officer’s Certificate. The Company shall have delivered to Acquiror a certificate signed by an officer of the Company, dated the Closing Date, certifying that to the knowledge and belief of such officer, the conditions specified in Section 7.02(a), Section 7.02(b) and Section 7.02(c) have been fulfilled.

(e)             Written Consent. The Company shall have delivered to Acquiror the Written Consent, which shall be in full force and effect.

(f)             Investor Rights Agreement. The Investor Rights Agreement shall be in full force and effect and not have been terminated or repudiated by the parties thereto (other than the Acquiror or the Sponsor).

7.03         Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a)             Representations and Warranties. (i) Each of the representations and warranties set forth in Section 5.01 (Organization and Qualifications; Subsidiaries), Section 5.02 (Due Authorization), Section 5.04 (Capitalization) and Section 5.16 (Brokers’ Fees), (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all but de minimis respects, in each case as of the Closing Date with the same effect as though made at and as of such date (except to the extent that such representations address matters only as of a specified date, the accuracy of which shall be determined as of such specified date), and (ii) each of the other representations and warranties set forth in Article V (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Acquiror Material Adverse Effect” or words of similar import or effect set forth therein) shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of the specified date), except where the failure of such representations and warranties to be true and correct would not have (and would not reasonably be expected to have) an Acquiror Material Adverse Effect.

(b)            Agreements and Covenants. Each of the covenants of Acquiror to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c)            Acquiror Material Adverse Effect. Since the date hereof, no Acquiror Material Adverse Effect shall have occurred and be continuing.

(d)            Officer’s Certificate. Acquiror shall have delivered to the Company a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that to the knowledge and belief of such officer, the conditions specified in Section 7.03(a), Section 7.03(b) and Section 7.03(c) have been fulfilled.

(e)            Sponsor Letter Agreement. The Sponsor Letter Agreement shall be in full force and effect and not have been terminated or repudiated by the Acquiror or the Sponsor.

(f)             Investor Rights Agreement. The Investor Rights Agreement shall be in full force and effect and not have been terminated or repudiated by the Acquiror or the Sponsor.

7.04         Frustration of Closing Conditions. No party may rely on the failure of any condition set forth in this Article VII to be satisfied to excuse such party’s obligation to effect the Closing if such failure was caused by such party’s breach of a covenant or agreement in this Agreement by such party.

Article VIII

TERMINATION/EFFECTIVENESS

8.01         Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a)            by mutual written consent of Acquiror and the Company;

(b)            by either Acquiror or the Company:

(i)             if the Closing has not occurred on or before July 31, 2021 (the “Outside Date”); provided, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date; or

(ii)            if a Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law which has become final and non-appealable, and which permanently restrains, enjoins or otherwise prohibits the transactions contemplated hereby;

(c)            by Acquiror or the Company, if the Acquiror Stockholder Approval is not obtained by the Outside Date;

(d)            by Acquiror,

(i)             at any time after the date that Acquiror receives, and notifies the Company of Acquiror’s receipt of, SEC approval and effectiveness of the Registration Statement in accordance with in Section 6.09, if the Company has not delivered to Acquiror the Written Consent pursuant to Section 6.08(a) within ten (10) Business Days following the effectiveness of the Registration Statement; or

(ii)            if the Company has not delivered the PCAOB Financial Statements to Acquiror for inclusion in the SEC registration statement on or before January 25 2021;

(e)            by the Company or the Acquiror, if the Company Stockholder Approval is not obtained by the Outside Date;

(f)             by Acquiror, if neither it nor Merger Sub is in material breach of their obligations under this Agreement and if (i) at any time any of the representations and warranties of any Company Entity contained herein become untrue or inaccurate such that Section 7.02(a) would not be satisfied (treating such time as if it were the Closing Date for purposes of this Section 8.01(f)); or (ii) there has been a breach on the part of any Company Entity of any of its covenants or agreements contained in this Agreement such that Section 7.02(b) would not be satisfied (treating such time as if it were the Closing Date for purposes of this Section 8.01(f)), and, with respect to both clause (i) and clause (ii), if curable, such breach has not been cured by the earlier of (x) within thirty (30) days after written notice thereof to the Company and (y) two (2) Business Day prior to the Outside Date; or

(g)            by the Company, if neither the Company nor any of the other Company Entities is in material breach of its obligations under this Agreement and if (i) at any time any of the representations and warranties of Acquiror and Merger Sub contained herein become untrue or inaccurate such that Section 7.03(a) would not be satisfied (treating such time as if it were the Closing Date for purposes of this Section 8.01(g)); or (ii) there has been a breach on the part of Acquiror and Merger Sub of any of their covenants or agreements contained in this Agreement such that Section 7.03(b) would not be satisfied (treating such time as if it were the Closing Date for purposes of this Section 8.01(g)), and, with respect to both clause (i) and clause (ii), if curable, such breach has not been cured by the earlier of (x) within thirty (30) days after written notice thereof to Acquiror and (y) two (2) Business Day prior to the Outside Date.

8.02         Manner of Exercise. In the event of termination by Acquiror or the Company, or both, in accordance with Section 8.01, written notice thereof shall be given to the other party by the terminating party and this Agreement shall terminate without any further action by Acquiror or the Company.

8.03         Effect of Termination. If this Agreement is terminated pursuant to Section 8.01, all further obligations and liabilities of the parties hereto under this Agreement will terminate and become void and of no force and effect, except that the rights and obligations in Section 6.12, Article VIII and Article IX will survive termination of this Agreement; provided that such termination shall have no effect on any liability of any party for any intentional and willful breach of this Agreement by such party occurring prior to such termination.

Article IX

MISCELLANEOUS

9.01         Survival. The representations, warranties, covenants, obligations and other agreements of the parties hereto contained herein shall not survive the Closing, except for those covenants contained herein that by their explicit terms apply or are to be performed in whole or in part after the Closing. There are no remedies available to the parties hereto with respect to any breach of the representations, warranties, covenants or agreements of the parties to this Agreement after the Closing, except for covenants that require performance in whole or in part after the Closing. Nothing herein is intended to limit any party’s liability for such party’s fraud.

9.02         Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx (or other nationally recognized overnight delivery service) or (iv) when e-mailed, addressed as follows:

(a)          If to Acquiror or Merger Sub, to:

Experience Investment Corp.

100 St. Paul St., Suite 800

Denver, CO 80206

Attn:	Kevin Rohnstock
Michael Mohapp
E-mail:	Kevin.Rohnstock@kslcapital.com
Michael.Mohapp@kslcapital.com

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attn:	Michael Wolfson
Ben Schaye
E-mail:	mwolfson@stblaw.com
ben.schaye@stblaw.com

(b)          If to the Company to:

BLADE Urban Air Mobility, Inc.

499 East 34th Street

New York, NY 10016

Attn:	Robert Wiesenthal
Melissa Tomkiel
E-mail:	rob@flyblade.com
melissa@flyblade.com

with a copy to:

Proskauer Rose LLP

Eleven Times Square

New York, NY 10036

Attn:	Lauren Boglivi
Daniel Forman
E-mail:	lboglivi@proskauer.com
dforman@proskauer.com

or to such other address or addresses as the parties may from time to time designate in writing.

9.03         Annexes, Exhibits and Schedules. All annexes, exhibits and schedules attached hereto, including the Schedules, are hereby incorporated in and made a part of this Agreement as if set forth in full herein. The Schedules shall be arranged in separate parts corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify the representation or warranty set forth in the corresponding numbered or lettered Section or subsection of this Agreement, as well as (a) any other representation or warranty where such information is cross-referenced in the applicable part of the Schedules; or (b) any other representation or warranty where it is reasonably apparent on the face of the disclosure (without reference to any document referred to therein) that such information qualifies such other representation and warranty of the Company or Acquiror, as applicable, in this Agreement. Certain information set forth in the Schedules is or may be included solely for informational purposes, is not material or an admission of liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Schedules does not imply that such amounts (or higher or lower amounts) are or are not material, and no party hereto shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Schedules in any dispute or controversy between the parties hereto as to whether any obligation, item, or matter not described herein or included in the Schedules is or is not material for purposes of this Agreement. No disclosure in the Schedules relating to any possible breach or violation of, or non-compliance with, any agreement, law or regulation, in and of itself, shall be construed as an admission or indication that any such breach, violation or non-compliance exists or has actually occurred, and nothing in Schedules shall constitute an admission of any liability or obligation of any Person to any other Person or shall confer or give any third party any remedy, claim, liability, reimbursement, cause of action or any other right whatsoever.

9.04         Expenses. Except as otherwise provided herein, each party hereto shall pay its own expenses incident to this Agreement and the transactions contemplated herein; provided that if the Merger and the Closing occurs, Acquiror and the Surviving Company shall be responsible for and shall pay at or after the Closing all Transaction Expenses in accordance with their terms and the terms of this Agreement.

9.05         Assignment; Successors and Assigns; No Third Party Rights. Except as otherwise provided herein, this Agreement may not, without the prior written consent of the other parties hereto, be assigned by operation of Law or otherwise, and any attempted assignment shall be null and void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, permitted assigns and legal representatives, and nothing herein, express or implied, it intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, that the Indemnified Persons, the Company Insured Persons and the Acquiror Insured Persons who are not otherwise party to this Agreement shall be third party beneficiaries of this Agreement. Notwithstanding the foregoing, Acquiror and/or Merger Sub may assign this Agreement without the consent of any Person to any lender (or agent therefor) to Acquiror or Merger Sub or their subsidiaries or Affiliates thereof as security for obligations to such lender (or lenders) in respect of any financing agreements or arrangements entered into by Acquiror, Merger Sub or its subsidiaries and Affiliates with such lenders or to an acquirer of all or substantially all of the assets or business of Acquiror or Merger Sub in any form of transaction, which assignment shall not relieve Acquiror or Merger Sub of its obligations hereunder.

9.06         Governing Law; Jurisdiction. This Agreement, the rights and duties of the parties hereto, and any disputes (whether in contract, tort or statute) arising out of, under or in connection with this Agreement will be governed by and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to any principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction. Each of the parties hereto hereby irrevocably and unconditionally (i) submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, the United States District Court for the Southern District of New York located in New York, New York or, if such court declines to accept jurisdiction, then any court of the State of New York sitting in the borough of Manhattan), and any appellate court from any thereof, in any Action arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any Action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such Actions shall be heard and determined in such Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, the United States District Court for the Southern District of New York located in New York, New York or, if such court declines to accept jurisdiction, then any court of the State of New York sitting in the borough of Manhattan), (ii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any Action arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any Action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) in the Delaware Court of Chancery, the United States District Court for the Southern District of New York located in New York, New York or any court of the State of New York sitting in the borough of Manhattan, (iii) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in any such court and (iv) agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to it at the applicable address in Section 9.02 shall be effective service of process for any Action brought in any such court or in such other manner as may be permitted by Law, will be valid and sufficient service thereof.

9.07         Waiver of Jury Trial. To the extent not prohibited by applicable Law that cannot be waived, each of the parties hereto irrevocably waives any right it may have to trial by jury in respect of any litigation based on, arising out of, under or in connection with this Agreement, including but not limited to any course of conduct, course of dealing, verbal or written statement or action of any party hereto.

9.08         Titles and Headings. The titles, captions and table of contents in this Agreement are for reference purposes only, and shall not in any way define, limit, extend or describe the scope of this Agreement or otherwise affect the meaning or interpretation of this Agreement.

9.09         Counterparts. This Agreement may be executed in two or more counterparts for the convenience of the parties hereto, each of which shall be deemed an original and all of which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page, including any electronic signature complying with the U.S. federal ESIGN Act of 2000 (e.g. www.docusign.com), to this Agreement by facsimile or by e-mail in “portable document format” shall be effective as delivery of a mutually executed counterpart to this Agreement.

9.10         Entire Agreement. Except as otherwise contemplated herein, this Agreement and the Ancillary Agreements constitute the entire agreement with respect to the subject matter contained herein and therein, and supersede all prior agreements and understandings, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the Ancillary Agreements, the Exhibits and the Schedules (other than an exception expressly set forth as such in the Schedules), the statements in the body of this Agreement shall control.

9.11         Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

9.12         Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and it is accordingly agreed that the parties hereto will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court specified in Section 9.06, in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) any party hereto has an adequate remedy at Law or (y) an award of specific performance is not an appropriate remedy for any reason at Law or equity. Each party hereto further agrees that no party hereto shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtain any remedy referred to in this Section 9.12, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

9.13         Amendments. This Agreement may be amended, at any time prior to the Effective Time, by an instrument in writing signed on behalf of Acquiror, Merger Sub and the Company; provided, however, that (i) after the Acquiror Stockholder Approval is obtained, there shall be no amendment or waiver that, pursuant to applicable Law, requires further approval of the Acquiror Stockholders, without the receipt of such further approvals; and (ii) after the Company Stockholder Approval is obtained, there shall be no amendment or waiver that, pursuant to applicable Law, requires further approval of the Company Stockholders, without receipt of such further approvals.

9.14         Waiver. At any time prior to the Closing Date, the parties hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (iii) waive compliance with any of the agreements, terms or conditions contained herein. Any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.15         Legal Representation.

(a)            Acquiror hereby agrees on behalf of its directors, members, partners, officers, employees and Affiliates (including after the Closing, the Company Entities), and each of their respective successors and assigns (all such parties, the “Acquiror Waiving Parties”), that Proskauer Rose LLP may represent the Company Entities or any of their respective directors, managers, members, partners, officers, employees or Affiliates, in each case, in connection with any Action or obligation arising out of or relating to this Agreement, notwithstanding its representation (or any continued representation) of the Company Entities or other Acquiror Waiving Parties, and each of Acquiror and the Company on behalf of itself and the Acquiror Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. Acquiror and the Company acknowledge that the foregoing provision applies whether or not Proskauer Rose LLP provides legal services to any Company Entities after the Closing Date.

(b)            The Company hereby agrees on behalf of its directors, managers, members, partners, officers, employees and Affiliates, and each of their respective successors and assigns (all such parties, the “Company Waiving Parties”), that Simpson Thacher & Bartlett LLP may represent Acquiror, Sponsor or any of their respective directors, members, partners, officers, employees or Affiliates (including following the Closing, the Company Entities), in each case, in connection with any Action or obligation arising out of or relating to this Agreement, notwithstanding its representation (or any continued representation) of the Acquiror or other Company Waiving Parties, and the Company on behalf of itself and the Company Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. The Company acknowledges that the foregoing provision applies whether or not Simpson Thacher & Bartlett LLP provides legal services to Acquiror or the Sponsor after the Closing Date.

9.16         No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror or Merger Sub under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby. The provisions of this Section 9.16 are intended to be for the benefit of, and enforceable by the Related Parties of the parties hereto and each such Person shall be a third-party beneficiary of this Section 9.16. This Section 9.16 shall be binding on all successors and assigns of parties hereto.

[signature page follows]

IN WITNESS WHEREOF, Acquiror, Merger Sub and the Company have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

EXPERIENCE INVESTMENT CORP.

By:	/s/ Charlie Martin
Name: Charlie Martin
Title: Chief Financial Officer

EXPERIENCE MERGER SUB, INC.

By:	/s/ Charlie Martin
Name: Charlie Martin
Title: President

[Signature Page to Agreement and Plan of Merger]

BLADE URBAN AIR MOBILITY, INC.

By:	/s/ Robert Wiesenthal
Name: Robert Wiesenthal
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

FORM OF INVESTOR RIGHTS AGREEMENT

[See attached]

Exhibit B

FORM OF STOCKHOLDER LETTER AGREEMENT

[See attached]

Exhibit C

FORM OF SPONSOR LETTER AGREEMENT

[See attached]

Exhibit D

Experience investment corp.1
2021 Omnibus Incentive Plan

1.                  Purpose. The purpose of this Experience Investment Corp. 2021 Omnibus Incentive Plan is to provide a means through which the Company and the other members of the Company Group may attract and retain key personnel, and to provide a means whereby directors, officers, employees, consultants, and advisors of the Company and the other members of the Company Group can acquire and maintain an equity interest in the Company, or be paid incentive compensation, including incentive compensation measured by reference to the value of Common Stock, thereby strengthening their commitment to the welfare of the Company Group and aligning their interests with those of the Company’s stockholders.

2.                  Definitions. The following definitions shall be applicable throughout the Plan.

(a)               “Absolute Share Limit” has the meaning given to such term in Section 5(b) of the Plan.

(b)               “Adjustment Event” has the meaning given to such term in Section 10(a) of the Plan.

(c)               “Affiliate” means any Person that directly or indirectly controls, is controlled by, or is under common control with the Company. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting or other securities, appointing a majority of the board of directors, by contract, or otherwise.

(d)               “Applicable Law” means each law, rule, regulation and requirement, applicable to the Company including, but not limited to, each applicable U.S. federal, state or local law, any rule or regulation of the applicable securities exchange or inter-dealer quotation system on which the securities of the Company may be listed or quoted and each applicable law, rule or regulation of any other country or jurisdiction where Awards are granted under the Plan or Participants reside or provide services, as each such laws, rules and regulations shall be in effect from time to time.

(e)               “Award” means, individually or collectively, any Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Other Equity-Based Award, and Other Cash-Based Award granted under the Plan.

(f)                “Award Agreement” means the document or documents by which each Award (other than an Other Cash-Based Award) is evidenced, which may be in written or electronic form.

(g)               “Board” means the Board of Directors of the Company.

1 Note to Draft: The name of the Company will be updated at the time of the transaction.

2

(h)               “Cause” means, as to any Participant, unless the applicable Award Agreement states otherwise, (i) “Cause”, as defined in any employment, severance, consulting or other similar agreement between the Participant and the Service Recipient in effect at the time of such Termination, or (ii) in the absence of any such employment, severance, consulting or other similar agreement (or the absence of any definition of “Cause” contained therein), the Participant’s (A) willful neglect in the performance of the Participant’s duties for the Service Recipient or willful or repeated failure or refusal to perform such duties; (B) engagement in conduct in connection with the Participant’s employment or service with the Service Recipient, which results in, or could reasonably be expected to result in, material harm to the business or reputation of the Service Recipient or any other member of the Company Group; (C) conviction of, or plea of guilty or no contest to (I) any felony or (II) any other crime that results in, or could reasonably be expected to result in, material harm to the business or reputation of the Service Recipient or any other member of the Company Group; (D) material violation of the written policies of the Service Recipient, including, but not limited to, those relating to sexual harassment or the disclosure or misuse of confidential information, or those set forth in the manuals or statements of policy of the Service Recipient; (E) fraud or misappropriation, embezzlement, or misuse of funds or property belonging to the Service Recipient or any other member of the Company Group; or (F) act of personal dishonesty that involves personal profit in connection with the Participant’s employment or service to the Service Recipient; provided, in any case, that a Participant’s resignation after an event that would be grounds for a Termination for Cause will be treated as a Termination for Cause hereunder.

(i)                “Change in Control” means:

(i)               the acquisition (whether by purchase, merger, consolidation, combination, or other similar transaction) by any Person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% (on a fully diluted basis) of either (A) the then-outstanding shares of Common Stock, taking into account as outstanding for this purpose such shares of Common Stock issuable upon the exercise of options or warrants, the conversion of convertible stock or debt and the exercise of any similar right to acquire such shares of Common Stock; or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors; provided, however, that for purposes of the Plan, the following acquisitions shall not constitute a Change in Control: (I) any acquisition by (x) the Company or any Affiliate or (y) any Person or group of Persons, in each case, that includes Blade Urban Air Mobility, Inc. and/or investment funds affiliated with KSL Capital Partners, LLC, unless otherwise determined by the Board; (II) any acquisition by any employee benefit plan sponsored or maintained by the Company or any Affiliate; or (III) in respect of an Award held by a particular Participant, any acquisition by the Participant or any group of Persons including the Participant (or any entity controlled by the Participant or any group of Persons including the Participant);

(ii)              during any period of 12 months, individuals who, at the beginning of such period, constitute the Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board; provided, that any Person becoming a director subsequent to the Effective Date, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such Person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest, as such terms are used in Rule 14a-12 of Regulation 14A promulgated under the Exchange Act, with respect to directors or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any Person other than the Board shall be deemed to be an Incumbent Director; or

3

(iii)             the sale, transfer, or other disposition of all or substantially all of the assets of the Company Group (taken as a whole) to any Person that is not an Affiliate of the Company.

(j)                “Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto. Reference in the Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations, or guidance.

(k)               “Committee” means the Compensation Committee of the Board or any properly delegated subcommittee thereof or, if no such Compensation Committee or subcommittee thereof exists, the Board.

(l)                “Common Stock” means the Class A common stock of the Company, par value $0.0001 per share (and any stock or other securities into which such Common Stock may be converted or into which it may be exchanged).

(m)              “Company” means Experience Investment Corp., a Delaware corporation, and any successor thereto.

(n)               “Company Group” means, collectively, the Company and its Subsidiaries and Affiliates.

(o)               “Date of Grant” means the date on which the granting of an Award is authorized, or such other date as may be specified in such authorization.

(p)               “Designated Foreign Subsidiaries” means all members of the Company Group that are organized under the laws of any jurisdiction other than the United States of America that may be designated by the Board or the Committee from time to time.

(q)               “Detrimental Activity” means any of the following: (i) unauthorized disclosure or use of any confidential or proprietary information of any member of the Company Group; (ii) any activity that would be grounds to terminate the Participant’s employment or service with the Service Recipient for Cause; (iii) a breach by the Participant of any restrictive covenant by which such Participant is bound, including, without limitation, any covenant not to compete or not to solicit, in any agreement with any member of the Company Group; or (iv) fraud or conduct contributing to any financial restatements or irregularities, in each case, as determined by the Committee in its sole discretion.

4

(r)                “Disability” means, as to any Participant, unless the applicable Award Agreement states otherwise, (i) “Disability”, as defined in any employment, severance, consulting or other similar agreement between the Participant and the Service Recipient in effect at the time of such Termination; or (ii) in the absence of any such employment, severance, consulting or other similar agreement (or the absence of any definition of “Disability” contained therein), a condition entitling the Participant to receive benefits under a long-term disability plan of the Service Recipient or other member of the Company Group in which such Participant is eligible to participate, or, in the absence of such a plan, the complete and permanent inability of the Participant by reason of illness or accident to perform the duties of the position at which the Participant was employed or served when such disability commenced. Any determination of whether Disability exists in the absence of a long-term disability plan shall be made by the Company (or its designee) in its sole and absolute discretion.

(s)               “Effective Date” means [●].2

(t)                “Eligible Person” means any: (i) individual employed by any member of the Company Group; provided, however, that no such employee covered by a collective bargaining agreement shall be an Eligible Person unless and to the extent that such eligibility is set forth in such collective bargaining agreement or in an agreement or instrument relating thereto; (ii) director or officer of any member of the Company Group; or (iii) consultant or advisor to any member of the Company Group who may be offered securities registrable pursuant to a registration statement on Form S-8 under the Securities Act, who, in the case of each of clauses (i) through (iii) above, has entered into an Award Agreement or who has received written notification from the Committee or its designee that they have been selected to participate in the Plan.

(u)               “Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations, or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations, or guidance.

(v)               “Exercise Price” has the meaning given to such term in Section 6(b) of the Plan.

(w)              “Fair Market Value” means, on a given date: (i) if the Common Stock is listed on a national securities exchange, the closing sales price of the Common Stock reported on the primary exchange on which the Common Stock is listed and traded on such date, or, if there are no such sales on that date, then on the last preceding date on which such sales were reported; (ii) if the Common Stock is not listed on any national securities exchange but is quoted in an inter-dealer quotation system on a last-sale basis, the average between the closing bid price and ask price reported on such date, or, if there is no such sale on that date, then on the last preceding date on which a sale was reported; or (iii) if the Common Stock is not listed on a national securities exchange or quoted in an inter-dealer quotation system on a last-sale basis, the amount determined by the Committee in good faith to be the fair market value of the Common Stock; provided, however, as to any Awards granted on or with a Date of Grant of the Effective Date, “Fair Market Value” shall be equal to the closing sales price on the Nasdaq Capital Market of a share of Common Stock on the last preceding date on which sales were reported prior to the Effective Date.

2 Note to Draft: To be the Closing Date (as defined in the Agreement and Plan of Merger by and among Experience Investment Corp., Blade Urban Air Mobility, Inc. and the other parties thereto (the “Merger Agreement”)).

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(x)               “GAAP” means generally accepted accounting principles.

(y)               “Immediate Family Members” has the meaning given to such term in Section 12(b) of the Plan.

(z)               “Incentive Stock Option” means an Option that is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in the Plan.

(aa)             “Indemnifiable Person” has the meaning given to such term in Section 4(e) of the Plan.

(bb)            “Non-Employee Director” means a member of the Board who is not an employee of any member of the Company Group.

(cc)             “Nonqualified Stock Option” means an Option that is not designated by the Committee as an Incentive Stock Option.

(dd)             “Option” means an Award granted under Section 6 of the Plan.

(ee)              “Option Period” has the meaning given to such term in Section 6(c) of the Plan.

(ff)              “Other Cash-Based Award” means an Award that is granted under Section 9 of the Plan that is denominated and/or payable in cash.

(gg)             “Other Equity-Based Award” means an Award that is not an Option, Stock Appreciation Right, Restricted Stock, or Restricted Stock Unit that is granted under Section 9 of the Plan and is (i) payable by delivery of Common Stock and/or (ii) measured by reference to the value of Common Stock.

(hh)             “Participant” means an Eligible Person who has been selected by the Committee to participate in the Plan and to receive an Award pursuant to the Plan.

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(ii)               “Performance Conditions” means specific levels of performance of the Company (and/or one or more members of the Company Group, divisions or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination of the foregoing), which may be determined in accordance with GAAP or on a non-GAAP basis on, without limitation, the following measures: (i) net earnings, net income (before or after taxes), adjusted net income after capital charges or consolidated net income; (ii) basic or diluted earnings per share (before or after taxes); (iii) net revenue or net revenue growth; (iv) gross revenue or gross revenue growth, gross profit or gross profit growth; (v) operating income or net operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on investment, assets, capital, employed capital, invested capital, equity, or sales); (vii) cash flow measures (including, but not limited to, operating cash flow, free cash flow, or cash flow return on capital), which may be, but are not required to be, measured on a per share basis; (viii) actual or adjusted earnings before or after interest, taxes, depreciation, and/or amortization (including EBIT and EBITDA) or earnings before interest, taxes, depreciation, amortization and restructuring costs (EBITDAR); (ix) gross or net operating margins; (x) productivity ratios; (xi) stock price (including, but not limited to, growth measures and total stockholder return); (xii) expense targets or cost reduction goals, general and administrative expense savings; (xiii) operating efficiency; (xiv) objective measures of customer/client satisfaction; (xv) working capital targets; (xvi) measures of economic value added or other ‘value creation’ metrics; (xvii) enterprise value; (xviii) sales; (xix) stockholder return; (xx) customer/client retention; (xxi) competitive market metrics; (xxii) employee satisfaction, employment practices and employee benefits or employee retention; (xxiii) supervision of litigation and information technology; (xxiv) objective measures of personal targets, goals, or completion of projects (including, but not limited to, succession and hiring projects, completion of specific acquisitions, dispositions, reorganizations, divestitures of subsidiaries and/or other affiliates or joint ventures, other monetization or liquidity events relating to subsidiaries, or other corporate transactions or capital-raising transactions, expansions of specific business operations, and meeting divisional or project budgets); (xxv) comparisons of continuing operations to other operations; (xxvi) market share; (xxvii) cost of capital, debt leverage, year-end cash position, book value, book value per share, tangible book value, tangible book value per share, cash book value or cash book value per share; (xxviii) strategic objectives; or (xxix) any combination of the foregoing. Any one or more of the aforementioned performance criteria may be stated as a percentage of another performance criteria, or used on an absolute or relative basis to measure the performance of one or more members of the Company Group as a whole or any divisions or operational and/or business units, product lines, brands, business segments, or administrative departments of the Company and/or one or more members of the Company Group or any combination thereof, as the Committee may deem appropriate, or any of the above performance criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices.

(jj)               “Permitted Transferee” has the meaning given to such term in Section 12(b) of the Plan.

(kk)             “Person” means any individual, entity, or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act).

(ll)               “Plan” means this Experience Investment Corp. 2021 Omnibus Incentive Plan, as it may be amended and/or restated from time to time.

(mm)           “Prior Plan” means the Fly Blade, Inc. 2015 Equity Incentive Plan, as amended.

(nn)            “Qualifying Director” means a Person who is, with respect to actions intended to obtain an exemption from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 under the Exchange Act, a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act.

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(oo)             “Restricted Period” means the period of time determined by the Committee during which an Award is subject to restrictions, including vesting conditions.

(pp)            “Restricted Stock” means Common Stock, subject to certain specified restrictions (which may include, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 8 of the Plan.

(qq)            “Restricted Stock Unit” means an unfunded and unsecured promise to deliver shares of Common Stock, cash, other securities, or other property, subject to certain restrictions (which may include, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 8 of the Plan.

(rr)               “SAR Period” has the meaning given to such term in Section 7(c) of the Plan.

(ss)             “Securities Act” means the Securities Act of 1933, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Securities Act shall be deemed to include any rules, regulations, or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations, or guidance.

(tt)               “Service Recipient” means, with respect to a Participant holding a given Award, the member of the Company Group by which the original recipient of such Award is, or following a Termination was most recently, principally employed or to which such original recipient provides, or following a Termination was most recently providing, services, as applicable.

(uu)            “Stock Appreciation Right” or “SAR” means an Award granted under Section 7 of the Plan.

(vv)             “Strike Price” has the meaning given to such term in Section 7(b) of the Plan.

(ww)           “Sub-Plans” means any sub-plan to the Plan that has been adopted by the Board or the Committee for the purpose of permitting or facilitating the offering of Awards to employees of certain Designated Foreign Subsidiaries or otherwise outside the jurisdiction of the United States of America, with each such Sub-Plan designed to comply with Applicable Law in such foreign jurisdictions. Although any Sub-Plan may be designated a separate and independent plan from the Plan in order to comply with Applicable Law, the Absolute Share Limit and the other limits specified in Section 5(b) of the Plan shall apply in the aggregate to the Plan and any Sub-Plan adopted hereunder.

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(xx)              “Subsidiary” means, with respect to any specified Person:

(i)              any corporation, association, or other business entity of which more than 50% of the total voting power of shares of such entity’s voting securities (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(ii)              any partnership (or any comparable foreign entity) (A) the sole general partner (or functional equivalent thereof) or the managing general partner of which is such Person or Subsidiary of such Person or (B) the only general partners (or functional equivalents thereof) of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

(yy)            “Substitute Awards” has the meaning given to such term in Section 5(e) of the Plan.

(zz)             “Termination” means the termination of a Participant’s employment or service, as applicable, with the Service Recipient for any reason (including death or Disability).

3.                  Effective Date; Duration. The Plan shall be effective as of the Effective Date. The expiration date of the Plan, on and after which date no Awards may be granted hereunder, shall be the tenth anniversary of the Effective Date; provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of the Plan shall continue to apply to such Awards.

4.                  Administration.

(a)               General. The Committee shall administer the Plan. To the extent required to comply with the provisions of Rule 16b-3 promulgated under the Exchange Act (if the Board is not acting as the Committee under the Plan), it is intended that each member of the Committee shall, at the time such member takes any action with respect to an Award under the Plan that is intended to qualify for the exemptions provided by Rule 16b-3 promulgated under the Exchange Act, be a Qualifying Director. However, the fact that a Committee member shall fail to qualify as a Qualifying Director shall not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.

(b)               Committee Authority. Subject to the provisions of the Plan and Applicable Law, the Committee shall have the sole and plenary authority, in addition to other express powers and authorizations conferred on the Committee by the Plan, to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of shares of Common Stock to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any Award (including, but not limited to, the time or times when Awards vest or may be exercised, including any Performance Conditions, any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the shares of Common Stock relating thereto, based in each case on such factors as the Committee will determine); (v) determine whether, to what extent, and under what circumstances Awards may be settled in, or exercised for, cash, Common Stock, other securities, other Awards, or other property, or canceled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, Common Stock, other securities, other Awards, or other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the Participant or of the Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in, and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of the Plan; (ix) adopt Sub-Plans; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

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(c)               Delegation. Except to the extent prohibited by Applicable Law, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any Person or Persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time. Without limiting the generality of the foregoing, the Committee may delegate to one or more officers of any member of the Company Group the authority to act on behalf of the Committee with respect to any matter, right, obligation, or election which is the responsibility of, or which is allocated to, the Committee herein, and which may be so delegated in accordance with Applicable Law, except for grants of Awards to Non-Employee Directors. Notwithstanding the foregoing in this Section 4(c), it is intended that any action under the Plan intended to qualify for an exemption provided by Rule 16b-3 promulgated under the Exchange Act related to Persons who are subject to Section 16 of the Exchange Act will be taken only by the Board or by a committee or subcommittee of two or more Qualifying Directors. However, the fact that any member of such committee or subcommittee shall fail to qualify as a Qualifying Director shall not invalidate any action that is otherwise valid under the Plan.

(d)               Finality of Decisions. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan, any Award or any Award Agreement shall be within the sole discretion of the Committee, may be made at any time, and shall be final, conclusive, and binding upon all Persons, including, without limitation, any member of the Company Group, any Participant, any holder or beneficiary of any Award, and any stockholder of the Company.

(e)               Indemnification. No member of the Board, the Committee, or any employee or agent of any member of the Company Group (each such Person, an “Indemnifiable Person”) shall be liable for any action taken or omitted to be taken or any determination made with respect to the Plan or any Award hereunder (unless constituting fraud, dishonesty, or a willful criminal act or omission). Each Indemnifiable Person shall be indemnified and held harmless by the Company to the maximum extent permitted by Applicable Law against and from any loss, cost, liability, or expense (including attorneys’ fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit, or proceeding to which such Indemnifiable Person may be a party or in which such Indemnifiable Person may be involved by reason of any action taken or omitted to be taken or determination made with respect to the Plan or any Award hereunder and against and from any and all amounts paid by such Indemnifiable Person with the Company’s approval, in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit, or proceeding against such Indemnifiable Person, and the Company shall advance to such Indemnifiable Person any such expenses promptly upon written request (which request shall include an undertaking by the Indemnifiable Person to repay the amount of such advance if it shall ultimately be determined, as provided below, that the Indemnifiable Person is not entitled to be indemnified); provided, that the Company shall have the right, at its own expense, to assume and defend any such action, suit, or proceeding and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company’s choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts, omissions, or determinations of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person’s fraud, dishonesty, or willful criminal act or omission or that such right of indemnification is otherwise prohibited by Applicable Law or by the organizational documents of any member of the Company Group. The foregoing right of indemnification shall not be exclusive of or otherwise supersede any other rights of indemnification to which such Indemnifiable Persons may be entitled under (i) the organizational documents of any member of the Company Group, (ii) pursuant to Applicable Law, (iii) an individual indemnification agreement or contract, or otherwise, or (iv) any other power that the Company may have to indemnify such Indemnifiable Persons or hold such Indemnifiable Persons harmless.

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(f)                Board Authority. Notwithstanding anything to the contrary contained in the Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer the Plan with respect to such Awards. Any such actions by the Board shall be subject to Applicable Law. In any such case, the Board shall have all the authority granted to the Committee under the Plan.

5.                  Grant of Awards; Shares Subject to the Plan; Limitations.

(a)               Grants. The Committee may, from time to time, grant Awards to one or more Eligible Persons. All Awards granted under the Plan shall vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee, including, without limitation, attainment of Performance Conditions.

(b)               Share Reserve and Limits. Awards granted under the Plan shall be subject to the following limitations: (i) subject to Section 10 of the Plan, no more than [insert the number of shares of Common Stock equal to [__]% of the fully diluted shares of Common Stock as of the Effective Time (as defined in the Merger Agreement)] shares of Common Stock (the “Absolute Share Limit”) shall be available for Awards under the Plan; provided, however, that the Absolute Share Limit shall be automatically increased (A) on the first day of each fiscal year following the fiscal year in which the Effective Date falls in an amount equal to the least of (x) [insert the number of shares of Common Stock equal to [__]% of the fully diluted shares of Common Stock as of the Effective Time (as defined in the Merger Agreement)] shares of Common Stock, (y) [__]% of the total number of shares of Common Stock outstanding on the last day of the immediately preceding fiscal year, and (z) a lower number of shares of Common Stock as determined by the Board; and (B) for any shares of Common Stock underlying awards outstanding under the Prior Plan that, on or after the Effective Date, expire or are canceled, forfeited, terminated, settled in cash or otherwise settled without issuance to the holder thereof the full number of shares of Common Stock to which the award related and thereupon become available for grant under the Plan pursuant to Section 5(c) of the Plan; (ii) subject to Section 10 of the Plan, no more than the number of shares of Common Stock equal to the Absolute Share Limit may be issued in the aggregate pursuant to the exercise of Incentive Stock Options granted under the Plan; and (iii) during a single fiscal year, each Non-Employee Director, shall be granted a number of shares Common Stock subject to Awards, taken together with any cash fees paid to such Non-Employee Director during such fiscal year, equal to (A) a total value of $[_____] (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes) or (B) such lower amount as determined by the Board prior to the Date of Grant, either as part of the Company’s non-employee director compensation program or as otherwise determined by the Board in the event of any change to such non-employee director’s compensation program or for any particular period of service. To the extent the Board makes a determination pursuant to clause (iii)(B) above with respect to any year of service, such determination shall in no event be applicable to any subsequent year of service without a further determination by the Board in respect of any subsequent year of service.

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(c)               Share Counting. Other than with respect to Substitute Awards, to the extent that an Award (or, if granted under the Prior Plan, award) expires or is canceled, forfeited, terminated, settled in cash, or otherwise is settled without issuance to the Participant of the full number of shares of Common Stock to which the Award (or, if granted under the Prior Plan, award) related, the unissued shares of Common Stock will again be available for grant under the Plan. Shares of Common Stock withheld in payment of the Exercise Price, or taxes relating to an Award (or, if granted under the Prior Plan, award), and shares equal to the number of shares surrendered in payment of any Exercise Price, or taxes relating to an Award, shall be deemed to constitute shares not issued to the Participant and shall be deemed to again be available for Awards under the Plan; provided, however, that such shares shall not become available for issuance hereunder if either: (i) the applicable shares are withheld or surrendered following the termination of the Plan; or (ii) at the time the applicable shares are withheld or surrendered, it would constitute a material revision of the Plan subject to stockholder approval under any then-applicable rules of the national securities exchange on which the Common Stock is listed.

(d)               Source of Shares. Shares of Common Stock issued by the Company in settlement of Awards may be authorized and unissued shares, shares of Common Stock held in the treasury of the Company, shares of Common Stock purchased on the open market or by private purchase, or a combination of the foregoing.

(e)               Substitute Awards. Awards may, in the sole discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding Awards previously granted by an entity directly or indirectly acquired by the Company or with which the Company combines (“Substitute Awards”). Substitute Awards shall not be counted against the Absolute Share Limit; provided, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding Options intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code shall be counted against the aggregate number of shares of Common Stock available for Awards of Incentive Stock Options under the Plan. Subject to applicable stock exchange requirements, available shares under a stockholder-approved plan of an entity directly or indirectly acquired by the Company or with which the Company combines (as appropriately adjusted to reflect the acquisition or combination transaction) may be used for Awards under the Plan and shall not reduce the number of shares of Common Stock available for issuance under the Plan.

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6.                  Options.

(a)               General. Each Option granted under the Plan shall be evidenced by an Award Agreement, which agreement need not be the same for each Participant. Each Option so granted shall be subject to the conditions set forth in this Section 6, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. All Options granted under the Plan shall be Nonqualified Stock Options unless the applicable Award Agreement expressly states that the Option is intended to be an Incentive Stock Option. Incentive Stock Options shall be granted only to Eligible Persons who are employees of a member of the Company Group, and no Incentive Stock Option shall be granted to any Eligible Person who is ineligible to receive an Incentive Stock Option under the Code. No Option shall be treated as an Incentive Stock Option unless the Plan has been approved by the stockholders of the Company in a manner intended to comply with the stockholder approval requirements of Section 422(b)(1) of the Code; provided, that any Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Nonqualified Stock Option unless and until such approval is obtained. In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to, and comply with, such rules as may be prescribed by Section 422 of the Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Option or portion thereof shall be regarded as a Nonqualified Stock Option appropriately granted under the Plan.

(b)               Exercise Price. Except as otherwise provided by the Committee in the case of Substitute Awards, the exercise price (“Exercise Price”) per share of Common Stock for each Option shall not be less than 100% of the Fair Market Value of such share (determined as of the Date of Grant); provided, however, that in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns stock representing more than 10% of the voting power of all classes of stock of any member of the Company Group, the Exercise Price per share shall be no less than 110% of the Fair Market Value per share on the Date of Grant.

(c)               Vesting and Expiration; Termination.

(i)               Options shall vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee including, without limitation, those set forth in Section 5(a) of the Plan; provided, however, that notwithstanding any such vesting dates or events, the Committee may in its sole discretion accelerate the vesting of any Options at any time and for any reason. Options shall expire upon a date determined by the Committee, not to exceed ten years from the Date of Grant (the “Option Period”); provided, that if the Option Period (other than in the case of an Incentive Stock Option) would expire at a time when trading in the Common Stock is prohibited by the Company’s insider trading policy (or Company-imposed “blackout period”), then the Option Period shall be automatically extended until the 30th day following the expiration of such prohibition. Notwithstanding the foregoing, in no event shall the Option Period exceed five years from the Date of Grant in the case of an Incentive Stock Option granted to a Participant who on the Date of Grant owns stock representing more than 10% of the voting power of all classes of stock of any member of the Company Group.

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(ii)              Unless otherwise determined by the Committee, whether in an Award Agreement or otherwise, in the event of: (A) a Participant’s Termination by the Service Recipient for Cause, all outstanding Options granted to such Participant shall immediately terminate and expire; (B) a Participant’s Termination due to death or Disability, each outstanding unvested Option granted to such Participant shall immediately terminate and expire, and each outstanding vested Option shall remain exercisable for one year thereafter (but in no event beyond the expiration of the Option Period); and (C) a Participant’s Termination for any other reason, each outstanding unvested Option granted to such Participant shall immediately terminate and expire, and each outstanding vested Option shall remain exercisable for 90 days thereafter (but in no event beyond the expiration of the Option Period).

(d)               Method of Exercise and Form of Payment. No shares of Common Stock shall be issued pursuant to any exercise of an Option until payment in full of the Exercise Price therefor is received by the Company and the Participant has paid to the Company an amount equal to any federal, state, local, and non-U.S. income, employment, and any other applicable taxes that are statutorily required to be withheld in accordance with Section 12(d) of the Plan. Options that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company (or telephonic instructions to the extent provided by the Committee) in accordance with the terms of the Option accompanied by payment of the Exercise Price. The Exercise Price shall be payable: (i) in cash, check, cash equivalent, and/or shares of Common Stock valued at the Fair Market Value at the time the Option is exercised (including, pursuant to procedures approved by the Committee, by means of attestation of ownership of a sufficient number of shares of Common Stock in lieu of actual issuance of such shares to the Company); provided, that such shares of Common Stock are not subject to any pledge or other security interest and have been held by the Participant for at least six months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment applying GAAP); or (ii) by such other method as the Committee may permit in its sole discretion, including, without limitation (A) in other property having a fair market value on the date of exercise equal to the Exercise Price; (B) if there is a public market for the Common Stock at such time, by means of a broker-assisted “cashless exercise” pursuant to which the Company is delivered (including telephonically to the extent permitted by the Committee) a copy of irrevocable instructions to a stockbroker to sell the shares of Common Stock otherwise issuable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price; or (C) a “net exercise” procedure effected by withholding the minimum number of shares of Common Stock otherwise issuable in respect of an Option that are needed to pay the Exercise Price and any federal, state, local, and non-U.S. income, employment, and any other applicable taxes that are statutorily required to be withheld in accordance with Section 12(d) of the Plan. Any fractional share of Common Stock shall be settled in cash.

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(e)               Notification upon Disqualifying Disposition of an Incentive Stock Option. Each Participant awarded an Incentive Stock Option under the Plan shall notify the Company in writing immediately after the date the Participant makes a disqualifying disposition of any shares of Common Stock acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such share of Common Stock before the later of (i) the date that is two years after the Date of Grant of the Incentive Stock Option, or (ii) the date that is one year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession, as agent for the applicable Participant, of any share of Common Stock acquired pursuant to the exercise of an Incentive Stock Option until the end of the period described in the preceding sentence, subject to complying with any instructions from such Participant as to the sale of such share of Common Stock.

(f)                Compliance With Applicable Laws, etc. Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise an Option in a manner which the Committee determines would violate the Sarbanes-Oxley Act of 2002, as it may be amended from time to time, or any other Applicable Law.

7.                  Stock Appreciation Rights.

(a)               General. Each SAR granted under the Plan shall be evidenced by an Award Agreement. Each SAR so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement. Any Option granted under the Plan may include tandem SARs. The Committee also may award SARs to Eligible Persons independent of any Option.

(b)               Strike Price. Except as otherwise provided by the Committee in the case of Substitute Awards, the strike price (“Strike Price”) per share of Common Stock for each SAR shall not be less than 100% of the Fair Market Value of such share (determined as of the Date of Grant). Notwithstanding the foregoing, a SAR granted in tandem with (or in substitution for) an Option previously granted shall have a Strike Price equal to the Exercise Price of the corresponding Option.

(c)               Vesting and Expiration; Termination.

(i)               A SAR granted in connection with an Option shall become exercisable and shall expire according to the same vesting schedule and expiration provisions as the corresponding Option. A SAR granted independent of an Option shall vest and become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee including, without limitation, those set forth in Section 5(a) of the Plan; provided, however, that notwithstanding any such vesting dates or events, the Committee may, in its sole discretion, accelerate the vesting of any SAR at any time and for any reason. SARs shall expire upon a date determined by the Committee, not to exceed ten years from the Date of Grant (the “SAR Period”); provided, that if the SAR Period would expire at a time when trading in the Common Stock is prohibited by the Company’s insider trading policy (or Company-imposed “blackout period”), then the SAR Period shall be automatically extended until the 30th day following the expiration of such prohibition.

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(ii)              Unless otherwise determined by the Committee, whether in an Award Agreement or otherwise, in the event of: (A) a Participant’s Termination by the Service Recipient for Cause, all outstanding SARs granted to such Participant shall immediately terminate and expire; (B) a Participant’s Termination due to death or Disability, each outstanding unvested SAR granted to such Participant shall immediately terminate and expire, and each outstanding vested SAR shall remain exercisable for one year thereafter (but in no event beyond the expiration of the SAR Period); and (C) a Participant’s Termination for any other reason, each outstanding unvested SAR granted to such Participant shall immediately terminate and expire, and each outstanding vested SAR shall remain exercisable for 90 days thereafter (but in no event beyond the expiration of the SAR Period).

(d)               Method of Exercise. SARs that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award, specifying the number of SARs to be exercised and the date on which such SARs were awarded.

(e)               Payment. Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of shares subject to the SAR that is being exercised multiplied by the excess of the Fair Market Value of one share of Common Stock on the exercise date over the Strike Price, less an amount equal to any federal, state, local, and non-U.S. income, employment, and any other applicable taxes that are statutorily required to be withheld in accordance with Section 12(d) of the Plan. The Company shall pay such amount in cash, in shares of Common Stock valued at Fair Market Value, or any combination thereof, as determined by the Committee. Any fractional share of Common Stock shall be settled in cash.

8.                  Restricted Stock and Restricted Stock Units.

(a)               General. Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an Award Agreement. Each Restricted Stock and Restricted Stock Unit so granted shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement.

(b)               Stock Certificates and Book-Entry Notation; Escrow or Similar Arrangement. Upon the grant of Restricted Stock, the Committee shall, at its discretion, cause a stock certificate registered in the name of the Participant to be issued or shall cause share(s) of Common Stock to be registered in the name of the Participant and held in book-entry form subject to the Company’s directions and, if the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than issued to the Participant pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (i) an escrow agreement satisfactory to the Committee, if applicable, and (ii) the appropriate stock power (endorsed in blank) with respect to the Restricted Stock covered by such agreement. If a Participant shall fail to execute and deliver (in a manner permitted under Section 12(a) of the Plan or as otherwise determined by the Committee) an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and blank stock power within the amount of time specified by the Committee, the Award shall be null and void. Subject to the restrictions set forth in this Section 8, Section 12(b) of the Plan, and the applicable Award Agreement, a Participant generally shall have the rights and privileges of a stockholder as to shares of Restricted Stock, including, without limitation, the right to vote such Restricted Stock. To the extent shares of Restricted Stock are forfeited, any stock certificates issued to the Participant evidencing such shares shall be returned to the Company without undue delay, and all rights of the Participant to such shares and as a stockholder with respect thereto shall terminate automatically without further obligation on the part of the Company. A Participant shall have no rights or privileges as a stockholder as to Restricted Stock Units.

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(c)               Vesting; Termination.

(i)               Restricted Stock and Restricted Stock Units shall vest, and any applicable Restricted Period shall lapse, in such manner and on such date or dates or upon such event or events as determined by the Committee including, without limitation, those set forth in Section 5(a) of the Plan; provided, however, that notwithstanding any such dates or events, the Committee may, in its sole discretion, accelerate the vesting of any Restricted Stock or Restricted Stock Unit or the lapsing of any applicable Restricted Period at any time and for any reason.

(ii)              Unless otherwise determined by the Committee, whether in an Award Agreement or otherwise, in the event of a Participant’s Termination for any reason prior to the time that such Participant’s Restricted Stock or Restricted Stock Units, as applicable, have vested, (A) all vesting with respect to such Participant’s Restricted Stock or Restricted Stock Units, as applicable, shall cease and (B) unvested shares of Restricted Stock and unvested Restricted Stock Units, as applicable, shall be forfeited to the Company by the Participant for no consideration as of the date of such Termination.

(d)               Issuance of Restricted Stock and Settlement of Restricted Stock Units.

(i)               Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in the applicable Award Agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award Agreement. If an escrow arrangement is used, upon such expiration the Company shall issue to the Participant or the Participant’s beneficiary, without charge, the stock certificate (or, if applicable, a notice evidencing a book-entry notation) evidencing the shares of Restricted Stock that have not then been forfeited and with respect to which the Restricted Period has expired (rounded down to the nearest full share).

(ii)              Unless otherwise determined by the Committee in an Award Agreement or otherwise, upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Company shall issue to the Participant or the Participant’s beneficiary, without charge, one share of Common Stock (or other securities or other property, as applicable) for each such outstanding Restricted Stock Unit; provided, however, that the Committee may, in its sole discretion, elect to (A) pay cash or part cash and part shares of Common Stock in lieu of issuing only shares of Common Stock in respect of such Restricted Stock Units or (B) defer the issuance of shares of Common Stock (or cash or part cash and part shares of Common Stock, as the case may be) beyond the expiration of the Restricted Period if such extension would not cause adverse tax consequences under Section 409A of the Code. If a cash payment is made in lieu of issuing shares of Common Stock in respect of such Restricted Stock Units, the amount of such payment shall be equal to the Fair Market Value per share of Common Stock as of the date on which the Restricted Period lapsed with respect to such Restricted Stock Units.

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(e)               Legends on Restricted Stock. Each certificate, if any, or book entry representing Restricted Stocks awarded under the Plan, if any, shall bear a legend or book-entry notation substantially in the form of the following, in addition to any other information the Company deems appropriate, until the lapse of all restrictions with respect to such shares of Common Stock:

TRANSFER OF THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY IS RESTRICTED PURSUANT TO THE TERMS OF THE Experience investment Corp. 2021 Omnibus INCENTIVE PLAN AND A RESTRICTED Stock AWARD AGREEMENT BETWEEN experience investment corp. AND THE PARTICIPANT. A COPY OF SUCH PLAN AND AWARD AGREEMENT IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF experience investment corp.

9.                  Other Equity-Based Awards and Other Cash-Based Awards. The Committee may grant Other Equity-Based Awards and Other Cash-Based Awards under the Plan to Eligible Persons, alone or in tandem with other Awards, in such amounts and dependent on such conditions as the Committee shall from time to time in its sole discretion determine including, without limitation, those set forth in Section 5(a) of the Plan. Each Other Equity-Based Award granted under the Plan shall be evidenced by an Award Agreement and each Other Cash-Based Award granted under the Plan shall be evidenced in such form as the Committee may determine from time to time. Each Other Equity-Based Award or Other Cash-Based Award, as applicable, so granted shall be subject to such conditions not inconsistent with the Plan as may be reflected in the applicable Award Agreement or other form evidencing such Award, including, without limitation, those set forth in Section 12(c) of the Plan.

10.                Changes in Capital Structure and Similar Events. Notwithstanding any other provision in this Plan to the contrary, the following provisions shall apply to all Awards granted hereunder (other than Other Cash-Based Awards):

(a)               General. In the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase, or exchange of shares of Common Stock or other securities of the Company, issuance of warrants or other rights to acquire shares of Common Stock or other securities of the Company, or other similar corporate transaction or event that affects the shares of Common Stock (including a Change in Control), or (ii) unusual or nonrecurring events affecting the Company, including changes in applicable rules, rulings, regulations, or other requirements, that the Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, Participants (any event in (i) or (ii), an “Adjustment Event”), the Committee shall, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it, in its sole discretion, deems equitable, to any or all of: (A) the Absolute Share Limit, or any other limit applicable under the Plan with respect to the number of Awards that may be granted hereunder; (B) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) that may be issued in respect of Awards or with respect to which Awards may be granted under the Plan or any Sub-Plan; and (C) the terms of any outstanding Award, including, without limitation, (I) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate; (II) the Exercise Price or Strike Price with respect to any Award; or (III) any applicable performance measures; provided, that in the case of any “equity restructuring” (within the meaning of the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor pronouncement thereto)), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. Any adjustment under this Section 10 shall be conclusive and binding for all purposes.

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(b)               Adjustment Events. Without limiting the foregoing, except as may otherwise be provided in an Award Agreement, in connection with any Adjustment Event, the Committee may, in its sole discretion, provide for any one or more of the following:

(i)               substitution or assumption of Awards (or awards of an acquiring company), acceleration of the exercisability of, lapse of restrictions on, or termination of Awards, or a period of time (which shall not be required to be more than ten days) for Participants to exercise outstanding Awards prior to the occurrence of such event (and any such Award not so exercised shall terminate upon the occurrence of such event); and

(ii)              subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, cancellation of any one or more outstanding Awards and payment to the holders of such Awards that are vested as of such cancellation (including, without limitation, any Awards that would vest as a result of the occurrence of such event but for such cancellation or for which vesting is accelerated by the Committee in connection with such event) the value of such Awards, if any, as determined by the Committee (which value, if applicable, may be based upon the price per share of Common Stock received or to be received by other stockholders of the Company in such event), including, without limitation, in the case of an outstanding Option or SAR, a cash payment in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Committee) of the shares of Common Stock subject to such Option or SAR over the aggregate Exercise Price or Strike Price of such Option or SAR (it being understood that, in such event, any Option or SAR having a per share Exercise Price or Strike Price equal to, or in excess of, the Fair Market Value of a share of Common Stock subject thereto may be canceled and terminated without any payment or consideration therefor), or, in the case of Restricted Stock, Restricted Stock Units, or Other Equity-Based Awards that are not vested as of such cancellation, a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such Restricted Stock, Restricted Stock Units, or Other Equity-Based Awards prior to cancellation, or the underlying shares in respect thereof.

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Payments to holders pursuant to clause (ii) above shall be made in cash or, in the sole discretion of the Committee, in the form of such other consideration necessary for a Participant to receive property, cash, or securities (or combination thereof) as such Participant would have been entitled to receive upon the occurrence of the transaction if the Participant had been, immediately prior to such transaction, the holder of the number of shares of Common Stock covered by the Award at such time (less any applicable Exercise Price or Strike Price).

(c)               Other Requirements. Prior to any payment or adjustment contemplated under this Section 10, the Committee may require a Participant to (i) represent and warrant as to the unencumbered title to the Participant’s Awards; (ii) bear such Participant’s pro rata share of any post-closing indemnity obligations, and be subject to the same post-closing purchase price adjustments, escrow terms, offset rights, holdback terms, and similar conditions as the other holders of Common Stock, subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code; and (iii) deliver customary transfer documentation as reasonably determined by the Committee.

(d)               Fractional Shares. Any adjustment provided under this Section 10 may provide for the elimination of any fractional share that might otherwise become subject to an Award.

(e)               Binding Effect. Any adjustment, substitution, determination of value or other action taken by the Committee under this Section 10 shall be conclusive and binding for all purposes.

11.               Amendments and Termination.

(a)               Amendment and Termination of the Plan. The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuance, or termination shall be made without stockholder approval if: (i) such approval is required under Applicable Law; (ii) it would materially increase the number of securities which may be issued under the Plan (except for increases pursuant to Section 5 or 10 of the Plan), or (iii) it would materially modify the requirements for participation in the Plan; provided further, that any such amendment, alteration, suspension, discontinuance, or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder, or beneficiary. Notwithstanding the foregoing, no amendment shall be made to the last proviso of Section 11(b) of the Plan without stockholder approval.

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(b)               Amendment of Award Agreements. The Committee may, to the extent consistent with the terms of the Plan and any applicable Award Agreement, in its sole discretion, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel, or terminate, any Award theretofore granted or the associated Award Agreement, prospectively or retroactively (including after a Participant’s Termination); provided, that, other than pursuant to Section 10, any such waiver, amendment, alteration, suspension, discontinuance, cancellation, or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant; provided further, that without stockholder approval, except as otherwise permitted under Section 10 of the Plan, (i) no amendment or modification may reduce the Exercise Price of any Option or the Strike Price of any SAR; (ii) the Committee may not cancel any outstanding Option or SAR and replace it with a new Option or SAR (with a lower Exercise Price or Strike Price, as the case may be) or other Award or cash payment that is greater than the intrinsic value (if any) of the canceled Option or SAR; and (iii) the Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted.

12.                General.

(a)               Award Agreements. Each Award (other than an Other Cash-Based Award) under the Plan shall be evidenced by an Award Agreement, which shall be delivered to the Participant to whom such Award was granted and shall specify the terms and conditions of the Award and any rules applicable thereto, including, without limitation, any Performance Conditions, the effect on such Award of the death, Disability, or Termination of a Participant, or of such other events as may be determined by the Committee. For purposes of the Plan, an Award Agreement may be in any such form (written or electronic) as determined by the Committee (including, without limitation, a Board or Committee resolution, an employment agreement, a notice, a certificate, or a letter) evidencing the Award. The Committee need not require an Award Agreement to be signed by the Participant or a duly authorized representative of the Company.

(b)               Nontransferability.

(i)               Each Award shall be exercisable only by such Participant to whom such Award was granted during the Participant’s lifetime, or, if permissible under Applicable Law, by the Participant’s legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold, or otherwise transferred or encumbered by a Participant (unless such transfer is specifically required pursuant to a domestic relations order or by Applicable Law) other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer, or encumbrance shall be void and unenforceable against any member of the Company Group; provided, that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer, or encumbrance.

(ii)              Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards (other than Incentive Stock Options) to be transferred by a Participant, without consideration, subject to such rules as the Committee may adopt consistent with any applicable Award Agreement to preserve the purposes of the Plan, to: (A) any Person who is a “family member” of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act or any successor form of registration statement promulgated by the Securities and Exchange Commission (collectively, the “Immediate Family Members”); (B) a trust solely for the benefit of the Participant and the Participant’s Immediate Family Members; (C) a partnership or limited liability company whose only partners or stockholders are the Participant and the Participant’s Immediate Family Members; or (D) a beneficiary to whom donations are eligible to be treated as “charitable contributions” for federal income tax purposes (each transferee described in clauses (A), (B), (C), and (D) above is hereinafter referred to as a “Permitted Transferee”); provided, that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of the Plan.

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(iii)            The terms of any Award transferred in accordance with clause (ii) above shall apply to the Permitted Transferee and any reference in the Plan or in any applicable Award Agreement to a Participant shall be deemed to refer to the Permitted Transferee, except that: (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) Permitted Transferees shall not be entitled to exercise any transferred Option unless there shall be in effect a registration statement on an appropriate form covering the shares of Common Stock to be acquired pursuant to the exercise of such Option if the Committee determines, consistent with any applicable Award Agreement, that such a registration statement is necessary or appropriate; (C) neither the Committee nor the Company shall be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under the Plan or otherwise; and (D) the consequences of a Participant’s Termination under the terms of the Plan and the applicable Award Agreement shall continue to be applied with respect to the Participant, including, without limitation, that an Option shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in the Plan and the applicable Award Agreement.

(c)               Dividends and Dividend Equivalents.

(i)               The Committee may, in its sole discretion, provide a Participant as part of an Award with dividends, dividend equivalents, or similar payments in respect of Awards, payable in cash, shares of Common Stock, other securities, other Awards or other property, on a current or deferred basis, on such terms and conditions as may be determined by the Committee in its sole discretion, including, without limitation, payment directly to the Participant, withholding of such amounts by the Company subject to vesting of the Award or reinvestment in additional shares of Common Stock, Restricted Stock or other Awards.

(ii)              Without limiting the foregoing, unless otherwise provided in the Award Agreement, any dividend otherwise payable in respect of any shares of Restricted Stock that remain subject to vesting conditions at the time of payment of such dividend shall be retained by the Company, remain subject to the same vesting conditions as the Restricted Stock to which the dividend relates and shall be delivered (without interest) to the Participant within 15 days following the date on which such restrictions on such Restricted Stock lapse (and the right to any such accumulated dividends shall be forfeited upon the forfeiture of the Restricted Stock to which such dividends relate).

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(iii)            To the extent provided in an Award Agreement, the holder of outstanding Restricted Stock Units shall be entitled to be credited with dividend equivalent payments (upon the payment by the Company of dividends on shares of Common Stock) either in cash or, in the sole discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such dividends (and interest may, in the sole discretion of the Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Committee), which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time as the underlying Restricted Stock Units are settled following the date on which the Restricted Period lapses with respect to such Restricted Stock Units, and if such Restricted Stock Units are forfeited, the Participant shall have no right to such dividend equivalent payments (or interest thereon, if applicable).

(d)               Tax Withholding.

(i)              A Participant shall be required to pay to the Company or one or more of its Subsidiaries, as applicable, an amount in cash (by check or wire transfer) equal to the aggregate amount of any income, employment, and/or other applicable taxes that are statutorily required to be withheld in respect of an Award. Alternatively, the Company or any of its Subsidiaries may elect, in its sole discretion, to satisfy this requirement by withholding such amount from any cash compensation or other cash amounts owing to a Participant.

(ii)              Without limiting the foregoing, the Committee may (but is not obligated to), in its sole discretion, permit or require a Participant to satisfy all or any portion of the minimum income, employment, and/or other applicable taxes that are statutorily required to be withheld with respect to an Award by: (A) the delivery of shares of Common Stock (which are not subject to any pledge or other security interest) that have been both held by the Participant and vested for at least six months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment under applicable accounting standards) having an aggregate Fair Market Value equal to such minimum statutorily required withholding liability (or portion thereof); or (B) having the Company withhold from the shares of Common Stock otherwise issuable or deliverable to, or that would otherwise be retained by, the Participant upon the grant, exercise, vesting, or settlement of the Award, as applicable, a number of shares of Common Stock with an aggregate Fair Market Value equal to an amount, subject to clause (iii) below, not in excess of such minimum statutorily required withholding liability (or portion thereof).

(iii)             The Committee, subject to its having considered the applicable accounting impact of any such determination, has full discretion to allow Participants to satisfy, in whole or in part, any additional income, employment, and/or other applicable taxes payable by them with respect to an Award by electing to have the Company withhold from the shares of Common Stock otherwise issuable or deliverable to, or that would otherwise be retained by, a Participant upon the grant, exercise, vesting, or settlement of the Award, as applicable, shares of Common Stock having an aggregate Fair Market Value that is greater than the applicable minimum required statutory withholding liability (but such withholding may in no event be in excess of the maximum statutory withholding amount(s) in a Participant’s relevant tax jurisdictions).

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(e)               No Claim to Awards; No Rights to Continued Employment; Waiver. No employee of any member of the Company Group, or other Person, shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Service Recipient or any other member of the Company Group, nor shall it be construed as giving any Participant any rights to continued service on the Board. The Service Recipient or any other member of the Company Group may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or any Award Agreement. By accepting an Award under the Plan, a Participant shall thereby be deemed to have waived any claim to continued exercise or vesting of an Award or to damages or severance entitlement related to non-continuation of the Award beyond the period provided under the Plan or any Award Agreement, except to the extent of any provision to the contrary in any written employment contract or other agreement between the Service Recipient and/or any member of the Company Group and the Participant, whether any such agreement is executed before, on, or after the Date of Grant.

(f)                International Participants. With respect to Participants who reside or work outside of the United States of America, the Committee may, in its sole discretion, amend the terms of the Plan and create or amend Sub-Plans or amend outstanding Awards with respect to such Participants in order to permit or facilitate participation in the Plan by such Participants, conform such terms with the requirements of Applicable Law or to obtain more favorable tax or other treatment for a Participant or any member of the Company Group.

(g)               Designation and Change of Beneficiary. Each Participant may file with the Committee a written designation of one or more Persons as the beneficiary or beneficiaries, as applicable, who shall be entitled to receive the amounts payable with respect to an Award, if any, due under the Plan upon the Participant’s death. A Participant may, from time to time, revoke or change the Participant’s beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation received by the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant’s death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be the Participant’s spouse or, if the Participant is unmarried at the time of death, the Participant’s estate.

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(h)               Termination. Except as otherwise provided in an Award Agreement, unless determined otherwise by the Committee at any point following such event: (i) neither a temporary absence from employment or service due to illness, vacation, or leave of absence (including, without limitation, a call to active duty for military service through a Reserve or National Guard unit) nor a transfer from employment or service with one Service Recipient to employment or service with another Service Recipient (or vice-versa) shall be considered a Termination; and (ii) if a Participant undergoes a Termination, but such Participant continues to provide services to the Company Group in a non-employee capacity, including as a consultant, such change in status shall not be considered a Termination for purposes of the Plan. Further, unless otherwise determined by the Committee, in the event that any Service Recipient ceases to be a member of the Company Group (by reason of sale, divestiture, spin-off, or other similar transaction), unless a Participant’s employment or service is transferred to another entity that would constitute a Service Recipient immediately following such transaction, such Participant shall be deemed to have suffered a Termination hereunder as of the date of the consummation of such transaction.

(i)                No Rights as a Stockholder. Except as otherwise specifically provided in the Plan or any Award Agreement, no Person shall be entitled to the privileges of ownership in respect of shares of Common Stock that are subject to Awards hereunder until such shares have been issued or delivered to such Person.

(j)                Government and Other Regulations.

(i)               The obligation of the Company to settle Awards in shares of Common Stock or other consideration shall be subject to compliance with Applicable Law. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any shares of Common Stock pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel (if the Company has requested such an opinion), satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the shares of Common Stock to be offered or sold under the Plan. The Committee shall have the authority to provide that all shares of Common Stock or other securities of any member of the Company Group issued under the Plan shall be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award Agreement and Applicable Law, and, without limiting the generality of Section 8 of the Plan, the Committee may cause a legend or legends to be put on certificates representing shares of Common Stock or other securities of any member of the Company Group issued under the Plan to make appropriate reference to such restrictions or may cause such shares of Common Stock or other securities of any member of the Company Group issued under the Plan in book-entry form to be held subject to the Company’s instructions or subject to appropriate stop-transfer orders. Notwithstanding any provision in the Plan to the contrary, the Committee reserves the right to add, at any time, any additional terms or provisions to any Award granted under the Plan that the Committee, in its sole discretion, deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

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(ii)              The Committee may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company’s acquisition of shares of Common Stock from the public markets, the Company’s issuance of Common Stock to the Participant, the Participant’s acquisition of Common Stock from the Company, and/or the Participant’s sale of Common Stock to the public markets, illegal, impracticable, or inadvisable. If the Committee determines to cancel all or any portion of an Award in accordance with the foregoing, the Company shall, subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code: (A) pay to the Participant an amount equal to the excess of (I) the aggregate Fair Market Value of the shares of Common Stock subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the shares would have been vested or issued, as applicable), over (II) the aggregate Exercise Price or Strike Price (in the case of an Option or SAR, respectively) or any amount payable as a condition of issuance of shares of Common Stock (in the case of any other Award), with such amount being delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof or (B) in the case of Restricted Stock, Restricted Stock Units, or Other Equity-Based Awards, provide the Participant with a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such Restricted Stock, Restricted Stock Units, or Other Equity-Based Awards, or the underlying shares in respect thereof.

(k)               No Section 83(b) Elections Without Consent of Company. No election under Section 83(b) of the Code or under a similar provision of law may be made unless expressly permitted by the terms of the applicable Award Agreement or by action of the Committee (or its designee in accordance with Section 4(c) of the Plan) in writing prior to the making of such election. If a Participant, in connection with the acquisition of shares of Common Stock under the Plan or otherwise, is expressly permitted to make such election and the Participant makes the election, the Participant shall notify the Company of such election within ten days of filing notice of the election with the Internal Revenue Service or other governmental authority, in addition to any filing and notification required pursuant to Section 83(b) of the Code or other applicable provision.

(l)                Payments to Persons Other Than Participants. If the Committee shall find that any Person to whom any amount is payable under the Plan is unable to care for the Participant’s affairs because of illness or accident, or is a minor, or has died, then any payment due to such Person or the Participant’s estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to the Participant’s spouse, child, relative, an institution maintaining or having custody of such Person, or any other Person deemed by the Committee to be a proper recipient on behalf of such Person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

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(m)              Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of equity-based awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

(n)               No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between any member of the Company Group, on the one hand, and a Participant or other Person, on the other hand. No provision of the Plan or any Award shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company be obligated to maintain separate bank accounts, books, records, or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other service providers under general law.

(o)               Reliance on Reports. Each member of the Committee and each member of the Board shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent public accountant of any member of the Company Group and/or any other information furnished in connection with the Plan by any agent of the Company or the Committee or the Board, other than himself or herself.

(p)               Relationship to Other Benefits. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance, or other benefit plan of the Company except as otherwise specifically provided in such other plan or as required by Applicable Law.

(q)               Governing Law. THIS PLAN AND ITS ENFORCEMENT AND ANY CONTROVERSY ARISING OUT OF OR RELATING TO ANY RIGHTS AND OBLIGATIONS HEREUNDER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF [NEW YORK]. Each Participant who accepts an Award hereby (i) agrees that any action, directly or indirectly, arising out of, under or relating to the Plan or any Award hereunder shall exclusively be brought in and shall exclusively be heard and determined by either the Supreme Court of the State of [New York] sitting in [Manhattan or the United States District Court for the Southern District of New York], and (ii) solely in connection with the action(s) contemplated by subsection (i) hereof, (A) irrevocably and unconditionally consents and submits to the exclusive jurisdiction of the courts identified in subsection (i) hereof, (B) irrevocably and unconditionally waives any objection to the laying of venue in any of the courts identified in clause (i) of this Section 12(q), (C) irrevocably and unconditionally waives and agrees not to plead or claim that any of the courts identified in such clause (i) is an inconvenient forum or does not have personal jurisdiction over such Participant or any member of the Company Group, and (D) agrees that mailing of process or other papers in connection with any such action in the manner provided herein or in such other manner as may be permitted by Applicable Law shall be valid and sufficient service thereof. EACH PARTICIPANT WHO ACCEPTS AN AWARD IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY SUIT, ACTION, OR OTHER PROCEEDING INSTITUTED BY OR AGAINST SUCH PARTICIPANT IN RESPECT OF THE PARTICIPANT’S RIGHTS OR OBLIGATIONS HEREUNDER.

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(r)                Severability. If any provision of the Plan or any Award or Award Agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to Applicable Law, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, Person, or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(s)               Obligations Binding on Successors. The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation, or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

(t)                Section 409A of the Code.

(i)               Notwithstanding any provision of the Plan to the contrary, it is intended that the provisions of the Plan comply with Section 409A of the Code, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A of the Code. Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such Participant in connection with the Plan (including any taxes and penalties under Section 409A of the Code), and neither the Service Recipient nor any other member of the Company Group shall have any obligation to indemnify or otherwise hold such Participant (or any beneficiary) harmless from any or all of such taxes or penalties. With respect to any Award that is considered “deferred compensation” subject to Section 409A of the Code, references in the Plan to “termination of employment” (and substantially similar phrases) shall mean “separation from service” within the meaning of Section 409A of the Code. For purposes of Section 409A of the Code, each of the payments that may be made in respect of any Award granted under the Plan is designated as a separate payment.

(ii)              Notwithstanding anything in the Plan to the contrary, if a Participant is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, no payments in respect of any Awards that are “deferred compensation” subject to Section 409A of the Code and which would otherwise be payable upon the Participant’s “separation from service” (as defined in Section 409A of the Code) shall be made to such Participant prior to the date that is six months after the date of such Participant’s “separation from service” or, if earlier, the date of the Participant’s death. Following any applicable six-month delay, all such delayed payments will be paid in a single lump sum on the earliest date permitted under Section 409A of the Code that is also a business day.

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(iii)             Unless otherwise provided by the Committee in an Award Agreement or otherwise, in the event that the timing of payments in respect of any Award (that would otherwise be considered “deferred compensation” subject to Section 409A of the Code) are accelerated upon the occurrence of (A) a Change in Control, no such acceleration shall be permitted unless the event giving rise to the Change in Control satisfies the definition of a change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation pursuant to Section 409A of the Code or (B) a Disability, no such acceleration shall be permitted unless the Disability also satisfies the definition of “Disability” pursuant to Section 409A of the Code.

(u)               Clawback/Repayment. All Awards shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by the Board or the Committee and as in effect from time to time; and (ii) Applicable Law. Further, unless otherwise determined by the Committee, to the extent that the Participant receives any amount in excess of the amount that the Participant should otherwise have received under the terms of the Award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the Participant shall be required to repay any such excess amount to the Company.

(v)               Detrimental Activity. Notwithstanding anything to the contrary contained herein, if a Participant has engaged in any Detrimental Activity, as determined by the Committee, the Committee may, in its sole discretion and to the extent permitted by Applicable Law, provide for one or more of the following:

(i)               cancellation of any or all of such Participant’s outstanding Awards; or

(ii)              forfeiture by the Participant of any gain realized on the vesting or exercise of Awards, and repayment of any such gain promptly to the Company.

(w)              Right of Offset. The Company will have the right to offset against its obligation to deliver shares of Common Stock (or other property or cash) under the Plan or any Award Agreement any outstanding amounts (including, without limitation, travel and entertainment or advance account balances, loans, repayment obligations under any Awards, or amounts repayable to the Company pursuant to tax equalization, housing, automobile, or other employee programs) that the Participant then owes to any member of the Company Group and any amounts the Committee otherwise deems appropriate pursuant to any tax equalization policy or agreement. Notwithstanding the foregoing, if an Award is “deferred compensation” subject to Section 409A of the Code, the Committee will have no right to offset against its obligation to deliver shares of Common Stock (or other property or cash) under the Plan or any Award Agreement if such offset could subject the Participant to the additional tax imposed under Section 409A of the Code in respect of an outstanding Award.

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(x)               Expenses; Titles and Headings. The expenses of administering the Plan shall be borne by the Company Group. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

Exhibit E

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

[●]

* * * * *

The present name of the corporation is Experience Investment Corp. (the “Corporation”). The Corporation was incorporated by the filing of the Corporation’s original Certificate of Incorporation with the Secretary of State of the State of Delaware on May 24, 2019. This Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), which restates and integrates and also further amends the provisions of the Corporation’s Certificate of Incorporation, as amended and restated, was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

The Certificate of Incorporation is being amended and restated in connection with the transactions contemplated by that certain Agreement and Plan of Merger, dated as of December [●], 2020, by and among the Corporation, Experience Merger Sub, Inc. and BLADE Urban Air Mobility, Inc. (as amended, modified, supplemented or waived from time to time, the “Merger Agreement”). As part of the transactions contemplated by the Merger Agreement, all shares of the Class B Common Stock of the Corporation were converted on a 1-for-1 basis into shares of Class A Common Stock of the Corporation such that, at the effectiveness of this Certificate of Incorporation, only Class A Common Stock remains outstanding. All Class A Common Stock issued and outstanding prior to the effectiveness of this Certificate of Incorporation and all Class A Common Stock issued as part of the Merger Agreement and the Subscription Agreements contemplated by the Merger Agreement shall be Common Stock for all purposes of this Certificate of Incorporation.

The Certificate of Incorporation of the Corporation, as amended and restated, is hereby amended, integrated and restated to read in its entirety as follows:

Article I
NAME

The name of the Corporation is [●].

Article II
REGISTERED OFFICE AND AGENT

The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808, and the name of the Corporation’s registered agent at such address is Corporation Service Company.

Article III

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

Article IV
CAPITAL STOCK

The total number of shares of all classes of stock that the Corporation shall have authority to issue is [      ], which shall be divided into two classes as follows:

(i)	[ ] shares of Class A common stock, par value $0.0001 per share (“Common Stock”); and

(ii)	[ ] shares of preferred stock, par value $0.0001 per share (“Preferred Stock”).

A.	Capital Stock.

1.	The board of directors of the Corporation (the “Board of Directors”) is hereby expressly authorized, by resolution or resolutions, at any time and from time to time, to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix, without further stockholder approval, the number of shares constituting such series and the designation of such series, the powers (including voting powers), preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, of such series of Preferred Stock. The powers (including voting powers), preferences and relative, participating, optional and other special rights of, and the qualifications, limitations or restrictions thereof, of each series of Preferred Stock, if any, may differ from those of any and all other series at any time outstanding.

2.	Each holder of record of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. Except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) or pursuant to the DGCL.

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3.	Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled to only such voting rights, if any, as shall expressly be granted thereto by this Certificate of Incorporation (including any certificate of designation relating to such series of Preferred Stock).

4.	Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Common Stock with respect to the payment of dividends, dividends may be declared and paid ratably on the Common Stock out of the assets of the Corporation that are legally available for this purpose at such times and in such amounts as the Board of Directors in its discretion shall determine.

5.	Upon the dissolution, liquidation or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and subject to the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Common Stock with respect to the distribution of assets of the Corporation upon such dissolution, liquidation or winding up of the Corporation, the holders of Common Stock shall be entitled to receive the remaining assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares held by them.

6.	The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any of the Common Stock or the Preferred Stock voting separately as a class shall be required therefor, unless a vote of any such holder is required pursuant to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock).

Article V
AMENDMENT OF THE CERTIFICATE OF INCORPORATION AND BYLAWS

A.                The Board of Directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, the bylaws of the Corporation (as in effect from time to time, the “Bylaws”) without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware, this Certificate of Incorporation or the Investor Rights Agreement.

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Article VI

BOARD OF DIRECTORS

A.                Except as otherwise provided in this Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Except as otherwise provided for or fixed pursuant to the Investor Rights Agreement or any certificate of designation with respect to any series of Preferred Stock, the total number of directors shall be determined from time to time exclusively by resolution adopted by the Board of Directors. The directors (other than those directors elected by the holders of any series of Preferred Stock, voting separately as a series or together with one or more other such series, as the case may be) shall be divided into three classes designated Class I, Class II and Class III. Each class shall consist, as nearly as possible, of one-third of the total number of such directors. Class I directors shall initially serve for a term expiring immediately following the Company’s annual meeting of stockholders for the calendar year ended December 31, 2021, Class II directors shall initially serve for a term expiring immediately following the Company’s annual meeting of stockholders for the calendar year ended December 31, 2022 and Class III directors shall initially serve for a term expiring immediately following the Company’s annual meeting of stockholders for the calendar year ended December 31, 2023. Commencing with the annual meeting of stockholders for the calendar year ended December 31, 2021, the directors of the class to be elected at each annual meeting shall be elected for a three year term. If the number of such directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any such additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors remove or shorten the term of any incumbent director. Any such director shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be elected and qualified, or his or her earlier death, resignation, retirement, disqualification or removal from office. The Board of Directors is authorized to assign members of the Board of Directors already in office to their respective class.

B.                 Without limiting the rights of any party to the Investor Rights Agreement, any newly-created directorship on the Board of Directors that results from an increase in the number of directors and any vacancy occurring in the Board of Directors (whether by death, resignation, retirement, disqualification, removal or other cause) may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director or by the stockholders. Any director elected to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.

C.                 Without limiting the rights of any party to the Investor Rights Agreement, any or all of the directors (other than the directors elected by the holders of any series of Preferred Stock of the Corporation, voting separately as a series or together with one or more other such series, as the case may be) may be removed at any time either with or without cause by the affirmative vote of a majority in voting power of all outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class.

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D.                Elections of directors need not be by written ballot unless the Bylaws shall so provide.

E.                 During any period when the holders of any series of Preferred Stock have the right to elect additional directors, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to such director’s earlier death, resignation, retirement, disqualification or removal. Except as otherwise provided by the Board of Directors in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

F.                  As used in this Article VI only, the term “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person, and the term “Person” means any individual, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity.

Article VII
LIMITATION OF DIRECTOR LIABILITY

A.                To the fullest extent permitted by the DGCL as it now exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty owed to the Corporation or its stockholders.

B.                 Neither the amendment nor repeal of this Article VII, nor the adoption of any provision of this Certificate of Incorporation, nor, to the fullest extent permitted by the DGCL, any modification of law shall eliminate, reduce or otherwise adversely affect any right or protection of a current or former director of the Corporation existing at the time of such amendment, repeal, adoption or modification.

Article VIII
CONSENT OF STOCKHOLDERS IN LIEU OF MEETING, ANNUAL AND SPECIAL MEETINGS OF STOCKHOLDERS

A.                Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders; provided, however, that any action required or permitted to be taken by the holders of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of Preferred Stock.

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B.                 Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time only by or at the direction of the Board of Directors or the Chairman of the Board of Directors.

C.                 An annual meeting of stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, if any, on such date, and at such time as shall be fixed exclusively by resolution of the Board of Directors or a duly authorized committee thereof.

Article IX
COMPETITION AND CORPORATE OPPORTUNITIES

A.                In recognition and anticipation that (i) certain directors, principals, officers, employees and/or other representatives of the Original Sponsor and its Affiliates (as defined below) may serve as directors, officers or agents of the Corporation, (ii)  the Original Sponsor and its Affiliates, including (I) any portfolio company in which they or any of their respective investment fund Affiliates have made a debt or equity investment (and vice versa) or (II) any of their respective limited partners, non-managing members or other similar direct or indirect investors may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, and (iii) members of the Board of Directors who are not employees of the Corporation (“Non-Employee Directors”) and their respective Affiliates, including (I) any portfolio company in which they or any of their respective investment fund Affiliates have made a debt or equity investment (and vice versa) or (II) any of their respective limited partners, non-managing members or other similar direct or indirect investors may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article IX are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any of the Original Sponsor, the Non-Employee Directors or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.

B.                 None of (i)  the Original Sponsor or (ii) any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her director and officer capacities) or his or her Affiliates (the Persons (as defined below) identified in (i) and (ii) above being referred to, collectively, as “Identified Persons” and, individually, as an “Identified Person”) shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (1) engaging in and possessing interests in other business ventures of every type and description, including those engaged in the same or similar business activities or lines of business in which the Corporation or any of its subsidiaries now engages or proposes to engage or (2) competing with the Corporation or any of its subsidiaries, on its own account, or in partnership with, or as an employee, officer, director or shareholder of any other Person, and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted from time to time by the laws of the State of Delaware, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity that may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section (C) of this Article IX. Subject to said Section (C) of this Article IX, in the event that any Identified Person acquires knowledge of a potential transaction or matter that may be a corporate or other business opportunity for such Identified Person or any of such Identified Person’s Affiliates, and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty (fiduciary, contractual or otherwise) to communicate or present such transaction or matter to the Corporation or any of its subsidiaries, as the case may be and, to the fullest extent permitted by law, shall not be liable to the Corporation or its stockholders or to any subsidiary of the Corporation for breach of any duty (fiduciary, contractual or otherwise) as a stockholder, director or officer of the Corporation by reason of the fact that such Identified Person, directly or indirectly, pursues or acquires such opportunity for itself, herself or himself, directs such opportunity to another Person or does not present such opportunity to the Corporation or any of its subsidiaries.

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C.                 The Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director (including any Non-Employee Director who serves as an officer of this Corporation) if such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the Corporation, and the provisions of Section (B) of this Article IX shall not apply to any such corporate opportunity.

D.                 In addition to and notwithstanding the foregoing provisions of this Article IX, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is neither financially or legally able, nor contractually permitted to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (iii) is one in which the Corporation has no interest or reasonable expectancy.

E.                 For purposes of this Article IX, (i) “Affiliate” shall mean (a) in respect of the Original Sponsor, any Person that, directly or indirectly, is controlled by the Original Sponsor (as applicable), controls the Original Sponsor (as applicable) or is under common control with (as applicable) and shall include any principal, member, director, partner, stockholder, officer, employee or other representative of any of the foregoing (other than the Corporation and any entity that is controlled by the Corporation), (b) in respect of a Non-Employee Director, any Person that, directly or indirectly, is controlled by such Non-Employee Director (other than the Corporation and any entity that is controlled by the Corporation) and (c) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation; and (ii) “Person” shall mean any individual, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity.

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F.                  To the fullest extent permitted by law, any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article IX.

Article X
DGCL SECTION 203 AND BUSINESS COMBINATIONS

A.                The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL.

B.                 Notwithstanding the foregoing, the Corporation shall not engage in any business combination (as defined below), at any point in time at which the Corporation’s Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, with any interested stockholder (as defined below) for a period of three (3) years following the time that such stockholder became an interested stockholder, unless:

1.	prior to such time, the Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, or

2.	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

3.	at or subsequent to such time, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the Corporation that is not owned by the interested stockholder, or

4.	the stockholder became an interested stockholder inadvertently and (i) as soon as practicable divested itself of ownership of sufficient shares so that the stockholder ceased to be an interested stockholder and (ii) was not, at any time within the three-year period immediately prior to a business combination between the Corporation and such stockholder, an interested stockholder but for the inadvertent acquisition of ownership.

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C.                 For purposes of this Article X, references to:

1.	“affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

2.	“associate,” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

3.	“business combination,” when used in reference to the Corporation and any interested stockholder of the Corporation, means:

(i)	any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (a) with the interested stockholder, or (b) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation Section (B) of this Article X is not applicable to the surviving entity;

(ii)	any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority- owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

(iii)	any transaction that results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (a) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (b) pursuant to a merger under Section 251(g) of the DGCL; (c) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (d) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (e) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (c)-(e) of this subsection (iii) shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);

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(iv)	any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation that has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary that is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

(v)	any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (i)-(iv) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

4.	“control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of the Corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Article X, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

5.	“interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the Corporation, (ii) is an affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three (3) year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder or (iii) the affiliates and associates of any such person described in clauses (i) and (ii); provided, however, that “interested stockholder” shall not include any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation; provided, that such person specified in this clause (b) shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of (x) further corporate action not caused, directly or indirectly, by such person or (y) an acquisition of a de minimis number of such additional shares. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below but shall not include any other unissued stock of the Corporation that may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

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6.	“owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:

(i)	beneficially owns such stock, directly or indirectly; or

(ii)	has (a) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange; or (b) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more persons; or

(iii)	has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (b) of subsection (ii) above), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

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7.	“person” means any individual, corporation, partnership, unincorporated association or other entity.

8.	“stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

9.	“voting stock” means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference in this Article X to a percentage of voting stock shall refer to such percentage of the votes of such voting stock.

Article XI
MISCELLANEOUS

A.                Forum.

1.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director or officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders; (iii) any action asserting a claim against the Corporation or any current or former director or officer or other employee of the Corporation arising pursuant to any provision of the DGCL or the Corporation’s Certificate of Incorporation or Bylaws (as either may be amended, restated, modified, supplemented or waived from time to time); (iv) any action asserting a claim against the Corporation or any current or former director or officer or other employee of the Corporation governed by the internal affairs doctrine; or (v) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. For the avoidance of doubt, this Article XI(A)(1) shall not apply to any action or proceeding asserting a claim under the Securities Act of 1933 (the “Securities Act”) or the Exchange Act.

2.	Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

B.                 Consent to Jurisdiction. If any action the subject matter of which is within the scope of Article XI(A) above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Article XI(A) above (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

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C.                 Severability. If any provision or provisions in the Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision or provisions in any other circumstance and of the remaining provisions in the Certificate of Incorporation and the application of such provision or provisions to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

D.                Any person (as defined in Article X) purchasing or otherwise acquiring or holding any interest in any security of the Corporation shall be deemed to have notice of and provided consent to this Article XI.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the Corporation has caused this Second Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer on this [ ] day of [     ], [     ].

Experience Investment Corp.

By:
Name:
Title:

Exhibit F

AMENDED AND RESTATED
BYLAWS
OF

[ ]1

* * * *

Article I

Offices

Section 1.01        Registered Office. The registered office and registered agent of [    ]2 (the “Corporation”) shall be as set forth in the Certificate of Incorporation (as defined below). The Corporation may also have offices in such other places in the United States or elsewhere (and may change the Corporation’s registered agent) as the board of directors of the Corporation (the “Board of Directors”) may, from time to time, determine or as the business of the Corporation may require as determined by any officer of the Corporation.

Article II

Meetings of Stockholders

Section 2.01        Annual Meetings. Annual meetings of stockholders may be held at such place, if any, either within or without the State of Delaware, and at such time and date as the Board of Directors shall determine and state in the notice of meeting. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication, including by webcast as described in Section 2.11 of these Amended and Restated Bylaws (these “Bylaws”), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”). The Board of Directors may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Board of Directors.

Section 2.02        Special Meetings. Special meetings of the stockholders may only be called in the manner provided in the Corporation’s second amended and restated certificate of incorporation as then in effect (as the same may be amended and/or restated from time to time, the “Certificate of Incorporation”) and may be held either within or without the State of Delaware, and at such time and date as the Board of Directors or the Chairman of the Board of Directors shall determine and state in the notice of such meeting. The Board of Directors may, in its sole discretion, determine that special meetings of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as described in Section 2.11 of these Bylaws in accordance with Section 211(a)(2) of the DGCL. The Board of Directors may postpone, reschedule or cancel any special meeting of stockholders previously scheduled by the Board of Directors or the Chairman of the Board of Directors.

1 Note to Draft: to be renamed effective upon the Merger.

2 Note to Draft: to be renamed effective upon the Merger.

Section 2.03        Notice of Stockholder Business and Nominations.

(A)             Annual Meetings of Stockholders.

(1)               Nominations of persons for election to the Board of Directors and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (a) as provided in the Investor Rights Agreement (as defined in the Certificate of Incorporation), (b) pursuant to the Corporation’s notice of meeting (or any supplement thereto) delivered pursuant to Section 2.04, (c) by or at the direction of the Board of Directors or any authorized committee thereof, or (d) by any stockholder of the Corporation who (i) was a stockholder of record at the time the notice provided for in this Section 2.03 was given, on the record date for the determination of stockholders of the Corporation entitled to vote at the meeting, and at the time of the meeting, (ii) is entitled to vote at the meeting, and (iii) subject to Section 2.03(C)(4), complies with the notice procedures set forth in these Bylaws as to such business or nomination. This Section 2.03(A)(1)(d) shall be the exclusive means for a stockholder to make nominations (other than pursuant to Section 2.03(A)(1)(a)) or submit other business before an annual meeting of stockholders (other than pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).

(2)               For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to Section 2.03(A)(1)(d), the stockholder must have given timely notice thereof in writing and otherwise in proper form in accordance with this Section 2.03(A)(2) to the Secretary of the Corporation, and, in the case of business other than nominations of persons for election to the Board of Directors, such other business must constitute a proper matter for stockholder action under applicable law. To be timely, a stockholder’s notice shall be delivered to the Secretary not earlier than the Close of Business on the 120th calendar day prior to the first anniversary of the preceding year’s annual meeting nor later than the Close of Business on the 90th calendar day prior to the first anniversary of the date of the preceding year’s annual meeting (which first anniversary date shall, for purposes of the Corporation’s first annual meeting of stockholders (or special meeting in lieu thereof) held after the shares of the Corporation’s common stock are first publicly traded (the “First Annual Meeting”), be deemed to be [  ]3); provided, that in the event that the date of the annual meeting is more than 30 calendar days before or more than 70 calendar days after the anniversary date of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year (other than in connection with the First Annual Meeting), notice by the stockholder to be timely must be so delivered not earlier than the Close of Business on the 120th calendar day prior to the date of such annual meeting and not later than the Close of Business on the later of the 90th calendar day prior to the date of such annual meeting or the tenth calendar day following the calendar day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. For the avoidance of doubt, a stockholder shall not be entitled to make additional or substitute nominations following the expiration of the time periods set forth in these Bylaws. Notwithstanding anything in this Section 2.03(A)(2) to the contrary, in the event that the number of directors to be elected to the Board of Directors at an annual meeting is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least 100 calendar days prior to the first anniversary of the preceding year’s annual meeting of stockholders, then a stockholder’s notice required by this Section 2.03 shall be considered timely, but only with respect to nominees for any new positions created by such increase, if it is received by the Secretary of the Corporation not later than the Close of Business on the tenth calendar day following the day on which such public announcement is first made by the Corporation.

3 Note to Draft: Insert anniversary of special meeting

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(3)               To be in proper form, a stockholder’s notice delivered to the Secretary pursuant to this Section 2.03 must:

(a)               set forth, as to each person whom the Noticing Stockholder (as defined herein) proposes to nominate for election or re-election as a director, (i) the name, age, business address and residence address of such person, (ii) the principal occupation or employment of such person (present and for the past five years), (iii) the Ownership Information (as defined herein) for such person and any member of the immediate family of such person, or any Affiliate or Associate (as such terms are defined herein) of such person, or any person acting in concert therewith, (iv) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and (v) a complete and accurate description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings (whether written or oral) during the past three years, and any other material relationships, between or among the Holders and/or any Stockholder Associated Person (as such terms are defined herein), on the one hand, and each proposed nominee and any member of the immediate family of such proposed nominee, and his or her respective Affiliates and Associates, or others acting in concert therewith, on the other hand, including, without limitation all biographical and related party transaction and other information that would be required to be disclosed pursuant to the federal and state securities laws, including Rule 404 promulgated under Regulation S-K (the “Regulation S-K”) under the Securities Act of 1933, as amended (the “Securities Act”) (or any successor provision), if any Holder and/or any Stockholder Associated Person were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant;

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(b)               if the notice relates to any business other than nominations of persons for election to the Board of Directors that the stockholder proposes to bring before the meeting, set forth (i) a brief description of the business desired to be brought before the meeting, (ii) the text, if any, of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), (iii) the reasons for conducting such business at the meeting and any material interest of each Holder and any Stockholder Associated Person in such business, and (iv) a description of all agreements, arrangements and understandings between each Holder and any Stockholder Associated Person and any other person or persons (including their names) in connection with the proposal of such business by such stockholder;

(c)               set forth, as to the stockholder giving the notice (the “Noticing Stockholder”) and the beneficial owner, if any, on whose behalf the nomination or proposal is made (collectively with the Noticing Stockholder, the “Holders” and each, a “Holder”): (i) the name and address as they appear on the Corporation’s books and records of each Holder and the name and address of any Stockholder Associated Person, (ii) (A) the class or series and number of shares of the Corporation which are, directly or indirectly, owned beneficially and of record by each Holder and any Stockholder Associated Person (provided, however, that for purposes of this Section 2.03(A)(3), any such person shall in all events be deemed to beneficially own any shares of the Corporation as to which such person has a right to acquire beneficial ownership at any time in the future), (B) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived, in whole or in part, from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise (a “Derivative Instrument”) directly or indirectly owned beneficially by each Holder and any Stockholder Associated Person and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation, (C) any proxy, contract, arrangement, understanding or relationship pursuant to which each Holder and any Stockholder Associated Person has a right to vote or has granted a right to vote any shares of any security of the Corporation, (D) any Short Interest held by each Holder and any Stockholder Associated Person presently or within the last 12 months in any security of the Corporation (for purposes of this Section 2.03 a person shall be deemed to have a “Short Interest” in a security if such person, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (E) any agreement, arrangement or understanding (including any contract to purchase or sell, acquisition or grant of any option, right or warrant to purchase or sell, swap or other instrument) between and among each Holder, any Stockholder Associated Person, on the one hand, and any person acting in concert with any such person, on the other hand, the intent or effect of which may be to transfer to or from any such person, in whole or in part, any of the economic consequences of ownership of any security of the Corporation or to increase or decrease the voting power of any such person with respect to any security of the Corporation, (F) any direct or indirect legal, economic or financial interest (including Short Interest) of each Holder and any Stockholder Associated Person in the outcome of any vote to be taken at any annual or special meeting of stockholders of the Corporation or any other entity with respect to any matter that is substantially related, directly or indirectly, to any nomination or business proposed by any Holder under this Section 2.03, (G) any rights to dividends on the shares of the Corporation owned beneficially by each Holder and any Stockholder Associated Person that are separated or separable from the underlying shares of the Corporation, (H) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership or limited liability company or similar entity in which any Holder and any Stockholder Associated Person is a general partner or, directly or indirectly, beneficially owns any interest in a general partner or is the manager or managing member or, directly or indirectly, beneficially owns any interest in the manager or managing member of a limited liability company or similar entity, and (I) any performance-related fees (other than an asset-based fee) that each Holder and any Stockholder Associated Person is entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice (Sub-clauses (A) through (I) above of this Section 2.03(A)(3)(c)(ii) shall be referred, collectively, as the “Ownership Information”), (iii) a representation by the Noticing Stockholder that such stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting, will continue to be a stockholder of record of the Corporation entitled to vote at such meeting through the date of such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, (iv) a representation as to whether any Holder and/or any Stockholder Associated Person intends or is part of a group which intends (A) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (B) otherwise to solicit proxies from stockholders in support of such proposal or nomination, (v) a certification that each Holder and any Stockholder Associated Person has complied with all applicable federal, state and other legal requirements in connection with its acquisition of shares or other securities of the Corporation and such person’s acts or omissions as a stockholder of the Corporation, (vi) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest, or is otherwise required, pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder, (vii) a representation as to the accuracy of the information set forth in the notice, and (viii) with respect to each person nominated for election to the Board of Directors, include a completed and signed questionnaire, representation and agreement and any and all other information required by Section 2.03(D).

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(4)               A Noticing Stockholder shall further update and supplement its notice of any nomination or other business proposed to be brought before a meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.03(A) shall be true and correct (a) as of the record date for the meeting and (b) as of the date that is 15 calendar days prior to the meeting or any adjournment, recess, rescheduling or postponement thereof. Such update and supplement shall be delivered to the Secretary not later than three Business Days after the later of the record date or the date notice of the record date is first publicly announced (in the case of the update and supplement required to be made as of the record date for the meeting) and not later than seven Business Days prior to the date for the meeting, if practicable (or, if not practicable, on the first practicable date prior to the meeting), or any adjournment, recess, rescheduling or postponement thereof (in the case of the update and supplement required to be made as of ten Business Days prior to the meeting or any adjournment, recess, rescheduling or postponement thereof).

(5)               The Corporation may also, as a condition to any such nomination or business being deemed properly brought before an annual meeting, require any Holder or any proposed nominee to deliver to the Secretary, within five Business Days of any such request, such other information as may reasonably be requested by the Corporation, including such other information as may be reasonably required by the Board of Directors, in its sole discretion, to determine (a) the eligibility of such proposed nominee to serve as a director of the Corporation, (b) whether such nominee qualifies as an “independent director” or “audit committee financial expert” under applicable law, securities exchange rule or regulation, or any publicly disclosed corporate governance guideline or committee charter of the Corporation and (c) such other information that the Board of Directors determines, in its sole discretion, could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee.

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(B)              Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting under Section 2.02. At any time that the stockholders are not prohibited from filling vacancies or newly created directorships on the Board of Directors, nominations of persons for election to the Board of Directors to fill any vacancy or newly created directorship may be made at a special meeting of stockholders at which any proposal to fill any vacancy or newly created directorship is to be presented to the stockholders (1) as provided in the Investor Rights Agreement, (2) by or at the direction of the Board of Directors or any committee thereof or (3) by any stockholder of the Corporation who (a) was a stockholder of record at the time the notice provided for in this Section 2.03 was given, on the record date for the determination of stockholders of the Corporation entitled to vote at the meeting, and at the time of the meeting, (b) is entitled to vote at the meeting, and (c) subject to Section 2.03(C)(4), complies with the notice procedures set forth in these Bylaws as to such business or nomination, including delivering the stockholder’s notice required by Section 2.03(A) with respect to any nomination (including the completed and signed questionnaire, representation and agreement required by Section 2.03(D)) to the Secretary not earlier than the Close of Business on the 120th calendar day prior to such special meeting, nor later than the Close of Business on the later of the 90th calendar day prior to such special meeting or the tenth calendar day following the day on which public announcement is first made of the date of the special meeting and of the nominees, if any, proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(C)              General.

(1)               Except as provided in Section 2.03(C)(4) only such persons who are nominated in accordance with the procedures set forth in this Section 2.03 or the Investor Rights Agreement shall be eligible to be elected at an annual or special meeting of stockholders of the Corporation to serve as directors and only such business shall be conducted at an annual or special meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the chairman of the meeting shall, in addition to making any other determination that may be appropriate for the conduct of the meeting, have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination shall be disregarded. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the chairman of the meeting. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of the meeting shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; (v) limitations on the time allotted to questions or comments by participants and on stockholder approvals; and (vi) restricting the use of cell phones, audio or video recording devices and similar devices at the meeting. The chairman of the meeting’s rulings on procedural matters shall be final. Notwithstanding the foregoing provisions of this Section 2.03, unless otherwise required by law, if the Noticing Stockholder (or a qualified representative thereof) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.03, to be considered a qualified representative of the Noticing Stockholder, a person must be a duly authorized officer, manager or partner of such Noticing Stockholder or must be authorized by a writing executed by such Noticing Stockholder or an electronic transmission delivered by such Noticing Stockholder to act for such Noticing Stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, the meeting of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

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(2)               For purposes of these Bylaws,

(a)               “Affiliate” shall mean, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. The term “control” means the ownership of a majority of the voting securities of the applicable Person or the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the applicable Person, whether through ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto; provided, that, in no event shall the Corporation or any of its subsidiaries be considered an Affiliate of any portfolio company (other than the Corporation and its subsidiaries) of any investment fund affiliated with any direct or indirect equityholder of the Corporation nor shall any portfolio company (other than the Corporation and its subsidiaries) of any investment fund affiliated with any direct or indirect equityholder of the Corporation be considered to be an Affiliate of the Corporation or its subsidiaries.

(b)               “Associate(s)” shall have the meaning attributed to such term in Rule 12b-2 under the Exchange Act and the rules and regulations promulgated thereunder.

(c)               “Business Day” shall mean each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York, NY are authorized or obligated by law or executive order to close.

(d)               “Close of Business” shall mean 5:00 p.m. local time at the principal executive offices of the Corporation, and if an applicable deadline falls on the Close of Business on a day that is not a Business Day, then the applicable deadline shall be deemed to be the Close of Business on the immediately preceding Business Day.

(e)               “delivery” of any notice or materials by a stockholder as required to be “delivered” under this Section 2.03 shall be made by both (i) hand delivery, overnight courier service, or by certified or registered mail, return receipt required, in each case, to the Secretary at the principal executive offices of the Corporation, and (ii) electronic mail to the Secretary at [      ] or such other email address for the Secretary as may be specified in the Corporation’s proxy statement for the annual meeting of stockholders immediately preceding such delivery of notice or materials.

(f)                “person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

(g)               “public announcement” shall mean any method (or combination of methods) of disclosure that is reasonably designed to provide broad, non-exclusionary distribution of the information to the public or the furnishing or filing of any document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(h)               “Stockholder Associated Person” shall mean as to any Holder (i) any person acting in concert with such Holder, (ii) any person controlling, controlled by or under common control with such Holder or any of their respective Affiliates and Associates, or person acting in concert therewith and (iii) any member of the immediate family of such Holder or an affiliate or associate of such Holder.

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(3)               Notwithstanding the foregoing provisions of this Section 2.03, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this Section 2.03; provided, however, that, to the fullest extent permitted by law, any references in these Bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to Section 2.03(A) and Section 2.03(B). Nothing in these Bylaws shall be deemed to affect any rights of (a) stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act or any other applicable federal or state securities law with respect to that stockholder’s request to include proposals in the Corporation’s proxy statement, or (b) the holders of any class or series of stock having a preference over the Common Stock (as defined in the Certificate of Incorporation) as to dividends or upon liquidation to elect directors under specified circumstances.

(4)               Notwithstanding anything to the contrary contained in this Section 2.03, for as long as the Investor Rights Agreement remains in effect with respect to the Sellers or the Sponsor (each as defined in the Certificate of Incorporation), neither the Sponsor nor any Seller (to the extent then subject to the Investor Rights Agreement) shall be subject to the notice procedures set forth in Section 2.03(A)(2), Section 2.03(A)(3), Section 2.03(A)(4), Section 2.03(A)(5), Section 2.03(B) or Section 2.03(D) with respect to any annual or special meeting of stockholders in respect of any matters that are contemplated by the Investor Rights Agreement.

(D)             Submission of Questionnaire. Representation and Agreement. To be eligible to be a nominee for election or re-election as a director of the Corporation pursuant to Section 2.03(A)(1)(d), a proposed nominee must deliver in writing (in accordance with the time periods prescribed for delivery of notice under this Section 2.03) to the Secretary (1) a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request of any stockholder of record identified by name within five Business Days of such written request), (2) an irrevocable, contingent resignation to the Board of Directors, in a form acceptable to the Board of Directors, and (3) a written representation and agreement (in the form provided by the Secretary upon written request of any stockholder of record identified by name within five Business Days of such request) that such person (a) is not and will not become a party to (i) any agreement, arrangement or understanding (whether written or oral) with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a Director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (ii) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a Director of the Corporation, with such person’s fiduciary duties under applicable law, (b) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Corporation, (c) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable rules of the exchanges upon which the securities of the Corporation are listed and all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation and (d) in such person’s individual capacity and on behalf of any Holder on whose behalf the nomination is being made, intends to serve a full term if elected as a director of the Corporation.

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Section 2.04        Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a timely notice in writing or by electronic transmission, in the manner provided in Section 232 of the DGCL, of the meeting, which shall state the place, if any, date and time of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purposes for which the meeting is called, shall be mailed to or transmitted electronically by the Secretary of the Corporation to each stockholder of record entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting. Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, the notice of any meeting shall be given not less than ten nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

Section 2.05        Quorum. Unless otherwise required by law, the Certificate of Incorporation or the rules of any stock exchange upon which the Corporation’s securities are listed, the holders of record of a majority of the voting power of the issued and outstanding shares of capital stock of the Corporation entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of stockholders. Notwithstanding the foregoing, where a separate vote by a class or series or classes or series is required, a majority in voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on that matter. Once a quorum is present to organize a meeting, it shall not be broken by the subsequent withdrawal of any stockholders.

Section 2.06        Voting. Except as otherwise provided by or pursuant to the provisions of the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy in any manner provided by applicable law, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date. Unless required by the Certificate of Incorporation or applicable law, or determined by the chairman of the meeting to be advisable, the vote on any question need not be by ballot. On a vote by ballot, each ballot shall be signed by the stockholder voting, or by such stockholder’s proxy, if there be such proxy. When a quorum is present or represented at any meeting, the vote of the holders of a majority of the voting power of the shares of stock present in person or represented by proxy and entitled to vote on the subject matter shall decide any question brought before such meeting, unless the question is one upon which, by express provision of applicable law, of the rules or regulations of any stock exchange applicable to the Corporation, of any regulation applicable to the Corporation or its securities, of the Certificate of Incorporation or of these Bylaws, a different vote is required, in which case such express provision shall govern and control the decision of such question. Notwithstanding the foregoing sentence and subject to the Certificate of Incorporation, all elections of directors shall be determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Section 2.07        Chairman of Meetings. The Chairman of the Board of Directors, if one is elected, or, in his or her absence or disability or refusal to act, the Chief Executive Officer of the Corporation, or in the absence, disability or refusal to act of the Chairman of the Board of Directors and the Chief Executive Officer, a person designated by the Board of Directors shall be the chairman of the meeting and, as such, preside at all meetings of the stockholders.

Section 2.08        Secretary of Meetings. The Secretary of the Corporation shall act as Secretary at all meetings of the stockholders. In the absence, disability or refusal to act of the Secretary, the chairman of the meeting shall appoint a person to act as Secretary at such meetings.

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Section 2.09        Consent of Stockholders in Lieu of Meeting. Any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote only to the extent permitted by and in the manner provided in the Certificate of Incorporation and in accordance with applicable law.

Section 2.10        Adjournment. At any meeting of stockholders of the Corporation, if less than a quorum be present, the chairman of the meeting or stockholders holding a majority in voting power of the shares of stock of the Corporation, present in person or by proxy and entitled to vote thereon, shall have the power to adjourn the meeting from time to time without notice other than announcement at the meeting until a quorum shall be present. Any business may be transacted at the adjourned meeting that might have been transacted at the meeting originally noticed. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date so fixed for notice of such adjourned meeting.

Section 2.11        Remote Communication. If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxy holders not physically present at a meeting of stockholders may, by means of remote communication:

(A)             participate in a meeting of stockholders; and

(B)              be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication,

provided that

(i)                 the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder;

(ii)              the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and

(iii)            if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

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Section 2.12        Inspectors of Election. The Corporation may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more inspectors of election, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspectors’ count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election

Article III

Board of Directors

Section 3.01        Powers. Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors. The Board of Directors may exercise all such authority and powers of the Corporation and do all such lawful acts and things as are not, by law or the Certificate of Incorporation, directed or required to be exercised or done by the stockholders.

Section 3.02        Number and Term; Chairman. Subject to the Certificate of Incorporation and the Investor Rights Agreement, the total number of directors shall be determined from time to time exclusively by resolution adopted by the Board of Directors. The term of each director shall be as set forth in the Certificate of Incorporation. Directors need not be stockholders. The Board of Directors shall elect a Chairman of the Board, who shall have the powers and perform such duties as provided in these Bylaws and as the Board of Directors may from time to time prescribe. The Chairman of the Board shall preside at all meetings of the Board of Directors at which he or she is present. If the Chairman of the Board is not present at a meeting of the Board of Directors, the Chief Executive Officer (if the Chief Executive Officer is a director and is not also the Chairman of the Board) shall preside at such meeting, and, if the Chief Executive Officer is not present at such meeting or is not a director, a majority of the directors present at such meeting shall elect one of their members to preside over such meeting.

Section 3.03        Resignations. Any director may resign at any time upon notice given in writing or by electronic transmission to the Board of Directors, the Chairman of the Board of Directors, the Chief Executive Officer, the President or the Secretary of the Corporation. The resignation shall take effect at the time or the happening of any event specified therein, and if no time or event is specified, at the time of its receipt. The acceptance of a resignation shall not be necessary to make it effective unless otherwise expressly provided in the resignation.

Section 3.04        Removal. Subject to the Investor Rights Agreement, directors of the Corporation may be removed in the manner provided in the Certificate of Incorporation and applicable law.

Section 3.05        Vacancies and Newly Created Directorships. Except as otherwise provided by law and subject to the Investor Rights Agreement, vacancies occurring in any directorship (whether by death, resignation, retirement, disqualification, removal or other cause) and newly created directorships resulting from any increase in the number of directors shall be filled in accordance with the Certificate of Incorporation. Any director elected to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.

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Section 3.06        Meetings. Regular meetings of the Board of Directors may be held at such places and times as shall be determined from time to time by the Board of Directors. Special meetings of the Board of Directors may be called by the Chief Executive Officer of the Corporation, the President of the Corporation or the Chairman of the Board of Directors, and shall be called by the Chief Executive Officer, the President or the Secretary of the Corporation if directed by the Board of Directors and shall be at such places and times as they or he or she shall fix. Notice need not be given of regular meetings of the Board of Directors. At least 24 hours before each special meeting of the Board of Directors, either written notice, notice by electronic transmission or oral notice (either in person or by telephone) of the time, date and place of the meeting shall be given to each director. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

Section 3.07        Quorum, Voting and Adjournment. Except as otherwise provided by law, the Certificate of Incorporation, or these Bylaws, a majority of the total number of directors shall constitute a quorum for the transaction of business. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. In the absence of a quorum, a majority of the directors present thereat may adjourn such meeting to another time and place. Notice of such adjourned meeting need not be given if the time and place of such adjourned meeting are announced at the meeting so adjourned.

Section 3.08        Committees; Committee Rules. Subject to the Investor Rights Agreement, the Board of Directors may designate one or more committees, including but not limited to an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each such committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee to replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution of the Board of Directors establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (a) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval or (b) adopting, amending or repealing any Bylaw of the Corporation. Each committee of the Board of Directors may fix its own rules of procedure and shall hold its meetings as provided by such rules, except as may otherwise be provided by a resolution of the Board of Directors designating such committee. Unless otherwise provided in such a resolution, the presence of at least a majority of the members of the committee shall be necessary to constitute a quorum unless the committee shall consist of one or two members, in which event one member shall constitute a quorum; and all matters shall be determined by a majority vote of the members present at a meeting of the committee at which a quorum is present. Unless otherwise provided in such a resolution, in the event that a member and that member’s alternate, if alternates are designated by the Board of Directors, of such committee is or are absent or disqualified, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member.

Section 3.09        Action Without a Meeting. Unless otherwise restricted by the Certificate of Incorporation, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or any committee thereof, as the case may be, consent thereto in writing or by electronic transmission. The writing or writings or electronic transmission or transmissions shall be filed in the minutes of proceedings of the Board of Directors in accordance with applicable law.

Section 3.10        Remote Meeting. Unless otherwise restricted by the Certificate of Incorporation, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting by means of conference telephone or other communications equipment in which all persons participating in the meeting can hear each other. Participation in a meeting by means of conference telephone or other communications equipment shall constitute presence in person at such meeting.

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Section 3.11        Compensation. The Board of Directors shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

Section 3.12        Reliance on Books and Records. A member of the Board of Directors, or a member of any committee designated by the Board of Directors shall, in the performance of such person’s duties, be fully protected in relying in good faith upon records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board of Directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

Article IV

Officers

Section 4.01        Number. The officers of the Corporation shall include a Chief Executive Officer, a President and a Secretary, each of whom shall be elected by the Board of Directors and who shall hold office for such terms as shall be determined by the Board of Directors and until their successors are elected and qualify or until their earlier resignation or removal. In addition, the Board of Directors may elect one or more Vice Chairmen and Vice Presidents, including one or more Executive Vice Presidents or Senior Vice Presidents, a Treasurer and one or more Assistant Treasurers and one or more Assistant Secretaries, who shall hold their respective offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors. Any number of offices may be held by the same person.

Section 4.02        Other Officers and Agents. The Board of Directors may appoint such other officers and agents as it deems advisable, who shall hold their office for such terms and shall exercise and perform such powers and duties as shall be determined from time to time by the Board of Directors.

Section 4.03        Chief Executive Officer. The Chief Executive Officer shall have general executive charge, management, and control of the business and affairs of the Corporation in the ordinary course of its business, with all such powers as may be reasonably incident to such responsibilities or that are delegated to him or her by the Board of Directors. If the Board of Directors has not elected a Chairman of the Board or in the absence, inability or refusal to act of such elected person to act as the Chairman of the Board, the Chief Executive Officer shall exercise all of the powers and discharge all of the duties of the Chairman of the Board, but only if the Chief Executive Officer is a director of the Corporation. He or she shall have power to sign all contracts and other instruments of the Corporation and shall have general supervision and direction of all of the other officers, employees and agents of the Corporation.

Section 4.04        Vice Chairman. The Vice Chairman of the Corporation shall perform all duties as customarily pertain to that office, with all such powers with respect to such management and control as may be reasonably incident to such responsibilities or that are delegated to him or her by the Board of Directors. The Vice Chairman of the Corporation shall have power to sign all stock certificates, contracts and other instruments of the Corporation which are authorized and shall have general supervision of all of the other officers, employees and agents of the Corporation.

Section 4.05        President. The President shall have general responsibility for the management and control of the operations of the Corporation and shall perform all duties, with all such powers with respect to such management and control as may be reasonably incident to such responsibilities or that are delegated to him or her by the Board of Directors. The President shall have power to sign all stock certificates, contracts and other instruments of the Corporation which are authorized and shall have general supervision of all of the other officers (other than the Chief Executive Officer), employees and agents of the Corporation.

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Section 4.06        Vice Presidents. Each Vice President, if any are elected, of whom one or more may be designated an Executive Vice President or Senior Vice President, shall have such powers and shall perform such duties as shall be assigned to him by the Chief Executive Officer, the President or the Board of Directors.

Section 4.07        Treasurer. The Treasurer, if any is elected, shall have custody of the corporate funds, securities, evidences of indebtedness and other valuables of the Corporation and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation. The Treasurer shall deposit all moneys and other valuables in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors or its designees selected for such purposes. The Treasurer shall disburse the funds of the Corporation, taking proper vouchers therefor. The Treasurer shall render to the Chief Executive Officer, the President and the Board of Directors, upon their request, a report of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond for the faithful discharge of his or her duties in such amount and with such surety as the Board of Directors shall prescribe.

In addition, the Treasurer shall have such further powers and perform such other duties incident to the office of Treasurer as from time to time are assigned to him or her by the Chief Executive Officer, the President or the Board of Directors.

Section 4.08        Secretary. The Secretary shall: (a) cause minutes of all meetings of the stockholders and directors to be recorded and kept properly; (b) cause all notices required by these Bylaws or otherwise to be given properly; (c) see that the minute books, stock books, and other nonfinancial books, records and papers of the Corporation are kept properly; and (d) cause all reports, statements, returns, certificates and other documents to be prepared and filed when and as required. The Secretary shall have such further powers and perform such other duties as prescribed from time to time by the Chief Executive Officer, the President or the Board of Directors.

Section 4.09        Assistant Treasurers and Assistant Secretaries. Each Assistant Treasurer and each Assistant Secretary, if any are elected, shall be vested with all the powers and shall perform all the duties of the Treasurer and Secretary, respectively, in the absence or disability of such officer, unless or until the Chief Executive Officer, the President or the Board of Directors shall otherwise determine. In addition, Assistant Treasurers and Assistant Secretaries shall have such powers and shall perform such duties as shall be assigned to them by the Chief Executive Officer, the President or the Board of Directors.

Section 4.10        Corporate Funds and Checks. The funds of the Corporation shall be kept in such depositories as shall from time to time be prescribed by the Board of Directors or its designees selected for such purposes. All checks or other orders for the payment of money shall be signed by the Chief Executive Officer, the President, a Vice President, the Treasurer or the Secretary or such other person or agent as may from time to time be authorized and with such countersignature, if any, as may be required by the Board of Directors.

Section 4.11        Contracts and Other Documents. The Chief Executive Officer, the President and the Secretary, or such other officer or officers as may from time to time be authorized by the Board of Directors or any other committee given specific authority in the premises by the Board of Directors during the intervals between the meetings of the Board of Directors, shall have power to sign and execute on behalf of the Corporation deeds, conveyances and contracts, and any and all other documents requiring execution by the Corporation.

Section 4.12        Ownership of Stock of Another Corporation. Unless otherwise directed by the Board of Directors, the Chief Executive Officer, the President, a Vice President, the Treasurer or the Secretary, or such other officer or agent as shall be authorized by the Board of Directors, shall have the power and authority, on behalf of the Corporation, to attend and to vote at any meeting of securityholders of any entity in which the Corporation holds securities or equity interests and may exercise, on behalf of the Corporation, any and all of the rights and powers incident to the ownership of such securities or equity interests at any such meeting, including the authority to execute and deliver proxies and consents on behalf of the Corporation.

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Section 4.13        Delegation of Duties. In the absence, disability or refusal of any officer to exercise and perform his or her duties, the Board of Directors may delegate to another officer such powers or duties.

Section 4.14        Resignation and Removal. Any officer of the Corporation may be removed from office for or without cause at any time by the Board of Directors. Any officer may resign at any time in the same manner prescribed under Section 3.03 of these Bylaws.

Section 4.15        Vacancies. Subject to the Investor Rights Agreement, the Board of Directors shall have the power to fill vacancies occurring in any office.

Article V

Stock

Section 5.01        Shares With Certificates.

The shares of stock of the Corporation shall be uncertificated and shall not be represented by certificates, except to the extent as may be required by applicable law or as otherwise authorized by the Board of Directors. Notwithstanding the foregoing, shares of stock represented by a certificate and issued and outstanding on [     ]5 shall remain represented by a certificate until such certificate is surrendered to the Corporation.

If shares of stock of the Corporation shall be certificated, such certificates shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the Corporation represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two authorized officers of the Corporation (it being understood that each of the Chief Executive Officer, the Vice Chairman, the President, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary, and any Assistant Secretary of the Corporation shall be an authorized officer for such purpose), certifying the number and class of shares of stock of the Corporation owned by such holder. Any or all of the signatures on the certificate may be a facsimile. The Board of Directors shall have the power to appoint one or more transfer agents and/or registrars for the transfer or registration of certificates of stock of any class, and may require stock certificates to be countersigned or registered by one or more of such transfer agents and/or registrars. The name of the holder of record of the shares represented thereby, with the number of such shares and the date of issue, shall be entered on the books of the Corporation. With respect to all uncertificated shares, the name of the holder of record of such uncertificated shares represented, with the number of such shares and the date of issue, shall be entered on the books of the Corporation.

Section 5.02        Shares Without Certificates. If the Board of Directors chooses to issue shares of stock without certificates, the Corporation, if required by the DGCL, shall, within a reasonable time after the issue or transfer of shares without certificates, send the stockholder a statement of the information required by the DGCL. The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided that the use of such system by the Corporation is permitted in accordance with applicable law.

Section 5.03        Transfer of Shares. Shares of stock of the Corporation shall be transferable upon its books by the holders thereof, in person or by their duly authorized attorneys or legal representatives, upon surrender to the Corporation by delivery thereof (to the extent evidenced by a physical stock certificate) to the person in charge of the stock and transfer books and ledgers. Certificates representing such shares, if any, shall be cancelled and new certificates, if the shares are to be certificated, shall thereupon be issued. Shares of capital stock of the Corporation that are not represented by a certificate shall be transferred in accordance with any procedures adopted by the Corporation or its agent and applicable law. A record shall be made of each transfer. Whenever any transfer of shares shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer if, when the certificates are presented, both the transferor and transferee request the Corporation to do so. The Corporation shall have power and authority to make such rules and regulations as it may deem necessary or proper concerning the issue, transfer and registration of certificates for shares of stock of the Corporation.

Section 5.04        Lost, Stolen, Destroyed or Mutilated Certificates. A new certificate of stock or uncertificated shares may be issued in the place of any certificate previously issued by the Corporation alleged to have been lost, stolen or destroyed, and the Corporation may, in its discretion, require the owner of such lost, stolen or destroyed certificate, or his or her legal representative, to give the Corporation a bond, in such sum as the Corporation may direct, in order to indemnify the Corporation against any claims that may be made against it in connection therewith. A new certificate or uncertificated shares of stock may be issued in the place of any certificate previously issued by the Corporation that has become mutilated upon the surrender by such owner of such mutilated certificate and, if required by the Corporation, the posting of a bond by such owner in an amount sufficient to indemnify the Corporation against any claim that may be made against it in connection therewith.

5 To be the Closing Date of the merger.

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Section 5.05        List of Stockholders Entitled To Vote. The Corporation shall prepare, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting at least ten days prior to the meeting (a) on a reasonably accessible electronic network; provided that the information required to gain access to such list is provided with the notice of meeting or (b) during ordinary business hours at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 5.05 or to vote in person or by proxy at any meeting of stockholders.

Section 5.06        Fixing Date for Determination of Stockholders of Record.

(A)             In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, unless otherwise required by law, not be more than 60 nor less than ten days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

(B)              In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than 60 days prior to such action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(C)              Unless otherwise restricted by the Certificate of Incorporation, in order that the Corporation may determine the stockholders entitled to express consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date for determining stockholders entitled to express consent to corporate action in writing without a meeting is fixed by the Board of Directors, (i) when no prior action of the Board of Directors is required by law, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law, and (ii) if prior action by the Board of Directors is required by law, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

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Section 5.07        Registered Stockholders. Prior to the surrender to the Corporation of the certificate or certificates for a share or shares of stock or notification to the Corporation of the transfer of uncertificated shares with a request to record the transfer of such share or shares, the Corporation may treat the registered owner of such share or shares as the person entitled to receive dividends, to vote, to receive notifications and otherwise to exercise all the rights and powers of an owner of such share or shares. To the fullest extent permitted by law, the Corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof.

Article VI

Notice and Waiver of Notice

Section 6.01        Notice. If mailed, notice to stockholders shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. Other forms of notice shall be deemed given as provided in the DGCL. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL.

Section 6.02        Waiver of Notice. A written waiver of any notice, signed by a stockholder or director, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in such a waiver. Attendance at any meeting (in person or by remote communication) shall constitute waiver of notice except attendance for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

Article VII

Indemnification

Section 7.01        Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or an officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, agent or trustee or in any other capacity while serving as a director, officer, employee, agent or trustee, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section 7.03 with respect to proceedings to enforce rights to indemnification or advancement of expenses or with respect to any compulsory counterclaim brought by such indemnitee, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors. Any reference to an officer of the Corporation in this Article VII shall be deemed to refer exclusively to the Chief Executive Officer, Vice Chairman, President, Chief Financial Officer, General Counsel and Secretary of the Corporation appointed pursuant to Article IV of these Bylaws, and to any Vice President, Assistant Secretary, Assistant Treasurer, other officer of the Corporation appointed by the Board of Directors pursuant to Article IV of these Bylaws or other person designated by the title of “Vice President” of the Corporation, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors or equivalent governing body of such other entity pursuant to the certificate of incorporation and bylaws or equivalent organizational documents of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

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Section 7.02        Right to Advancement of Expenses. In addition to the right to indemnification conferred in Section 7.01, an indemnitee shall also have the right to be paid by the Corporation the expenses (including attorney’s fees) incurred by the indemnitee in appearing at, participating in or defending any such proceeding in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under this Article VII (which shall be governed by Section 7.03) (hereinafter an “advancement of expenses”); provided, however, that, if the DGCL requires or in the case of an advance made in a proceeding brought to establish or enforce a right to indemnification or advancement, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer of the Corporation (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made solely upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified or entitled to advancement of expenses under Section 7.01 and Section 7.02 or otherwise.

Section 7.03        Right of Indemnitee to Bring Suit. If a claim under Section 7.01 or Section 7.02 is not paid in full by the Corporation within (i) 60 days after a written claim for indemnification has been received by the Corporation or (ii) 20 days after a claim for an advancement of expenses has been received by the Corporation, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim or to obtain advancement of expenses, as applicable. To the fullest extent permitted by law, if successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VII or otherwise shall be on the Corporation.

Section 7.04        Indemnification Not Exclusive.

(A)             The provision of indemnification to or the advancement of expenses and costs to any indemnitee under this Article VII, or the entitlement of any indemnitee to indemnification or advancement of expenses and costs under this Article VII, shall not limit or restrict in any way the power of the Corporation to indemnify or advance expenses and costs to such indemnitee in any other way permitted by law or be deemed exclusive of, or invalidate, any right to which any indemnitee seeking indemnification or advancement of expenses and costs may be entitled under any law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such indemnitee’s capacity as an officer, director, employee or agent of the Corporation and as to action in any other capacity.

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(B)              Given that certain jointly indemnifiable claims (as defined below) may arise due to the service of the indemnitee as a director or officer of the Corporation at the request of the indemnitee-related entities (as defined below), the Corporation shall be fully and primarily responsible for the payment to the indemnitee in respect of indemnification or advancement of expenses in connection with any such jointly indemnifiable claims, pursuant to and in accordance with the terms of this Article VII, irrespective of any right of recovery the indemnitee may have from the indemnitee-related entities. Under no circumstance shall the Corporation be entitled to any right of subrogation or contribution by the indemnitee-related entities and no right of advancement or recovery the indemnitee may have from the indemnitee-related entities shall reduce or otherwise alter the rights of the indemnitee or the obligations of the Corporation hereunder. In the event that any of the indemnitee-related entities shall make any payment to the indemnitee in respect of indemnification or advancement of expenses with respect to any jointly indemnifiable claim, the indemnitee-related entity making such payment shall be subrogated to the extent of such payment to all of the rights of recovery of the indemnitee against the Corporation, and the indemnitee shall execute all papers reasonably required and shall do all things that may be reasonably necessary to secure such rights, including the execution of such documents as may be necessary to enable the indemnitee-related entities effectively to bring suit to enforce such rights. Each of the indemnitee-related entities shall be third-party beneficiaries with respect to this Section 7.04(B) of Article VII, entitled to enforce this Section 7.04(B) of Article VII.

For purposes of this Section 7.04(B) of Article VII, the following terms shall have the following meanings:

(1)               The term “indemnitee-related entities” means any corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise (other than the Corporation or any other corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise for which the indemnitee has agreed, on behalf of the Corporation or at the Corporation’s request, to serve as a director, officer, employee or agent and which service is covered by the indemnity described herein) from whom an indemnitee may be entitled to indemnification or advancement of expenses with respect to which, in whole or in part, the Corporation may also have an indemnification or advancement obligation.

(2)               The term “jointly indemnifiable claims” shall be broadly construed and shall include, without limitation, any action, suit or proceeding for which the indemnitee shall be entitled to indemnification or advancement of expenses from both the indemnitee-related entities and the Corporation pursuant to Delaware law, any agreement or certificate of incorporation, bylaws, partnership agreement, operating agreement, certificate of formation, certificate of limited partnership or comparable organizational documents of the Corporation or the indemnitee-related entities, as applicable.

Section 7.05        Nature of Rights. The rights conferred upon indemnitees in this Article VII shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article VII that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit, eliminate, or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

Section 7.06        Insurance. The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section 7.07        Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article VII with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

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Article VIII

Miscellaneous

Section 8.01        Electronic Transmission. For purposes of these Bylaws, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Section 8.02        Corporate Seal. The Board of Directors may provide a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary. If and when so directed by the Board of Directors or a committee thereof, duplicates of the seal may be kept and used by the Chief Financial Officer, Treasurer or by an Assistant Secretary or Assistant Treasurer.

Section 8.03        Fiscal Year. The fiscal year of the Corporation shall be fixed, and shall be subject to change, by the Board of Directors. Unless otherwise fixed by the Board of Directors, the fiscal year of the Corporation shall be the calendar year.

Section 8.04        Section Headings. Section headings in these Bylaws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

Section 8.05        Inconsistent Provisions. In the event that any provision of these Bylaws is or becomes inconsistent with any provision of the Certificate of Incorporation, the DGCL or any other applicable law, such provision of these Bylaws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

Section 8.06        Severability. If any provision or provisions in these Bylaws shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision or provisions in any other circumstance and of the remaining provisions in these Bylaws and the application of such provision or provisions to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any security of the Corporation shall be deemed to have notice of and consented to this Section 8.06.

Article IX

Amendments

Section 9.01        Amendments. The Board of Directors is authorized to make, repeal, alter, amend and rescind, in whole or in part, these Bylaws without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware, the Certificate of Incorporation or the Investor Rights Agreement.

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